As filed with the Securities and Exchange Commission on April 9, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Honest Company, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5961	90-0750205
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12130 Millennium Drive, #500

Los Angeles, CA 90094

(888) 862-8818

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nikolaos Vlahos

Chief Executive Officer

The Honest Company, Inc.

12130 Millennium Drive, #500

Los Angeles, CA 90094

(888) 862-8818

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

C. Thomas Hopkins Nicole Brookshire Siana Lowrey Sara Semnani Cooley LLP 1333 2nd Street, Suite 400 Santa Monica, CA 90401 (310) 883-6400	Kelly Kennedy Executive Vice President, Chief Financial Officer Brendan Sheehey General Counsel The Honest Company, Inc. 12130 Millennium Drive, #500 Los Angeles, CA 90094 (888) 862-8818	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of any additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2021

PRELIMINARY PROSPECTUS

             Shares

COMMON STOCK

This is an initial public offering of shares of common stock of The Honest Company, Inc. We are offering                  shares of our common stock and the selling stockholders identified in this prospectus are offering an additional                  shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price for our common stock will be between $                 and $                 per share. We have applied to list our common stock on The Nasdaq Global Select Market under the symbol “HNST.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 19 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to The Honest Company, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

At our request, the underwriters have reserved up to         % of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by our directors and officers. See the section titled “Underwriters—Directed Share Program” for additional information.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of common stock from us and the selling stockholders at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2021.

Morgan Stanley	J.P. Morgan	Jefferies

BofA Securities	Citigroup	William Blair	Guggenheim Securities

Telsey Advisory Group	C.L. King & Associates	Loop Capital Markets	Penserra Securities LLC	Ramirez & Co., Inc.

Prospectus dated                     , 2021.

HONEST(R)

"YOU SHOULDN'T HAVE TO CHOOSE BETWEEN WHAT WORKS AND WHAT'S GOOD FOR YOU.
/s/ Jessica Alba
Jessica Alba, Founder

INSPIRING EV

EVERYONE TO LOVE LIVING

CONSCIOUSLY

Prospectus

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States

i

who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

“The Honest Co.,” The Honest Company logo, Honest Omni-Analytics, “NO list” and our other registered and common law trade names, trademarks and service marks are the property of The Honest Company, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

We refer to Jessica Warren, our founder, Chief Creative Officer and Chair of our board of directors, as Jessica Alba in this prospectus.

When we refer to “digitally-native” throughout this prospectus, we mean that we launched our company as a digital platform.

FOUNDER LETTER

I founded The Honest Company because I had to.

My personal experiences helped create the foundation on which I built The Honest Company, so I want to share my story with you. I was born into a hardworking Mexican-American family. My parents worked multiple jobs, doing whatever it took to get by. I suffered from chronic illnesses, severe asthma and allergies, leading to long, lonely weeks in the hospital. There were no lasting solutions for my health issues and by the time I was ten, I became aware of how wellness can define your whole life. That’s never left me. It’s difficult to be happy and to thrive when your health is compromised. It was my first real honest moment, a time in my life that inspired me to clarify my values. It wouldn’t be my last.

Thirteen years ago, I was pregnant with my first child and my entire world turned upside down—or, rather, right side-up. All my priorities shifted to this new little person. When I used a laundry detergent marketed for babies on items from my baby shower, I was shocked when it triggered an allergic reaction. It took me back to those awful memories of being ill as a child. What if my child had the same reactions to these products as I did? And I was scared. Once that trust was broken, there was no going back.

I tried to shop around the problem, but it was expensive and time-consuming. I experimented with DIY products that never really worked. Trying to make the right choices was too hard and I couldn’t do it alone. I finally turned to online communities and found so many people facing the same struggles I had. I did research and learned that exposure to certain harsh chemicals found in everyday products has been linked to a rise in chronic illnesses, childhood cancers, learning disabilities and hormone disruptors. I lobbied on Capitol Hill for chemical legislation reform, but was faced with the sad reality of how much human health has been politicized. The solutions I tried in the marketplace were too expensive, ineffective and hard to find. I craved one brand that holistically addressed my needs, that educated without fear, that supported a community of like-minded conscious consumers, that prioritized transparency and didn’t make you choose between what works and what’s good for you. So, I spent the next three years trying to figure out how to do that...

It’s all about an Honest start.

Over a decade ago, when I had the vision for a business that prioritized people and the planet, the world was different. Building a brand based on conscious consumers was considered niche and not scalable. Transparency and compassion were not the pillars of a successful business. The big businesses and ultimate decision makers for what goes in, on and around us were dominated by a very narrow leadership profile. This may have been the status quo, but I knew it needed to change. Here’s what I believed:

Health and wellness are a universal foundation for a life well-lived and should be accessible to all.

Living a healthy life shouldn’t be a privilege. The effects of health inequality are magnified for marginalized and underserved communities and they don’t have to be.

Businesses can stand for good, and compassion isn’t only for non-profit organizations.

I wanted Honest to be built on a type of business model that I had never seen created before, a mission-based, for-profit model that addresses health equity, sustainability and social justice.

The conscious consumer was out there, but they needed real support through education, community and convenience.

The only way to achieve this was to build an online destination for content, community and commerce, inspiring authentic dialogue and creating lasting connections.

I believed it shouldn’t be so difficult to want better for yourself, your family and the world around you. I knew there were millions of others out there that shared my values, but the marketplace didn’t have a solution. So, I had to create the change I wanted to see. That’s how I founded The Honest Company.

Let’s be Honest.

After our launch in 2012, there was an overwhelming immediate response and growth in the years that followed. We were raising the bar for the entire marketplace and becoming a David to the many Goliaths out there along the way. Our success and disruptive business model proved that the passion for a company anchored in values of consciousness, community and compassion was truly there. People today talk a lot about “feeling seen”; what they really mean is that they’ve found something that aligns with what matters to them and that they finally see themselves where they hadn’t before. That’s what Honest ultimately did: We created a purpose-driven company with the conscious consumer at its center.

Several years after our launch, however, I was facing another honest moment. Our rapid growth was compromising key business functions and we were outgrowing our infrastructure. In order to fulfill our mission, we needed the expertise and experience of a world-class business leader. Finding Nick Vlahos fulfilled what felt impossible at the time, a partner who cares as much about our mission as I do and believes that you can build a robust business around what Honest values most. With Nick as our Chief Executive Officer, we’ve solidified our foundation and built our organizational capabilities and processes, including research and development, procurement, supply chain and operations to deliver on our promise and set the path for the future.

Authenticity is our authority.

Living through one of the greatest times of uncertainty we’ve ever faced has definitely been an honest moment for all of us. While I’ve seen iconic companies that I grew up with disappear overnight, Honest has thrived by maintaining the spirit of a start-up with the soul of a powerhouse. When faced with challenges, we meet them with transparency, authenticity and a commitment to learn and adjust quickly. When the COVID-19 pandemic hit and we went into lockdown, people became more aware of their health and what they bring into their homes. Honest never wavered in being there for them. The nature of our business is nimble, so we’re able to listen to our consumer, innovate and deliver when it matters most. For example, we created and brought to market a new Stay Safe cleaning collection, a complete set of cleaning, sanitizing and disinfecting solutions, in less than six months.

We’re continually adjusting to meet our consumer’s new behaviors. Our robust omnichannel distribution model allows us to be accessible however consumers are shopping. With a dynamic influencer strategy, we can consistently build community through relevant, “snackable” content that educates and entertains. Being digitally-native means that we’ll always be at the forefront of how people communicate and connect.

Trust in a brand is driven by consumers. It’s hard to earn and it’s easy to lose. In times of great pressure, we’ve committed to doing what’s right, not just what’s easy. During this pandemic, we’ve seen behavior shift to support businesses that align with purpose and values. Our trajectory has shown that people continue to choose Honest. Honest continues to box above its weight with consumers and customers.

We’re the conscious living company for today and tomorrow.

Success is not only about the bottom line; it’s also about leaving the world better than we found it. We believe in the “butterfly effect”—when working towards a common goal, small steps in the right direction add up to monumental change. We’ve supported our non-profit partners to continue pushing for equity, justice and access on a national and global scale. To date, we’ve donated over approximately 25 million essential products to people in need.

Sadly, the pandemic has only magnified the everyday struggles that far too many people face, lacking essential products for their personal and family needs or having to reuse diapers to get through the day. Together with Baby2Baby, our official charitable partner, we’ve stepped up distribution of essential items during this immense time of need by committing to donating 3.5 million diapers, wipes and personal care products via family resource centers, homeless shelters, health clinics and Head Start centers to families impacted by the COVID-19 pandemic. We know that marginalized and underserved communities are impacted much more profoundly, so we’ve donated over 345,000 products for natural disaster survivors. Giving back is built into our business model; the better we do, the bigger impact we make.

My vision for Honest was to build a company that operates with consciousness and compassion from the inside out. Honest has always been a destination for people who want to live and work with purpose. We feel a great responsibility towards the culture that we’re creating with our employees and we’re passionate about reflecting the world we want to see. We provide all full-time employees time off to volunteer up to 20 hours annually at the non-profit of their choice and match employee donations to their causes. To date, Honest employees have already contributed over 18,500 hours to help communities in need. We also encourage civic participation, giving employees time off to vote.

As a female founder and woman of color, I know how important it is to create a working environment with an inclusive approach to personal support and professional opportunity. We haven’t hesitated to step up, put our stake in the ground and push to build a kind of company that reflects the true scope of our communities and values. With the support of our CEO and our Chief People Officer, we’ve created a future-facing culture. We prioritize diversity and inclusion into our recruitment, hiring and development processes. We created the Honest University, an award-winning professional development program available to employees at every level of our organization. As employees now and in the generation to come push to bring their whole self to work, we’ve created a values-driven culture that embraces dialogue, action and change. Our Employee Resource Groups offer a safe forum to uplift and develop employee-led initiatives that address issues that matter most to them. To date, we’ve developed a range of programs and employee resource groups to drive the continued representation, belonging and success of every member of the Honest team.

Welcome to our world.

We’re just getting started on our journey; by becoming a stockholder, you’re not only part of a business, you’re part of a movement. Here’s what we’re committing to you:

We’ll passionately prioritize the health and well-being of people and the planet.

We’ll fearlessly challenge the status quo and innovate to deliver on our mission.

We’ll continually push to be the best version of ourselves.

We’re creating an Honest World. Join us.

Jessica Alba, Founder

v

About Jessica Alba

Founder Jessica Alba is a globally recognized business leader, entrepreneur, advocate, actress, and New York Times bestselling author of The Honest Life. As an influential Mexican-American, she’s also a driver of the New Mainstream Economy of Latinx business and cultural leaders today. With a significant global reach including more than 39 million social media followers worldwide, she has an innate and invaluable ability to resonate and engage with the consumer, driving trends and connecting across demographics and generations. A relevant resource for the modern, conscious consumer, her accessible advice brings a stylish, forward-thinking approach to health and wellness, parenting, home and interior design, food and drink, fashion and accessories, events and experiences and much more.

HONEST(R)

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “The Honest Company,” “the company,” “we,” “us,” “our” and similar references in this prospectus refer to The Honest Company, Inc. and its subsidiaries.

Our Mission

Inspire everyone to love living consciously.

Overview: The Honest Difference

The Honest Company is a digitally-native, mission-driven brand focused on leading the clean lifestyle movement, creating a community for conscious consumers and seeking to disrupt multiple consumer product categories. Our commitment to our core values, passionate innovation and engaging our community has differentiated and elevated our brand and our products. Since our launch in 2012, we have been dedicated to developing clean, sustainable, effective and thoughtfully designed products. By doing so with transparency, we have cultivated deep trust around what matters most to our consumers: their health, their families and their homes. We are an omnichannel brand, ensuring our products are available however our consumers shop. Our differentiated platform positions us for continued growth through our trusted brand, award-winning multi-category product offering, deep digital-first connection with consumers and omnichannel accessibility.

Our integrated multi-category product architecture is intentionally designed to serve our consumers every day, at every age and through every life stage, no matter where they are on their journey. Today, our three categories are Diapers and Wipes, Skin and Personal Care and Household and Wellness, which represented 63%, 26% and 11% of our 2020 revenue, respectively. At the center of our product ecosystem are our diapers, which are a strategic consumer acquisition tool that acts as an entry point for our portfolio, as new parents often go on to purchase products from our other categories for their everyday family needs. According to a third-party study that we commissioned in 2020, nearly 90% of our diaper buyers surveyed expanded their purchases beyond diapers and nearly half have purchased two or more of our non-diaper products. Our integrated multi-category product architecture is designed to drive loyalty, increase our consumer wallet share and generate attractive consumer lifetime value.

We believe that our consumers are modern, aspirational, conscious and style-forward and that they seek out high quality, effective and thoughtfully designed products. We believe that they are passionate about living a conscious life and are enthusiastic ambassadors for brands they trust. As purpose-driven consumers, they transcend any one demographic, spanning gender, age, geography, ethnicity and household income. Honest consumers are often young, mobile-centric and digitally inclined. We build relationships with these consumers through a disruptive digital marketing strategy that engages them with “snackable” digital content (short-form, easily digestible content), immerses them in our brand values, and inspires them to join the Honest community. Our direct connection with our community enables us to understand what consumers’ needs are and inspires our product innovation pipeline, generating a significant competitive advantage over more traditional consumer packaged goods, or CPG, peers.

Our omnichannel approach seeks to meet consumers however they want to shop, balancing deep consumer connection with broad convenience and accessibility. Since our launch, we have built a well-integrated omnichannel presence by expanding our retail accessibility across both Digital and Retail channels, including the launch of strategic partnerships with Costco, Target and Amazon in 2013, 2014 and 2017, respectively. In 2020, we generated 55% and 45% of our revenue from our Digital and Retail channels, respectively. We maintain direct relationships with our consumers via our flagship digital platform, Honest.com, which allows us to influence brand experience and better understand consumer preferences and behavior. We increase accessibility of our products to more consumers through both the third-party pureplay ecommerce sites that, with Honest.com, comprise the rest of our Digital channel, and our Retail channel, which includes leading retailers and their websites. Our products can be found in approximately 32,000 retail locations across the United States, Canada and Europe. This distinctive business model has allowed us to efficiently scale our business while remaining agnostic as to the channel where consumers purchase our products. Our integrated omnichannel presence provides meaningful benefits to our consumer which we believe is not easily replicated by our competitors.

At Honest, we prioritize transparency, trust and sustainability in all that we do. Our purpose-driven mission inspires our commitment to safety and transparency, our philanthropic partnerships with our charity and community partners and our commitment to diversity and inclusion. We strive to reduce our environmental footprint. In 2020, we entered into an agreement to participate in a program to offset, through carbon offset projects, the greenhouse gas emissions resulting from our Honest.com shipments through the end of 2022. Our domestic Honest.com shipments were carbon neutral from May 2020 to October 2020 as a result of this program and we expect these shipments to continue to be carbon neutral through the end of 2022. Since inception, we have donated approximately 25 million essential products and our team has volunteered over 18,500 hours in our communities. Finally, as a company founded by a woman of color, we are proud to say that as of December 31, 2020, people of color represented nearly half of our workforce and women represented 68% and 53% of our workforce and leadership, which includes director level and above, respectively.

Our trusted brand, innovative product offering, deep consumer connection and differentiated omnichannel presence have driven strong financial performance. For example, we:

•	Grew revenue 27.6% from $235.6 million in 2019 to $300.5 million in 2020;

•	Grew revenue in our Diapers and Wipes, Skin and Personal Care and Household and Wellness categories by 16.4%, 35.5% and 116.5%, respectively, from 2019 to 2020;

•	Increased gross margin from 2019 by 370 basis points to 35.9% in 2020;

•	Generated a net loss of $14.5 million in 2020; and

•	Achieved adjusted EBITDA of $11.2 million in 2020, or 4% of 2020 revenue.

Adjusted EBITDA is a measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. For further information about how we calculate adjusted EBITDA, limitations of its use and a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure—Adjusted EBITDA.”

Our Industry

Rapidly Growing “Clean and Natural” Segment in Large Market

We believe that the “clean and natural” segments of the Diapers and Wipes, Skin and Personal Care and Household and Wellness markets are growing at outsized rates, as a result of the increasing shift in consumer demand for “better-for-you” products. In 2019, we estimate that the clean and natural U.S. Diapers and Wipes, Skin and Personal Care and Household and Wellness markets generated approximately $1 billion, $12 billion and $4 billion in retail sales, respectively, and that they will grow at a compound annual growth rate, or CAGR, of 16%, 10% and 4% from 2019 to 2025, respectively. This growth has far outpaced broader spending in all U.S.

Diapers and Wipes, Skin and Personal Care and Household and Wellness markets, which we estimate generated approximately $8 billion, $81 billion and $41 billion of retail sales, respectively, in 2019, and which we estimate will grow at a CAGR of 2%, 3% and 2% from 2019 to 2025, respectively. Combined, we believe our market share is less than 5% of these markets overall, thus providing significant room for growth.

We believe that certain historical leading brands that have produced products in these categories for decades generally focus on single categories and offer products made with conventional ingredients that are less aligned with increasing consumer preference for clean and natural solutions. We believe that given consumers’ growing focus on their health and wellness, reducing waste and promoting social impact, we are well-positioned to continue to take market share from these legacy brands.

U.S. 2019 Diapers and WipesMarket: $8 billion(1)2019A - 2025E CAGR
U.S. 2019 Skin and Personal Care Market: $81 billion(2) 2019A - 2025E CAGRU.S. 2019 Household and Wellness Market: $41 billion(3) 2019A - 2025E CAGR2% 16% 1%6.9x Greater than Conventional3% 10% 2% 2% 4%2.0x Greater than Conventional(1%) ConventionalTotal Clean /Natural ConventionalTotal Clean / Natural ConventionalTotal Clean / Natural"Conventional" refers to brands that did not make explicit claims that their products were natural, "better-for-you," naturally derived or simplifiedformulations, or similar claims. "Clean/Natural" refers to brands that make explicit claims regarding their products being natural, "better-for-you,"naturally derived or simplified formulations, or similar claims.(1) Based off aggregated data of at least 25 brands. (2) Based off aggregated data of at least 90 brands.(3) Based off aggregated data of at least 115 brands.

We believe that this market shift towards clean and natural products is in its early stages. Despite the growth of the clean and natural categories, the implied clean and natural market penetration of the total Diapers and Wipes, Skin and Personal Care and Household and Wellness markets in the United States in 2019 is estimated to be 11%, 14% and 10%, respectively, according to a third-party study that we commissioned. This estimated market penetration is calculated based on comparing the clean and natural portion of a certain market compared to the relevant total market. We believe this illustrates the whitespace opportunity for further market penetration and category growth in the clean and natural segments.

Significant Growth in Digital Channels

In tandem with this category growth, a fundamental channel shift is underway across the Diapers and Wipes, Skin and Personal Care and Household and Wellness markets. Historically, products in these markets have been sold through traditional, wholesale, store-based channels, which accounted for approximately 80% of U.S. retail sales in these markets in 2019, according to our estimates. In recent years, consumer behavior has transitioned toward digital and direct-to-consumer channels. According to our estimates, from 2014 to 2019, total ecommerce sales grew at seven times the rate of brick and mortar store-based sales. We see consumers increasingly self-educating on the benefits of clean and natural products through social media, influencers and other online content, driving digital engagement and purchasing that supports continued outsized growth of the ecommerce channel.

We expect these trends to continue and believe the move in consumer preferences towards clean and sustainable products, as well as the growth in the digital channel, will accelerate globally. As a leader in the clean CPG movement and a driver of the shift to omnichannel in the CPG space, we believe that we are well-positioned to capitalize and continue to lead innovation on these industry trends both in the United States and globally.

Our Strengths

Mission-Driven Brand Inspiring Deep Consumer Affinity Across Categories

Our brand promise results in deep consumer affinity, loyalty and broad desire to shop our brand across categories. According to a third-party study that we commissioned among then-current diaper, personal care and beauty buyers of certain brands, Honest is ranked #1 or #3 across indices of “better-for-you” credibility, expressive brand personality and functional excellence. A large majority of respondents stated that they would recommend our diaper products to their friends, family and others, representing a net promoter score of 78 among consumers who primarily shop Honest diapers. We have meaningfully expanded our brand reach throughout the United States but believe that we still have significant whitespace opportunity for growth, as demonstrated by our unaided brand awareness of 25% among diaper buyers according to our consumer research as of January 2021.

Key Loyalty Brand Drivers HONEST DIAPERS(1)HONEST BEAUTY, WHICH INCLUDESHONEST SKIN AND PERSONAL CARE(2)IMPORTANCE in Driving Loyalty Index(3)KEY ATTRIBUTES ExamplesBETTER FOR YOU CREDIBILITY(4)#1 #1 95 Diapers Leader in natural Excellent for sensitive skin SafestBeauty Clean products Natural Safest for skinFUNCTIONALEXCELLENCE(4)#3 AT A 95 INDEX TO TOP 2 COMPETITORS #194 Diapers Comfortable Absorbent Dependable, durableBeautyProducts that are effective / get the best resultsWorks well for skin type / complements skin typeWell-reviewed / trusted by othersEXPRESSIVE PERSONALITY(4)Diapers Premium Smart Enjoyable InnovativeBeauty Unique Modern InnovativeSource: Third party survey conducted on our behalf in August 2020. Diapers and wipes respondents identified as primarily purchasing Honest diapers; skin and personalcare respondents purchased Honest skin and personal products within last 6 months.Notes:1. Ranking among four key diaper brand competitors. Only includes brands with share greater than 1% (survey included seven key diaper brands in total).2. Ranking among four key beauty brand and four key baby personal care brand competitors (survey included seven beauty brands in total, three of whichwe consider to be competitors, and seven baby personal care brands in total, three of which we consider to be competitors).3. Index to the importance of the top loyalty driver for diaper category, the ante, "brand love."4. Survey respondents asked to indicate how much they agreed or disagreed with the statements "Better for You" Credibility, "Functional Excellence" and"Expressive Personality" based on key attributes of each statement for relevant categories.

Leveraging our brand equity, we have developed an integrated, multi-category product architecture intentionally designed to serve our consumers every day, at every age and through every life stage, no matter where they are on their journey. We have become an increasingly integral part of consumers’ lives, serving them across their pregnancy, baby, beauty and household care needs, with a goal of capturing significant wallet share, high repeat purchasing rates and attractive consumer lifetime value. In 2020 alone, 34% of first-time Honest.com buyers purchased at least one Skin and Personal Care product, 46% of first-time Honest.com buyers purchased at least one Diapers and Wipes product and 34% of first-time Honest.com buyers purchased at least one Household and Wellness product.

Honest journeyHonest diapers and wiper baby careNow that she has a newborn, she loves the convenience of customizing her diapers and wipes subscription from honest.com and adds our baby care products to her order for clean, effective diapering.Honest personal careWherever she finds us, her affinity for the brand grows; shes brought honest personal care into her familys daily bathtime routine and loves the convenience of being able to replenish on her target run.And another honest life has begun.GiftingOur modern mom-to-be first discover honest when she receives a diaper cake and baby care gift sets at her baby shower and shes curious to learn more.Honest mama, honest beautyResearching honest.com, she sees a brand that shares her values and wants to ensure she uses skincare products with ingredients safe for pregnancy.Honest cleaningAs her child grows, she wants to trust everything in, on and around her family and home, so she uses our cleaning and disinfection products.Honest journeyHonest cleaningShe loves the clean skincare and makeup routines shes been following online and was glad she could find honest online and at target when she was in college. Now that she has her first place on her own, she cares just as much about whats around her every day. With honest, she can clean consciously and trust the cleaning power without harsh chemicals.Honest mama and giftingShes given honest for her girlfriends baby showers and shes excited they finally get to return the favor now that shes pregnant. Shes happy to have an honest start for this new phase, so she fills her registry with honest baby products and starts to use honest mama on her growing belly.And another honest life has begun.Honest beautyNow that shes making more of her own purchasing decisions, our honest girl is passionate about making conscious choices. She wants to try clean beauty to get the looks she and her friends love, but she doesnt want to compromise - thats where honest beauty comes in.Honest babyShes loving how our diapers and wipes perform for her baby and is happy to have one brand to trust for all her needs,24/7. Shes excited to raise her kids with clean, conscious products and honest values that align with hers.

Deep Connection with Consumers

Since inception, we have grown our brand and deepened our consumer relationships through our “Content, Community, Commerce” strategy. We produce highly relevant, “snackable” content and engage with consumers through multiple touchpoints, including our flagship digital platform, Honest.com, our social media presence where we reach approximately four million followers across our social media accounts, and other digital mediums. We believe that our ability to own and nurture our consumer relationships represents a meaningful competitive advantage over traditional CPG peers, who largely rely on retailers and traditional mediums to sell their products. These relationships with our consumers inform our product innovation and allow us to move faster to bring new and improved products to market. At Honest, we have curated an aspirational conscious lifestyle platform. We activate it via our social media and digital marketing capabilities, to differentiate our brand and build direct consumer relationships. As a result, we have fostered a highly engaged social media community who shares our passion for conscious living, further enhancing our reputation as a purpose-driven brand.

In-House Product Development Capabilities that Power Innovation

Product innovation lies at the heart of our business. We have built a high-performance product development team that sets new standards with a proven track record of bringing innovative, award-winning products to market. To maximize the impact of our product development capabilities, our direct connection with our community enables us to understand what consumers’ needs are and inspires our product innovation pipeline, which we believe generates a significant competitive advantage over more traditional CPG peers. Our product innovation is inspired by feedback from our consumers that we receive through multiple avenues, including through our internal customer service team, comments left by consumers on our social media platforms and product ratings on our website and retailer’s websites. For example, we created and brought to market a new Stay Safe cleaning collection, a complete set of cleaning, sanitizing and disinfecting solutions, in less than six months after the onset of COVID-19. In 2020, 22% of our revenue was generated from stock keeping units, or SKUs, introduced in 2020. In addition to using these capabilities to innovate new products to bring to market, we also regularly reformulate or update existing products, improving performance and expanding gross margin. We have won over 100 awards, including the 2020 “Parents” Best for Baby Award and seven Allure Best of Beauty awards.

Integrated Omnichannel Approach to Drive Discovery and Accessibility

Our multi-channel presence across our complementary Digital and Retail channels allows us to meet our consumers however they want to shop, mirroring their shopping behaviors and providing availability and accessibility that we believe our competitors would find hard to replicate. Our integrated omnichannel approach has driven brand building and organic lead generation, while maximizing consumer connection, experience and accessibility to encourage long-term consumer relationships. Our Digital channel is comprised of both our flagship digital platform, Honest.com, and third-party pureplay ecommerce sites. Honest.com enables us to maintain direct relationships with our consumers, influence brand experience and better understand consumer preferences and behavior. Our third-party pureplay ecommerce partners and our Retail channel, which includes leading retailers and their websites, increase accessibility of our products to more consumers. We have developed a distinctive business model that has allowed us to efficiently scale our business while making us agnostic to the channel where consumers purchase our brand. Our omnichannel strategy has meaningfully increased access to our products. According to a third-party study that we commissioned, 79% of recent diaper buyers who originate on Honest.com also shopped for Honest diapers in retail brick and mortar stores.

Scalable Infrastructure and High-Performance Team to Support Growth

We have made significant investments in recent years designed to provide a stable foundation for our business as it scales. We have built state-of-the-art infrastructure, systems and processes to support our core in-house capabilities, including research and development, sales and marketing, brand management, distribution and logistics and customer service. We believe this foundation is highly scalable and therefore capable of supporting our future growth.

We are led by a strong team of consumer industry veterans who are united by a passion for our mission and a belief in our vast future potential. Our founder, Jessica Alba, is a globally recognized business leader, entrepreneur, advocate, actress and New York Times bestselling author. With a significant global reach including more than 39 million social media followers worldwide across social media accounts, she has an innate and invaluable ability to resonate and engage with the consumer, driving trends across demographics and generations. Her partnership with our Chief Executive Officer, Nick Vlahos, represents a distinctive combination of her entrepreneurial, authentic insights and his deep experience in the consumer products industry. Nick brings over 30 years of experience in the consumer products industry, including most recently as Chief Operating Officer at The Clorox Company, and previously as Vice President—General Manager of Burt’s Bees. We believe our blend of talent, experience and culture gives us the ability to drive sustainable growth.

Our Growth Strategy

We intend to drive growth and increased profitability in our business through these key elements of our strategy:

Drive Marketing Innovation to Increase Consumer Engagement

•

Deepen Consumer Relationships. We plan to deepen our existing consumer relationships to improve our revenue retention and increase our wallet share. We intend to further promote our strong brand equity, develop a more holistic offering for all life stages through strategic product innovation and enhance our consumer experience and product accessibility through coordinated cross-channel efforts with the goal of increasing purchase frequency and overall customer spend.

•

Grow Brand Awareness and Encourage Trial. Our unaided brand awareness of 25% among diaper buyers illustrates an opportunity to broaden our consumer base and drive future growth. We are focused on increasing brand awareness and consumer touchpoints by leveraging our differentiated content, engaged community and omnichannel strategy with continued investment in innovative brand and performance marketing. We believe increasing brand awareness could be a significant growth driver for our company.

Drive Accretive Product Innovation

•

Improve Existing Products. We strive for continuous improvement in our existing products’ safety, sustainability, efficacy and design profile, as exemplified by the introduction of our clean conscious diaper in January 2021. We believe continuous innovation is important to accelerating our growth, deepening consumer connections and improving the profitability of our product offering.

•

Introduce Innovative Products in Existing Categories. We plan to leverage our direct relationship with our community of consumers, research and development experts, internal laboratories, rapid product development capabilities and flexible supply chain to drive agile innovation in our existing categories and gain market share. We are currently reviewing our beauty offering and ingredients to capitalize on advancements in clean formulations and sustainable packaging.

•

Launch New Categories. We intend to leverage our in-house innovation capabilities to launch new products that disrupt adjacent product categories. Our direct relationship with our community of consumers provides insight into those categories in which latent demand exists. Moreover, our consumer research indicates that our brand resonates in a broad set of adjacent product categories, including new product categories within Household and Wellness and Skin and Personal Care.

Continued Execution of Omnichannel Strategy to Drive Product Accessibility

•

Increase Sales Through Ecommerce Channels. We plan to grow Honest.com by leveraging our deep connection with existing consumers and drawing new consumers through increased brand awareness and investing in performance marketing. Our flagship digital platform is core to our consumer engagement strategy, providing an immersive brand experience through our original content as well as a convenient shopping channel. Additionally, we intend to leverage our successful relationships with our third-party ecommerce partners with an aim to capture the growing portion of CPG sales transacted online in the United States.

•

Increase Breadth and Depth of Distribution at Domestic Retail Partners. Building on our success at growing our Retail channel, we have additional whitespace opportunity to expand distribution. For the 52 weeks ending December 27, 2020, we had approximately 40% all-commodity volume, or ACV, in both our Diapers and Wipes and Skin and Personal Care categories across national multi-outlet stores compared to historical leading brands that have been on the market for decades in the same categories with 95 to 100% ACV. ACV is the measurement of a product’s distribution weighted by the overall dollar retail sales attributable to the retail location distributing such product; a retail location would be counted as having sold the product or product group if at least one unit of the product was scanned for sale within the relevant time period. This metric provides a measurement of retail penetration that takes into account the importance of selling through retail locations with higher overall retail sales volumes, and as a result we believe that our competitors generally use the same measurement. We intend to enhance distribution with our existing retailers by leveraging our sales productivity and innovation, winning more shelf space and increasing the number of products we sell at retail locations that already carry our products. Additionally, we plan to increase our accessibility and reach a broader consumer base by strategically adding new retail partners, which would expand our ACV. We believe that Honest products attract an appealing consumer for our retailers. For example, based on a third-party study that we commissioned, during the eight month period ending January 2021, the average Honest consumer had a 14% higher average basket size (in dollars) when making any purchase than the average Target consumer, making Honest consumers more attractive to our retail partners due to higher average spending.

•

Grow International Sales. In 2020, international sales represented 2% of our revenue while a significant number of Jessica Alba’s social media followers were located outside the United States. We plan to accelerate our growth outside the United States by leveraging the Honest brand and global reach of Jessica Alba. We plan to prioritize markets where consumer trends towards clean, ingredient-led products in our categories are accelerating. We have entered Canada and Europe through partnerships with leading retailers and intend to leverage our proven consumer resonance to expand our footprint across existing and new accounts. We have a meaningful opportunity to leverage Jessica Alba’s large following in Asia to tap into one of the largest addressable markets for baby and personal care products. We plan to partner with leading international retailers and third-party ecommerce platforms to allow us to efficiently expand our international reach.

Recent Developments

Set forth below are preliminary estimates of selected unaudited financial and other information for the three months ended March 31, 2021 and actual unaudited financial results for the three months ended March 31, 2020. Our unaudited interim consolidated financial statements for the three months ended March 31, 2021 are not yet available. The following information reflects our preliminary estimates based on currently available information and is subject to change. These preliminary estimates are forward-looking statements. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial information described below primarily because our financial closing procedures for the three months ended March 31, 2021 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. All percentage comparisons to the prior year comparable period are measured to the midpoint of the range provided below.

	Three Months Ended March 31,
	2021		2020
	(in thousands)
	(unaudited)
	Low	High
Revenue	$	$	$72,372
Net income (loss)	$	$	$559
Non-GAAP Financial Measure—Adjusted EBITDA
Adjusted EBITDA	$	$	$4,463

•

For the three months ended March 31, 2021, we expect to report revenue in the range of $                 – $                 million, representing growth in the range of     % –     % over the three months ended March 31, 2020. Revenue growth was driven primarily by                 .

•

For the three months ended March 31, 2021, we expect to report net                  in the range of $                 – $                 million, representing a                  in the range of     % –     % versus the three months ended March 31, 2020. This expected                  net                  is primarily due to                 .

•

For the three months ended March 31, 2021, we expect to report adjusted EBITDA in the range of $                 – $                 million, representing a                  in the range of     % –     % over the three months ended March 31, 2020. Adjusted EBITDA is a measure that is not calculated in accordance with GAAP. See below for a reconciliation of adjusted EBITDA to net                  for the ranges presented above for the three months ended March 31, 2021 and the actual results for the three months ended March 31, 2020. For further information about the limitations of the use of adjusted EBITDA, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure—Adjusted EBITDA.”

The following table reconciles expected net                  to adjusted EBITDA for the three months ended March 31, 2021, and reconciles actual net income to adjusted EBITDA for the three months ended March 31, 2020:

	Three Months Ended March 31,
	2021		2020
	(in thousands)
	(unaudited)
	Low	High
Net income (loss)	$	$	$559
Interest and other (income) expense, net			159
Income tax provision			22
Depreciation and amortization			1,229
Stock-based compensation			1,923
Innovation Strategy expenses(1)			571
Related offering costs and other transaction-related expenses(2)			—

Total Adjusted EBITDA	$	$	$4,463

(1)

Consists of professional fees and expenses and executive severance and termination expenses related to our Innovation Strategy, which we describe further in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure—Adjusted EBITDA.”

(2)	Consists of third-party costs associated with the preparation of this offering.

The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this prospectus and is not a comprehensive statement of our financial or other results for the three months ended March 31, 2021. This data has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or applied agreed-upon procedures with respect to this preliminary financial information. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. We currently expect that our final results will be consistent with the estimates set forth above, but such estimates are preliminary and our final results could differ from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time such unaudited interim consolidated financial statements for the three months ended March 31, 2021 are issued. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated financial information presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding these risks and uncertainties, including other factors that could cause our preliminary estimates to differ from the actual financial results that we will report for the three months ended March 31, 2021.

2021 Dividend

In                     , 2021, our board of directors declared a cash dividend of $                 that is contingent upon, and payable immediately prior to, the closing of this offering to the holders of record of our common stock and our redeemable convertible preferred stock as of                     , 2021, or the 2021 Dividend. Investors in this offering will not be eligible to receive this dividend.

Risk Factors Summary

Investing in our common stock involves substantial risks. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or to be unable to successfully execute all or part of our strategy. Some of the more significant risks include the following:

•	We have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future.

•

Our significant growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

•	Our quarterly operating results may fluctuate, which could cause our stock price to decline.

•	We may not be able to compete successfully in our highly competitive market.

•

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.

•	Consolidation of retail partners or the loss of a significant retail or third-party ecommerce partner could negatively impact our sales and ability to achieve or maintain profitability.

•

We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and our efforts may or may not be successful.

•

Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.

•

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel, including our founder, Chief Creative Officer and Chair of our board of directors, Jessica Alba and our Chief Executive Officer, Nick Vlahos.

•	A disruption in our operations could have an adverse effect on our business.

•	The COVID-19 pandemic could have an adverse effect on our business, financial condition, results of operations and prospects.

•

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, warehousing and logistics, and the loss of any of our key suppliers or logistical service providers could negatively impact our business.

•

We rely on third-party suppliers, manufacturers, retail and ecommerce partners and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

•

Health and safety incidents or advertising inaccuracies or product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

•	International trade disputes and the U.S. government’s trade policy could adversely affect our business.

•	Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology.

Corporate Information

We were incorporated in July 2011 in California and merged with and into a Delaware corporation with the same name in May 2012, whereby the Delaware corporation continued as the surviving corporation. Our principal executive offices are located at 12130 Millennium Drive, #500, Los Angeles, CA 90094, and our telephone number is (888) 862-8818. Our website address is www.honest.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock offered by us and the selling stockholders	shares

Common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares from us is exercised in full)

Use of proceeds	We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes. These purposes include operating expenses, working capital and capital expenditures for future growth, including marketing and direct-to-consumer advertising investments, innovation and adjacent product category expansion, international growth investment and organizational capabilities investments. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Selling stockholders; concentration of ownership

The selling stockholders identified in this prospectus are selling an aggregate of             shares of common stock in this offering. Following this offering, our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will hold, in the aggregate, approximately     % of our outstanding capital stock (or     % of our outstanding capital stock following this offering if the underwriters exercise their option in full to purchase additional shares of common stock). See the section titled “Principal and Selling Stockholders” for additional information.

Directed share program	At our request, the underwriters have reserved up to % of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by our directors and officers. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through a directed share program. The number of shares of our common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See the section titled “Underwriters—Directed Share Program” for additional information.

Risk factors	You should carefully read the section titled “Risk Factors” beginning on page 16 and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“HNST”

The number of shares of our common stock that will be outstanding after this offering is based on 41,595,057 shares of common stock outstanding as of December 31, 2020, and excludes:

•

9,019,021 shares of common stock issuable on the exercise of stock options outstanding as of December 31, 2020 under our Amended and Restated 2011 Stock Incentive Plan, or 2011 Plan, with a weighted-average exercise price of $10.46 per share;

•	100,000 shares of our common stock issuable upon the settlement of outstanding restricted stock units granted subsequent to December 31, 2020 through 2021;

•

                 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, plus any future increases in the number of shares of common stock reserved for issuance thereunder and any shares underlying outstanding stock awards granted under our 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

                 shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	a -for- stock split of our common stock and redeemable convertible preferred stock to be effected prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of 24,550,464 outstanding shares of redeemable convertible preferred stock as of December 31, 2020 into an equivalent number of shares of common stock, which will occur immediately prior to the completion of this offering, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock;”

•	no exercise of the outstanding stock options described above; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Year Ended December 31,
	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$235,587		$300,522
Cost of revenue	159,733		192,626

Gross profit	75,854		107,896
Operating expenses
Selling, general and administrative(1)	70,310		71,253
Marketing	31,864		44,478
Research and development(1)	5,137		5,705
Total operating expenses	107,311		121,436

Operating loss	(31,457)		(13,540)
Interest and other income (expense), net	429		(837)

Loss before provision for income taxes	(31,028)		(14,377)
Income tax provision	55		89

Net loss	$(31,083)		$(14,466)

Net loss per share attributable to common stockholders:
Basic(2)	$(1.83)		$(0.85)
Diluted(2)	$(1.83)		$(0.85)
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic(2)	16,958,162		17,037,786
Diluted(2)	16,958,162		17,037,786
Pro forma net loss per share, basic and diluted (unaudited)(3)		$
Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)
Other comprehensive loss
Unrealized gain (loss) on short-term investments, net of taxes	196		(28)

Comprehensive loss	$ (30,887)		$(14,494)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Selling, general and administrative	$8,052	$7,558

Research and development	328	347

Total stock-based compensation expense	$8,380	$7,905

(2)

See Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(3)

The unaudited pro forma net loss per share has been computed to give effect to (a) the automatic conversion of 24,550,464 outstanding shares of redeemable convertible preferred stock as of December 31, 2020 into an equivalent number of shares of common stock, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock,” (b) the cash payment of $9.5 million in bonuses that we expect to pay to certain employees, including members of management, relating to preparation for this offering that are triggered upon the closing of this offering, as well as $0.2 million in related payroll taxes and expenses, (c) the stock-based compensation expense that will be recognized upon the effectiveness of the registration statement of which this prospectus forms a part related to certain performance and market-based stock options, as described in Note 12 to our consolidated financial statements included elsewhere in this prospectus and (d) the sale of such number of shares of common stock multiplied by the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, that would be sufficient to pay the 2021 Dividend.

The following table sets forth the computation of unaudited pro forma net loss per share for the year ended December 31, 2020 (in thousands except share and per share amounts):

Numerator:
Net loss		$(14,466)
Stock-based compensation expense		(3,054)
Bonuses to be paid upon closing of this offering, including related payroll taxes and expenses		(9,660)

Pro forma net loss		$(27,180)

Denominator:
Weighted-average shares used in computing net loss per share		17,037,786
Adjustment for assumed conversion of redeemable convertible preferred stock to common stock
Adjustment for number of shares sufficient to pay 2021 Dividend

Weighted-average shares used in computing pro forma net loss per share, basic and diluted

Pro forma net loss per share, basic and diluted	$

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$29,259	$	$
Working capital(4)	119,487
Total assets	240,732
Total liabilities	101,153
Redeemable convertible preferred stock	376,404
Total stockholders’ (deficit) equity	(236,825)

(1)

The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of 24,550,464 outstanding shares of redeemable convertible preferred stock as of December 31, 2020 into an equivalent number of shares of common stock, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock,” and the related reclassification of the carrying value of our redeemable convertible preferred stock to stockholders’ (deficit) equity, (b) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering, (c) the cash payment of $9.5 million in bonuses that we expect to pay to certain employees, including members of management, relating to preparation for this offering that are triggered upon the closing of this offering, as well as $0.2 million in related payroll taxes and expenses and (d) the cash payment of the 2021 Dividend.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of                shares of common stock that we are offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $                million, assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

(4)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measure—Adjusted EBITDA

	Year Ended December 31,
	2019	2020
Adjusted EBITDA(1)	$(9,696)	$11,189

(1)

Adjusted EBITDA is a measure that is not calculated in accordance with GAAP. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for more information, including the limitations of such measure and a reconciliation of adjusted EBITDA to net loss.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be adversely affected. In this case, the trading price of our common stock could decline and you might lose part or all your investment.

Risks Related to Our Business, Our Brand, Our Products and Our Industry

Our significant growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

We have experienced significant growth since our launch in 2012, including strong recent growth in Household and Wellness. For example, our revenue increased from $235.6 million in 2019 to $300.5 million in 2020. The number of our full-time employees increased from 167 at December 31, 2019 to 191 at December 31, 2020. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business depends on a number of factors, including our ability to:

•	increase awareness of our brand and successfully compete with other companies;

•	price our products effectively so that we are able to attract new consumers and expand sales to our existing consumers;

•	expand distribution to new points of sales with new and existing consumers;

•	continue to innovate and introduce new products;

•	maintain and improve our technology platform supporting our Honest.com business;

•	expand our supplier and fulfillment capacities;

•	maintain quality control over our product offerings; and

•	expand internationally.

Such growth and expansion of our business will place significant demands on our management and operations teams and require significant additional resources, financial and otherwise, to meet our needs, which may not be available in a cost-effective manner, or at all. We expect to continue to expend substantial resources on:

•	our sales and marketing efforts to increase brand awareness, further engaging our existing and prospective consumers, and driving sales of our products;

•	product innovation and development;

•	technology platform maintenance to support sales of our products;

•	general administration, including increased finance, legal and accounting expenses associated with being a public company; and

•	expanding internationally.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy consumer requirements or maintain high-quality product offerings, any of which could adversely affect our business, financial condition, results of operations and prospects. You should not rely on our historical rate of revenue growth as an indication of our future performance or the rate of growth we may experience in any new category or internationally.

In addition, to support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. For example, we recently hired a new Chief Financial Officer. We face significant competition for personnel. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute as we choose to expand into new product categories and global markets. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition, results of operations and prospects may be adversely affected.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control, including:

•

fluctuations in revenue, including as a result of adverse market conditions due to the COVID-19 pandemic and the opening of retail and travel opportunities as the pandemic abates, the seasonality of market transactions and fluctuations in sales through our Retail and Digital channels;

•	the amount and timing of our operating expenses;

•	our success in attracting new and maintaining relationships with existing retail and ecommerce partners;

•	our success in executing on our strategy and the impact of any changes in our strategy;

•	the timing and success of product launches, including new products that we may introduce, such as our launch of clean conscious diapers in January 2021;

•	the success of our marketing efforts;

•	adverse economic and market conditions, such as those related to the current COVID-19 pandemic, currency fluctuations and other adverse global events;

•

disruptions or defects in our technology platform, such as privacy or data security breaches, errors in our software or other incidents that impact the availability, reliability, or performance of our platform;

•	disruptions in our supply chain, the ability of our third-party manufacturers to produce our products, ability of our distributors to distribute our products, or in our shipping arrangements;

•	the impact of competitive developments and our response to those developments;

•	fluctuations in inventory and working capital;

•	our ability to manage our business and future growth; and

•	our ability to recruit and retain employees.

Fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current economic environment due to the uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic, consumer spending patterns, and the impacts of the gradual reopening of the offline economy and lessening of restrictions on movement and travel as the COVID-19 pandemic abates. Fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause other problems, including, for example, analysts or investors changing their models for valuing our common stock, particularly post-pandemic. We could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

We believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our overall historical growth rate and the impacts of the COVID-19 pandemic may have overshadowed the effect of seasonal variations on our historical operating results. Any seasonal effects may change or become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of any given quarter as an indication of future performance.

We may not be able to compete successfully in our highly competitive market.

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy CPG players and emerging direct-to-consumer brands. Numerous brands and products compete for limited shelf space in the retail channel, and for favorable positioning and promotion among ecommerce channels. We compete based on various product attributes including clean formulation, sustainability, effectiveness and design, as well as our ability to establish direct relationships with our consumers through digital channels.

Select competitors in the Diapers and Wipes market include Kimberly-Clark Corporation (maker of Huggies), Procter & Gamble Company (maker of Pampers, Pampers Pure and Luvs), Johnson & Johnson Consumer Inc. (maker of Johnson’s Baby), WaterWipes UC and private label brands. Select competitors in the Skin and Personal Care market include Johnson & Johnson Consumer Inc. (maker of Johnson’s Baby and Aveeno), The Clorox Company (parent company of Burt’s Bees, Inc.), Unilever PLC (maker of Shea Moisture), LVMH Moët Hennessy Louis Vuitton (maker of Benefit Cosmetics LLC), Estée Lauder Inc., L’Oréal S.A. and Pacifica Beauty LLC. Select competitors in the Household and Wellness market include The Clorox Company, Reckitt Benckiser Group plc (maker of Lysol) and Unilever PLC (maker of Seventh Generation products). Many of these competitors have substantially greater financial and other resources than us and some of whose products are well accepted in the marketplace today. Many also have longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we can to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we do. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, including clean products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of our products so they have less favorable placement. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and ability to achieve or maintain profitability.

We expect competition in the CPG industry to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

•	the size and composition of our consumer base;

•	the number of products that we offer and feature across our sales channels;

•	consumer demand for clean products developed with formulations and ingredients we use;

•	our information technology infrastructure;

•	the quality and responsiveness of our customer service;

•	our selling and marketing efforts;

•	the quality and price of the products that we offer;

•	the convenience of the shopping experience that we provide on our website;

•	our ability to distribute our products and manage our operations; and

•	our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, results of operations and prospects could be adversely affected.

Further, competitors with substantially greater operations and resources than us may be less affected by the COVID-19 pandemic than we are. In connection with the pandemic, we have restricted employee travel, cancelled certain events with consumers or partners, imposed operational safeguards at our fulfillment and operating facilities and limited access to our headquarters (including our laboratory facilities) and experienced certain supply restrictions and delays. Although we are monitoring the situation, we cannot predict for how long, or the ultimate extent to which, the pandemic may disrupt our operations, or our suppliers’ operations, or if we will be required to implement other changes, such as closures of any of our fulfillment or other operating facilities. Any significant disruption resulting from this or similar events on a large scale or over a prolonged period of time could cause significant delays and disruption to our business until we would be able to resume normal business operations or shift to other third-party vendors, negatively affecting our revenue and other financial results, which would adversely affect our business, financial condition, results of operations and prospects. A prolonged disruption of our business could also damage our reputation and brand strength.

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.

Our success, and our ability to increase revenue and achieve profitability, depend in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. Our diaper business is also a strategic consumer acquisition tool that fuels growth for baby wipes, personal care, and other products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brand, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on, among other items, the perceived value and quality of our products, consumer demand for clean, sustainable, thoughtfully designed and effective products at a premium, competitive offerings, our ability to offer new and relevant products and the effectiveness of our marketing efforts. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition, results of operations and prospects could be adversely affected.

Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. Our retail and ecommerce customers continue to aggressively market their private label or competitive products, which could reduce demand for our products. The expansion of our business also depends on our ability to increase sales through ecommerce channels and increase breadth and depth of distribution at retail partners. Any growth within our existing distribution channels may also affect our existing consumer relationships and present additional challenges, including those related to pricing strategies. Our direct connections to our consumers may become more limited as we expand our non-DTC channels. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including risks related to consumer acceptance of our efforts. Our strategy to grow international sales may also increase our marketing spend. Our failure to obtain new consumers, or expand our business with existing consumers, could have an adverse effect on our business, financial condition, results of operations and prospects.

We also use paid and non-paid advertising. Our paid advertising may include search engine marketing, display, paid social media and product placement and traditional advertising, such as direct mail, television, radio and magazine advertising. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. We drive a significant amount of traffic to our website via search engines and, therefore, rely heavily on search engines. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in search query results.

We also drive a significant amount of traffic to our website via social networking or other ecommerce channels used by our current and prospective consumers. As social networking and ecommerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. If we are unable to cost-effectively drive traffic to our website, or if the popularity of our founder, Jessica Alba’s social media, online or offline presence declines, our ability to acquire new consumers could be adversely affected. Additionally, if we fail to increase our revenue per active consumer, generate repeat purchases or maintain high levels of consumer engagement, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to introduce new products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products that meet our standards for quality and appeal to our consumers. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff, including chemists and toxicologists, developing and testing product formulas and prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our product offerings have changed since our launch, which makes it difficult to forecast our future results of operations. There can be no assurance that we will successfully develop and market new products that appeal to consumers. For example, product formulas we develop may not contain the product attributes desired by our consumers. Any such failure may lead to a decrease in our growth, sales and ability to achieve profitability, which could adversely affect our business, financial condition, results of operations and prospects.

Additionally, the development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and prospects could be adversely affected.

Consolidation of retail partners or the loss of a significant retail or third-party ecommerce partner could negatively impact our sales and ability to achieve or maintain profitability.

Our omnichannel strategy includes selling our products through third-party ecommerce and retail partners (including their websites), which have been undergoing consolidation in recent years. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry, offer our products at competitive prices to consumers and increase their emphasis on private label products, all of which could negatively impact our business.

In 2020, we generated 45% and 55% of our total revenue from retail partners (including their websites) and Digital channels, respectively. In 2020, 33% of our revenue was generated from Honest.com. In 2020, Target, Amazon and Costco accounted for approximately 23%, 22% and 8% of our revenue, respectively. We sell products to each of Target, Amazon and Costco under each of their standard vendor agreements. Our vendor agreements with Target, Amazon and Costco do not include a term or duration as sales under each vendor agreement are generally made on a purchase order basis. Our vendor agreement with Amazon provides that either party may terminate the agreement with 60 days’ prior written notice, provided that we are required to fulfill any purchase orders that we accept before the effective date of termination. Our vendor agreements with Target and Costco do not include any termination provisions. The loss of Target, Amazon, Costco or any other large partner, the reduction of purchasing levels or the cancellation of any business from Target, Amazon, Costco or any other large partner for an extended length of time could negatively impact our sales and ability to achieve or maintain profitability.

A third-party ecommerce or retail partner may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channel segments, our third-party ecommerce and retail partners sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, third-party ecommerce or retail partners may take actions that negatively affect us. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant third-party ecommerce or retail partners.

We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and our efforts may or may not be successful.

In order to remain competitive and expand and keep market share for our products across our various channels, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could impact our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve our brand’s market position or to introduce new products to the market, and we are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts may not maintain our current reputation or lead to increased brand awareness. Further, social media platforms frequently change the algorithms that determine the ranking and display of results of a user’s search and may make other changes to the way results are displayed, or may increase the costs of such advertising, which can negatively affect the placement of our links and, therefore, reduce the number of visits to our website and social media channels or make such marketing cost-prohibitive. In addition, social media platforms typically require compliance with their policies and procedures, which may be subject to change or new interpretation with limited ability to negotiate, which could negatively impact our marketing capabilities. If we are unable to maintain and promote a favorable perception of our brand and products on a cost-effective basis, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to leverage our brand value propositions to compete against private label products, especially during an economic downturn, may adversely affect our ability to achieve or maintain profitability.

In many product categories, we compete not only with other widely advertised branded products, but also with private label products that generally are sold at lower prices. Consumers are more likely to purchase our products if they believe that our products provide greater value than less expensive alternatives. If the difference in perceived value between our brand and private label products narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products at prices that are profitable for us. We believe that in periods of economic uncertainty, such as the current economic uncertainty surrounding COVID-19, consumers may purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our products or an unfavorable shift in our product mix, which could have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of The Honest Company brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, product safety, quality assurance, marketing and merchandising efforts, our continued focus on delivering clean, sustainable, well-designed, and effective products to our consumers and our ability to provide a consistent, high-quality consumer experience. In addition, in 2019 we entered into a license agreement with Butterblu, LLC, or Butterblu, pursuant to which we license certain of our trademarks to Butterblu for the manufacture and distribution of certain baby apparel products in exchange for royalties. Butterblu also operates and maintains the honestbabyclothing.com website. If Butterblu fails to comply with their contractual obligations, including our quality standards, our brand could be harmed.

Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, suppliers or manufacturers, including changes to our products or packaging, adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand and adversely affect our business, financial condition, results of operations and prospects.

Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We believe our consumers rely on us to provide them with clean, sustainable, well-designed, and effective products. Any loss of confidence on the part of consumers in our products or the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, environmental impacts, or inclusion of prohibited ingredients, or ingredients that are perceived to be “toxic”, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or efficacy or suitability for use by a particular consumer or on the environment, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our ability to achieve or maintain profitability and brand image.

For example, in 2015, multiple class action lawsuits were filed against us claiming that certain of our products, including our sunscreen, were ineffective and were not “natural.” In 2017, we settled these class action lawsuits by agreeing to labeling changes and a $7.4 million settlement fund. In 2016, multiple class action lawsuits were filed against us claiming that we misled buyers about ingredients in our laundry detergent, dish soap and multi-surface cleaner. In 2017, we settled these class action lawsuits by agreeing to marketing or reformulating changes and a settlement fund of $1.6 million. We have also been the subject of litigation claiming our labels contain inaccurate or misleading information. In response, we are in the process of updating the language on certain of our labels. In addition, we voluntarily recalled certain of our baby wipes and baby powder products in 2017 and one of our bubble bath products in January 2021 due to concerns about potential contamination. These incidents negatively affected our brand image and required significant time and resources to address.

We also have no control over our products once purchased by consumers. For example, consumers may store or use our products under conditions and for periods of time inconsistent with approved directions for use or the listed “Period After Opening,” or required warnings or other governmental guidelines on our labels, which may adversely affect the quality and safety of our products.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products or products using the Honest name in other consumer categories, like beverages and pet food in which we do not own the Honest brand, could reduce consumer demand for our own products if consumers view them to be similar. Any such adverse effect could be exacerbated by our market positioning as a purveyor of clean, sustainable, well-designed, and effective products and may significantly reduce our brand value. Issues regarding the safety, efficacy, quality or environmental impact of any of our products, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, the growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation. Any loss of confidence on the part of consumers in the quality, safety, efficacy or environmental suitability of our products would be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information. If we do not maintain the favorable perception of our brand, our business, financial condition, results of operations and prospects could be adversely affected.

Economic downturns or a change in consumer preferences, perception and spending habits in the clean products categories, in particular, could limit consumer demand for our products and negatively affect our business.

We have positioned our brand to capitalize on growing consumer interest in clean conscious products. The clean conscious consumer product industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of clean conscious consumer products that consumers purchase where there are alternatives, given that many products in this category often have higher retail prices than do their conventional counterparts.

Further, the Diapers and Wipes, Skin and Personal Care and Household and Wellness markets in which we operate are subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. The Diapers and Wipes market is also subject to changes in birthrates, which have been declining in developed countries like the United States. In addition, media coverage regarding the safety or quality of, our products or the raw materials, ingredients or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic. If consumer preferences shift away from clean products, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition, results of operations and prospects could be adversely affected.

If we cannot maintain our company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our mission our competitive position and business, financial condition, results of operations and prospects could be adversely affected.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel, including our founder, Chief Creative Officer and Chair of our board of directors, Jessica Alba, and our Chief Executive Officer, Nick Vlahos.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel, including our founder, Chief Creative Officer and Chair of our board of directors, Jessica Alba, and our Chief Executive Officer, Nick Vlahos. The loss of the services of either of these persons could have an adverse effect on our business, financial condition, results of operations and prospects.

Jessica Alba is a globally recognized Latina business leader, entrepreneur, advocate, actress, and New York Times bestselling author. We believe that the success of our brand depends in part on our ongoing affiliation with Jessica Alba. We have an agreement with Jessica Alba, or the Likeness Agreement, which, among other things, includes a license for her likeness and imposes various obligations on us. Ms. Alba has the right to terminate the Likeness Agreement at any time upon prior written notice, and the Likeness Agreement will immediately terminate in the event we become insolvent. Upon termination of the Likeness Agreement, we could, among other things, be required to pay damages to Ms. Alba, lose our ability to associate the brand with Ms. Alba, and sustain reputational damage. We depend on Ms. Alba’s social media reach and influence to connect with consumers and provide insight on current trends. If Ms. Alba objects to a proposed use of the licensed property, we may be prevented from implementing our business plan in a timely manner, or at all, outside of previously approved usages or usages consistent with certain pre-approved product guidelines. The loss of the services of Ms. Alba, or the loss of our ability to use Ms. Alba’s likeness, could have an adverse effect on our business, financial condition, results of operations and prospects.

Our brand may also depend on the positive image and public popularity of Ms. Alba to maintain and increase brand recognition. Ms. Alba’s social media presence and approximately 39 million followers across all of her social media channels combined represent a large social following and potential audience for our social media reach. Consumers may be drawn to our products because of her involvement with us. If Ms. Alba’s image, reputation or popularity is materially and adversely affected, this could negatively affect the marketability and sales of our products and could have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees or our inability to recruit and develop mid-level managers could adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, results of operations and prospects could be adversely affected.

Use of social media and influencers may adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as, among other things, marketing tools. For example, we maintain Instagram, Facebook, Pinterest and Twitter accounts. We also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives. As existing ecommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire consumers and our financial condition may suffer. Furthermore, as laws and regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in the use of social media influencers for product promotion and marketing may cause an increase in the burden on us to monitor compliance of the content they post, and increase the risk that such content could contain problematic product or marketing claims in violation of applicable laws and regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not control the content that our influencers post, and if we were held responsible for any false, misleading or otherwise unlawful content of their posts or their actions, we could be fined or subjected to other monetary liabilities or forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our consumers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

Employee litigation and unfavorable publicity could negatively affect our future business.

Our employees have in the past, and may in the future, bring employment-related lawsuits against us, including regarding injuries, a hostile workplace, discrimination, wage and hour disputes, sexual harassment, or other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms, employer review websites and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related claims have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their business, including their ability to attract and hire top talent. If we were to face any employment- or harassment-related claims, our business could be negatively affected in similar or other ways.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future. We incurred net losses of $14.5 million and $31.1 million in the years ended December 31, 2020 and 2019, respectively. Our expenses will likely increase in the future as we develop and launch new offerings and platform features, expand in existing and new markets, increase our sales and marketing efforts and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. These offerings may require significant capital investments and recurring costs, maintenance, depreciation, asset life and asset replacement costs, and if we are not able to maintain sufficient levels of utilization of such assets or such offerings are otherwise not successful, our investments may not generate sufficient returns and our financial condition may be adversely affected. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, results of operations and prospects could be adversely affected. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

We may be unable to accurately forecast revenue and appropriately plan our expenses in the future.

Revenue and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive across our various channels, all of which are uncertain. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. We base our expense levels and investment plans on our estimates of revenue and gross margin. We cannot be sure the same growth rates and trends are meaningful predictors of future growth. If our assumptions prove to be wrong, we may spend more than we anticipate acquiring and retaining consumers or may generate lower revenue per consumer than anticipated, either of which could have an adverse effect on our business, financial condition, results of operations and prospects.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves or commissioned, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, particularly in light of the ongoing COVID-19 pandemic and the related economic impact. The variables that go into the calculation of our market opportunity across the Diapers and Wipes, Skin and Personal Care and Household and Wellness markets are subject to change over time, and there is no guarantee that any particular number or percentage of consumers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in each market depends on a number of factors, including the cost and perceived value associated with our product offerings and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all, which could adversely affect our business, financial condition, results of operations and prospects. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. For more information regarding the estimates of market opportunity and forecasts of market growth included in this prospectus, see the section titled “Market, Industry and Other Data.”

Our results of operations could be harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our third-party manufacturers before firm orders are placed by our consumers or our retail and third-party ecommerce partners. If we fail to accurately forecast consumer and customer demand, we may experience excess inventory levels or a shortage of product to deliver to our consumers and customers. Factors that could affect our ability to accurately forecast demand for our products include: an unanticipated increase or decrease in demand for our products; our failure to accurately forecast acceptance for our new products; product introductions by competitors; unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; the impact on demand due to unseasonable weather conditions; weakening of economic conditions or consumer or customer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, which could adversely affect consumer or customer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of consumer or customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our business. In addition, if we underestimate the demand for our products, our third-party manufacturers may not be able to produce products to meet our consumer or customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and retailer and distributor relationships.

The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely affect our business, financial condition, results of operations and prospects.

We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.

We began commercial operations in 2012 and have a limited history of generating revenue at our current scale. As a result of our relatively short operating history at our current scale, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.

Certain of the data that we track is subject to inherent challenges in measurement, and any inaccuracies in such data may negatively affect our business.

We track certain data using internal data analytics tools and we rely on data received from third parties, including third-party platforms, which have certain limitations. Data from these sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our business or of our influencers (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.

Our methodologies for tracking data may also change over time. If we undercount or overcount performance due to the internal data analytics tools we use or experience issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we track may not be accurate. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If we are not able to obtain and track accurate data, our business, financial condition, results of operations and prospects could be adversely affected.

We rely on independent certification for a number of our products.

We rely on independent third-party certification, such as certifications of some of our products or ingredients as “organic” to differentiate them from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic, such as the United States Department of Agriculture’s, or the USDA, National Organic Program, the USDA’s BioPreferred Program for certified biobased products, the National Eczema Association’s NEA Seal of Acceptance, and the NSF/ANSI 305 standards set by Quality Assurance International. For example, we can lose our certifications if we use unapproved raw materials or incorrectly use a certification on product labels or in marketing materials. The loss of any independent certifications could adversely affect our market position and brand reputation as a maker of clean products, and our business, financial condition, results of operations and prospects could be adversely affected.

Our results of operations may fluctuate as a result of price concessions, promotional activities, credits and other factors.

Retailers and third-party ecommerce partners may require price concessions that would negatively impact our margins and our ability to achieve or maintain profitability. If we are not able to lower our cost structure adequately in response to consumer pricing demands, and if we are not able to attract and retain a profitable consumer mix and a profitable product mix, our ability to achieve or maintain profitability could be adversely affected.

In addition, we periodically offer credits through various programs to our retail and ecommerce customers, including temporary price reductions, off-invoice discounts, retailer advertisements, product coupons, market development funds, in-store merchandising and product displays and other trade activities. We also periodically provide credits to our retail and ecommerce customers in the event that products do not conform to specifications. The cost associated with promotions and credits is estimated and recorded as a reduction in revenue. We anticipate that these price concessions and promotional activities could adversely impact our revenue and that changes in such activities could adversely impact period-over-period results. If we are not correct in predicting the performance of such promotions, or if we are not correct in estimating credits, our business, financial condition, results of operations and prospects could be adversely affected.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which in 2020, accounted for approximately 45% of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with major retail chains. In 2020, approximately 70% of our retail sales resulted from relationships with Target and Costco. The loss of our relationship with Target, Costco or any other large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our Retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase Diapers and Wipes, Skin and Personal Care or Household and Wellness products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors’ sales surpass ours, retailers may give higher priority to our competitors’ products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Significant product returns or refunds could harm our business.

We allow our DTC consumers to return products and we offer refunds, subject to our return and refunds policy. In addition, some of our agreements with our retail or third-party ecommerce partners provide that we are responsible for the costs of certain returns. If product returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, results of operations and prospects could be adversely affected. Further, we and our retail and third-party ecommerce partners modify policies relating to returns or refunds from time to time, and may do so in the future, which may result in consumer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, handheld computers such as notebooks and tablets and television set-top devices, has increased dramatically in recent years. The versions of our website and mobile applications developed for these devices may not be compelling to consumers. Our website and platform are also currently not compatible with voice-enabled products. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms and we may need to devote significant resources to the creation, support and maintenance of such applications. If we or our retail or ecommerce partners are unable to attract consumers to our or their websites or mobile applications through these devices or are slow to develop a version of such websites or mobile applications that are more compatible with alternative devices, we may fail to capture a significant share of consumers in the Diapers and Wipes, Skin and Personal Care or Household and Wellness product markets and could also lose consumers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Further, we continually upgrade existing technologies and business applications and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our consumers to buy products from us on their mobile devices, or if our consumers choose not to buy products from us on their mobile devices or to use mobile products or platforms that do not offer access to our website, we could lose consumers and fail to attract new consumers. As a result, our consumer growth could be harmed and our business, financial condition, results of operations and prospects could be adversely affected.

Severe weather, including hurricanes, earthquakes and natural disasters could disrupt normal business operations, which could result in increased costs and have an adverse effect on our business, financial condition, results of operations and prospects.

Our services and operations, including several of our fulfillment centers, customer service centers, data centers and corporate offices are located in California, Nevada, Pennsylvania and the Netherlands, and other areas that are vulnerable to damage or interruption from natural disasters, power losses, telecommunication failures, terrorist attacks, human errors, break-ins and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities could result in lengthy interruptions in our services as well as higher insurance premiums. We may not be able to efficiently relocate our fulfillment and delivery operations due to disruptions in service if one of these events occurs and our insurance coverage may be insufficient to compensate us for such losses. Because the Los Angeles area, where our corporate offices and a warehouse facility are located, is in an earthquake fault zone and because the Los Angeles area is subject to the increased risk of wildfires, we are particularly sensitive to the risk of damage to, or total destruction of, our primary offices and one of our key fulfillment and delivery centers. Although we are insured up to certain limits against any certain losses or expenses that may result from a disruption to our business due to earthquakes or wildfires, either of these events, if incurred, could adversely affect our business, financial condition, results of operations and prospects.

A disruption in our operations could have an adverse effect on our business.

As a company engaged in sales domestically and internationally, our operations, including those of our third-party manufacturers, suppliers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics or other public health emergencies, border disputes, acts of terrorism and other external factors over which we and our third-party manufacturers, suppliers and delivery service providers have no control. The loss of, or damage to, the manufacturing facilities or fulfillment centers of our third-party manufacturers, suppliers and delivery service providers could have an adverse effect on our business, financial condition, results of operations and prospects.

We depend heavily on ocean container delivery to receive shipments of our products from our third-party manufacturers located in China and contracted third-party delivery service providers to deliver our products to our fulfillment centers located in Las Vegas, Nevada, Fontana, California, Breinigsville, Pennsylvania and the Netherlands, and from there to our consumers and retail partners. Further, we rely on postal and parcel carriers for the delivery of products sold directly to consumers through Honest.com. Interruptions to or failures in these delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as labor unrest or natural disasters. For example, a labor strike at a port could negatively impact the delivery of our imported wipes, and the escalating trade dispute between the United States and China has and may in the future restrict the flow of the goods from China to the United States. Any failure to provide high-quality delivery services to our consumers may negatively affect the shopping experience of our consumers, damage our reputation and cause us to lose consumers.

Our ability to meet the needs of our consumers and retail partners depends on our and our distribution partners’ proper operation of our fulfillment centers in Las Vegas, Nevada, Fontana, California, Breinigsville, Pennsylvania and the Netherlands, where most of our inventory that is not in transit is housed. Although we currently insure our inventory, our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our inventory or fulfillment centers, and any loss, damage or disruption of this facility, or loss or damage of the inventory stored there, could have an adverse effect on our business, financial condition, results of operations and prospects.

We may incur significant losses from fraud.

We may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a consumer did not authorize a purchase, merchant fraud and consumers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and additional expenses and our business, financial condition, results of operations and prospects could be adversely affected.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have an adverse effect on us.

From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies, offerings, or products, or enter into strategic alliances, that may enhance our capabilities, expand our outsourcing and supplier network, complement our current products or expand the breadth of our markets. For example, in 2019 we entered into a license agreement with Butterblu pursuant to which we license certain of our trademarks to Butterblu for the manufacture and distribution of certain baby apparel products in exchange for royalties.

Acquisitions, investments and other strategic alliances, including our license agreement with Butterblu, involve numerous risks, including:

•	problems integrating the acquired business, facilities, technologies or products, including issues maintaining uniform standards, procedures, controls and policies;

•	risks associated with quality control and brand reputation;

•	unanticipated costs associated with acquisitions, investments or strategic alliances;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with suppliers, outsourced private brand manufacturing partners and retail and ecommerce partners;

•	risks associated with any dispute that may arise with respect to such strategic alliance;

•	risks associated with entering new markets in which we may have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, financial condition, results of operations and prospects could be adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations.

The COVID-19 pandemic could have an adverse effect on our business, financial condition, results of operations and prospects.

In connection with the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there has been and continues to be an adverse impact on global economic conditions and consumer confidence and spending, which could adversely affect our supply chain as well as the demand for our products. While at this time we are working to manage potential disruptions to our supply chain, and we have not experienced decreases in demand or material financial impacts as compared to prior periods, the fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also have an adverse effect on our business, financial condition, results of operations and prospects.

The impact of the COVID-19 pandemic on any of our suppliers, manufacturers, retail or ecommerce partners or transportation or logistics providers may negatively affect the price and availability of our materials and impact our supply chain. If the disruptions caused by the COVID-19 pandemic continue for an extended period of time, our ability to meet the demands of our consumers may be materially impacted. For example, government restrictions may limit the personnel available to receive or ship products at our distribution centers. In addition, the conditions caused by the COVID-19 pandemic may negatively impact collections of accounts receivable and cause some of our retail partners to go out of business, all of which could adversely affect our business, financial condition, results of operations and prospects.

Further, the COVID-19 pandemic may impact customer and consumer demand. Retail stores may be impacted if governments continue to implement regional business closures, quarantines, travel restrictions and other social distancing directives to slow the spread of the virus. Further, to the extent our third-party ecommerce or retail customers’ operations are negatively impacted, our consumers may reduce demand for or spending on our products, or consumers or ecommerce or retail partners may delay payments to us or request payment or other concessions. There may also be significant reductions or volatility in consumer demand for our products due to travel restrictions or social distancing directives, as well as the temporary inability of consumers to purchase our products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, decreased consumer confidence and spending or pantry-loading activity, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations. Additionally, we may be unable to effectively modify our trade promotion and advertising activities to reflect changing consumer viewing and shopping habits due to event cancellations, reduced in-store visits and travel restrictions, among other things.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of the COVID-19 pandemic on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could have an adverse effect on our business, financial condition, results of operations and prospects, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors in our common stock may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or ability to achieve or maintain profitability. If we cannot raise funds on acceptable terms, we may be forced to raise funds on undesirable terms, or our business may contract or we may be unable to grow our business or respond to competitive pressures, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

The agreements governing our indebtedness will require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise capital through additional debt financing, the terms of any new debt could further restrict our ability to operate our business.

Prior to the completion of this offering, we intend to enter into a first lien credit agreement, or 2021 Credit Facility, with JPMorgan Chase Bank, N.A., as administrative agent and lender, and the other lenders party thereto, which will provide for a $35.0 million revolving credit facility maturing five years from the date of the 2021 Credit Facility. Debt under the 2021 Credit Facility will be guaranteed by our material domestic subsidiaries and will be secured by our and such subsidiaries’ assets and property.

The 2021 Credit Facility will contain affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, administrative, reporting and legal covenants, in each case subject to certain exceptions. The negative covenants include, among others, limitations on our and certain of our subsidiaries’ abilities to, in each case subject to certain exceptions:

•	make restricted payments including dividends and distributions on, redemptions of, repurchases or retirement of our capital stock;

•	make certain intercompany distributions;

•	incur additional indebtedness and issue certain types of equity;

•	sell assets, including capital stock of subsidiaries;

•	enter into certain transactions with affiliates;

•	incur liens;

•	enter into fundamental changes including mergers and consolidations;

•	make investments, acquisitions, loans or advances;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	make prepayments or modify documents governing material debt that is subordinated with respect to right of payment;

•	engage in certain sale leaseback transactions;

•	change our fiscal year; and

•	change our lines of business.

The 2021 Credit Facility will also contain a financial covenant that requires us to maintain a total net leverage ratio of 3.50:1.00 during the periods set forth in the 2021 Credit Facility. As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our ability to comply with the covenants and restrictions contained in the 2021 Credit Facility may be affected by economic, financial and industry conditions beyond our control. The restrictions in the 2021 Credit Facility may prevent us from taking actions that we believe would be in the best interests of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Even if the 2021 Credit Facility is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

The 2021 Credit Facility will include customary events of default, including failure to pay principal, interest or certain other amounts when due; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain events relating to the Employee Retirement Income Security Act of 1974; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control, in certain cases subject to certain thresholds and grace periods.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness could result in an event of default, which, if not cured or waived, could result in the lenders declaring all obligations, together with accrued and unpaid interest, immediately due and payable and take control of the collateral, potentially requiring us to renegotiate the 2021 Credit Facility on terms less favorable to us. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our business, results of operations, financial condition and future prospects could be adversely affected. In addition, such a default or acceleration may result in the acceleration of any future indebtedness to which a cross-acceleration or cross-default provision applies. If we are unable to repay our indebtedness, lenders having secured obligations, such as the lenders under the 2021 Credit Facility, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our credit facilities. This could have an adverse effect on our business, financial condition, results of operations and prospects and could cause us to become bankrupt or insolvent.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our consumers would have to pay for our offering and adversely affect our operating results.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that states may seek to tax out-of-state retailers, including for prior tax years. Although we believe that we currently collect sales taxes in all states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a successful assertion by one or more jurisdictions requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers in jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses since inception. As of December 31, 2020, we had federal and state net operating loss carryforwards of $243.0 million and $220.0 million, respectively. The federal loss carryforwards, except the federal loss carryforwards arising in tax years beginning after December 31, 2017, begin to expire in 2032 unless previously utilized. Federal net operating losses, or NOLs, arising in tax years beginning after December 31, 2017 have an indefinite carryforward period and do not expire, but the deduction for these carryforwards is limited to 80% of current-year taxable income for taxable years beginning after 2020. In general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may have experienced ownership changes in the past, may experience ownership changes in the future, and are currently evaluating with our independent tax advisors whether and to what extent our NOLs may be currently limited. In addition, for state income tax purposes, there may be periods during which the use of NOLs or tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California NOLs and certain tax credits to offset California taxable income or California tax liabilities in tax years beginning after 2019 and before 2023. As a result, if, and to the extent that we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income or our tax credits to reduce our tax liabilities may be subject to limitations.

Risks Related to Our Dependence on Third Parties

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, warehousing, distribution and logistics, and the loss of any of our key suppliers or logistical service providers could negatively impact our business.

All of the products we offer are manufactured by a limited number of third-party manufacturers, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the costs of our products, and we have no guarantees that costs will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current categories. We may not be able to pass increased costs on to consumers, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the materials used in the manufacture of the products we offer, we and the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

In addition, products and merchandise we receive from manufacturers and suppliers may not be of sufficient quality or free from damage, or such products may be damaged during shipping, while stored in our warehouse fulfillment centers or with third-party ecommerce or retail customers or when returned by consumers. We may incur additional expenses and our reputation could be harmed if consumers and potential consumers believe that our products do not meet their expectations, are not properly labeled or are damaged.

We purchase significant amounts of product supply from a limited number of suppliers with limited supply capabilities. There can be no assurance that our current suppliers will be able to accommodate our anticipated growth or continue to supply current quantities at preferential prices. An inability of our existing suppliers to provide materials in a timely or cost-effective manner could impair our growth and have an adverse effect on our business, financial condition, results of operations and prospects. We generally do not maintain long-term supply contracts with any of our suppliers and any of our suppliers could discontinue selling to us at any time. However, we have a long-term supply agreement with Valor Brands LLC (dba Ontex North America), or Ontex, for the manufacture and supply of certain diaper products. The current term of the supply agreement with Ontex ends on December 31, 2023. In addition, our agreement with Ontex provides that Ontex will be our exclusive supplier of diaper and training pant products so long as Ontex is able to provide us such products. Either party may terminate the agreement if the other party materially breaches the agreement and does not cure the breach within a specified notice period, or upon the other party’s insolvency. If the agreement with Ontex is terminated, is not renewed, or if Ontex becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact their operations, our ability to procure diaper manufacturing services may be impaired, and we may not be able to obtain, or may face increased costs related to, such services. The loss of Ontex, or of any of our other significant suppliers, or the discontinuance of any preferential pricing or exclusive incentives they currently offer to us could have an adverse effect on our business, financial condition, results of operations and prospects.

We continually seek to expand our base of suppliers, especially as we identify new products that necessitate new or additional materials. We also require our new and existing suppliers to meet our ethical and business partner standards. Suppliers may also have to meet governmental and industry standards and any relevant standards required by our consumers, which may require additional investment and time on behalf of suppliers and us. If any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact their operations. If we are unable to identify or enter into distribution relationships with new suppliers or to replace the loss of any of our existing suppliers, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, results of operations and prospects could be adversely affected.

Our principal suppliers currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our ability to achieve or maintain profitability. Similarly, if one or more of our suppliers were to offer these incentives, including preferential pricing, to our competitors, our competitive advantage would be reduced, which could have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, we have warehouse fulfillment centers located in Las Vegas, Nevada, Fontana, California, Breinigsville, Pennsylvania and the Netherlands, all of which are managed by a single distribution partner, GEODIS Logistics LLC, or GEODIS. We have an agreement with GEODIS pursuant to which GEODIS provides warehousing, distribution and fulfillment services to us. Our agreement with GEODIS may be terminated for any reason by us or by GEODIS on delivery of prior written notice, and is renewable on an annual basis. If the agreement with GEODIS is terminated, is not renewed, or if GEODIS becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact their operations, our ability to procure warehousing, distribution and fulfillment services may be impaired, and we may not be able to obtain, or may face increased costs related to, such services and our business, financial condition, results of operations and prospects could be adversely affected.

If our third-party suppliers and manufacturers do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, financial condition, results of operations and prospects could be harmed.

Our reputation and our consumers’ willingness to purchase our products depend in part on our suppliers’, manufacturers’, and retail partners’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability, and additional costs that would harm our reputation, business, financial condition, results of operations and prospects.

If we or our distribution partners do not successfully optimize, operate and manage the expansion of the capacity of our warehouse fulfillment centers, our business, financial condition, results of operations and prospects could be adversely affected.

We have warehouse fulfillment centers located in Las Vegas, Nevada, Fontana, California, Breinigsville, Pennsylvania, and the Netherlands, all of which are managed by a single distribution partner, GEODIS. If we or any distribution partners do not optimize and operate our warehouse fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. In addition, if we or any distribution partners do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our consumers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our consumers. As a result of the COVID-19 pandemic, including an increase in orders, we and our distribution partner may experience disruptions to the operations of our fulfillment centers, which may negatively impact our and our distribution partner’s ability to fulfill orders in a timely manner, which could harm our reputation, relationships with consumers and business, financial condition, results of operations and prospects.

We have designed and established our own fulfillment center infrastructure, including customizing inventory and package handling software systems, which is tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver purchases to our DTC consumers and merchandise inventory to our retail and ecommerce partners and could have an adverse effect on our reputation and ultimately, our business, financial condition, results of operations and prospects.

Although we currently rely on our distribution partner, we also anticipate the need to add an additional warehouse fulfillment center and/or other distribution capacity as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our business, financial condition, results of operations and prospects could be adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our consumers may experience delays in receiving their purchases, which could harm our reputation and our relationships with our consumers, and we would need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate. Our ability to expand our fulfillment center capacity, including our ability to secure suitable facilities and recruit qualified employees, may be substantially affected by the spread of COVID-19 and related governmental orders and there may be delays or increased costs associated with such expansion as a result of the spread and impact of the COVID-19 pandemic. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could have an adverse effect on our business, financial condition, results of operations and prospects.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We primarily rely on one major vendor for our DTC shipping requirements. If we are not able to negotiate acceptable pricing and other terms with this vendor or it experiences performance problems or other difficulties, it could negatively impact our operating results and our consumer experience. Shipping vendors may also impose shipping surcharges from time to time. In addition, our ability to receive inbound inventory efficiently and ship products to consumers and retailers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes, customs and tax requirements and similar factors. For example, strikes at major international shipping ports have in the past impacted our supply of inventory from our third-party manufacturers, and the escalating trade dispute between the United States and China has and may in the future lead to increased tariffs, the revocation of current tariff exclusions for certain of our products, which may restrict the flow of the goods from China to the United States. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our consumers could become dissatisfied and cease shopping on our site or retailer or third-party ecommerce sites, which could have an adverse effect on our business, financial condition, operating results and prospects.

We are subject to risks related to online payment methods, including third-party payment processing-related risks.

We currently accept payments using a variety of methods, including credit card, debit card, PayPal and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud and other risks. We also rely on third parties to provide payment processing services, and for certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and affect ability to achieve or maintain profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI-DSS, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third-party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods and services, which could materially impact our operations and financial performance.

Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. As we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments.

We also occasionally receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.

If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.

We rely on third-party suppliers, manufacturers, retail and ecommerce partners and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

We do not own or operate any manufacturing facilities. We use multiple third-party suppliers and manufacturers based primarily in the United States, China and Mexico and other countries to a lesser extent, to source and manufacture all of our products, including product components, under our owned brand. We engage many of our third-party suppliers and manufacturers on a purchase order basis and in some cases are not party to long-term contracts with them. The ability and willingness of these third parties to supply and manufacture our products may be affected by competing orders placed by other companies and the demands of those companies. If we experience significant increases in demand, or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements. Furthermore, our reliance on suppliers and manufacturers outside of the United States, the number of third parties with whom we transact and the number of jurisdictions to which we sell complicates our efforts to comply with customs duties and excise taxes; any failure to comply could adversely affect our business.

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. Quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.

We have also outsourced portions of our fulfillment process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, we are dependent on third-party vendors for credit card processing, and we use third-party hosting and networking providers to host our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a third party, could have an adverse effect on our business, financial condition, results of operations and prospects. We are not party to long-term contracts with some of our retail and ecommerce partners, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.

Further, our third-party manufacturers, suppliers and retail and ecommerce partners may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions, requests, policies or objectives;

•

be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

•	have financial difficulties;

•	encounter raw material or labor shortages;

•	encounter increases in raw material or labor costs which may affect our procurement costs;

•	encounter difficulties with proper payment of custom duties or excise taxes;

•	disclose our confidential information or intellectual property to competitors or third parties;

•	engage in activities or employ practices that may harm our reputation; and

•	work with, be acquired by, or come under control of, our competitors.

Risks Related to Legal and Governmental Regulation

Health and safety incidents or advertising inaccuracies or product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling Diapers and Wipes, Skin and Personal Care and Household and Wellness products and baby clothing and nursery bedding products involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding product safety. Illness, injury or death related to allergens, illnesses, foreign material contamination or other product safety incidents caused by our products, or involving our suppliers, could result in the disruption or discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. For example, in 2015 multiple class action lawsuits were filed against us claiming that certain of our products, including our sunscreen, were ineffective and were not “natural,” which also resulted in an investigation by the Food and Drug Administration, or the FDA. In 2016 multiple class action lawsuits were filed against us claiming that we misled buyers about ingredients in our laundry detergent, dish soap and multi-surface cleaner. In addition, we voluntarily recalled certain of our baby wipes and baby powder products in 2017. We also voluntarily recalled one of our bubble bath products in January 2021 due to concerns about potential contamination. These incidents negatively affected our brand image and required significant time and resources to address.

Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of adverse reactions, ineffectiveness or other safety incidents could also adversely affect the price and availability of affected materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of contamination, defects, or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our retail or ecommerce customers, or our consumers, depending on the circumstances, to conduct a recall in accordance with FDA, the Consumer Product Safety Commission, or CPSC, the USDA, the U.S. Environmental Protection Agency, or EPA, or other federal regulations and policies, and comparable state laws, regulations and policies. Product recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing retail or ecommerce partners or consumers and a potential negative impact on our ability to attract new consumers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could be outside the scope of our existing or future insurance policy coverage or limits.

In addition, companies that sell Diapers and Wipes, Skin and Personal Care, Household and Wellness and other products have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any such company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into products, as well as product substitution. Governmental regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Further, many products that we sell carry or are advertised with claims as to their origin, ingredients or health, wellness, environmental or other benefits, including, by way of example, the use of the term “natural”, “organic”, “clean conscious”, or “sustainable”, or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each has issued statements regarding the appropriate use of the word “natural,” there is no single, U.S. government regulated definition of the term “natural” for use in the personal care industry, which is true for many other adjectives common in the clean conscious product industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against several companies that market “natural” products or ingredients, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients and the use of synthetic ingredients, including synthetic forms of otherwise natural ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled “natural” but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded.

Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations and prospects.

The USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. Failure to comply with these requirements may subject us to liability or regulatory enforcement. Consumers may also pursue state law claims challenging use of the organic label as being intentionally mislabeled or misleading or deceptive to consumers.

In addition, certain of the cleaning products, including the disinfectant products, we sell require approval from and registration with the EPA prior to sale. Products that expressly or impliedly claim to control microorganisms that pose a threat to human health may be subject by additional regulatory scrutiny and need to be supported by additional efficacy data. Should we advertise or market these EPA regulated products with claims that are not permitted by the terms of their registration or are otherwise false or misleading, the EPA may be authorized to take enforcement action to prevent the sale or distribution of disinfectant products. False or misleading marketing claims concerning a product’s EPA registration or its efficacy may also create the risk for challenges under state law at the consumer level.

We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and our failure to comply may result in enforcements, recalls, and other adverse actions.

We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, natural resources, the environment and consumers. Our operations are subject to regulation by the Occupational Safety and Health Administration, or OSHA, the FDA, the CPSC, the USDA, the FTC, EPA, and by various other federal, state, local and foreign authorities regarding the manufacture, processing, packaging, storage, sale, order fulfillment, advertising, labeling, import and export of our products. Certain of the cleaning products, including the disinfectant products, we sell may require EPA registration and approval prior to sale.

In addition, we and our manufacturing partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the EPA, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects. In addition, changes in the laws and regulations to which we are subject, or in the prevailing interpretations of such laws and regulations by courts and enforcement authorities, could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our products are also subject to state laws and regulations, such as California’s Proposition 65, or Prop 65, which requires a specific warning on any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level. We have in the past been subject to lawsuits brought under Prop 65, and if we fail to comply with Prop 65 in the future, it may result in lawsuits and regulatory enforcement that could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects. Further, the inclusion of warnings on our products to comply with Prop 65 could also reduce overall consumption of our products or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, all of which could adversely affect our reputation, business, financial condition, results of operations and prospects.

These developments, depending on the outcome, could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.

Changes in existing laws or regulations or related official guidance, or the adoption of new laws or regulations or guidance, may increase our costs and otherwise adversely affect our business, financial condition, results of operations and prospects.

The manufacture and marketing of Diapers and Wipes, Skin and Personal Care and Household and Wellness products is highly regulated. We, our suppliers and manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, import, distribution and order fulfillment, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including OHSA, the FDA, the USDA, the FTC, the CPSC, and the EPA, the California Air Resources Board, or CARB, as well as various other federal, state and local agencies. We are also regulated outside the United States by various international regulatory bodies. In addition, we are subject to certain standards, such as the Global Food Safety Initiative, standards and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

The regulatory environment in which we operate has changed in the past could change significantly and adversely in the future. For example, in December 2009, the FTC substantially revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or “Endorsement Guides,” to eliminate a safe harbor principle that formerly recognized that advertisers could publish consumer testimonials that conveyed truthful but extraordinary results from using the advertiser’s product as long as the advertiser clearly and conspicuously disclosed that the endorser’s results were not typical. Similarly, in 2012, the FTC announced revisions to its Guides For The Use Of Environmental Marketing Claims, or the “Green Guides,” that assist advertisers in avoiding the dissemination of false or deceptive environmental claims for their products. The Green Guides revisions introduced new and proscriptive guidance regarding advertisers’ use of product certifications and seals of approval, “recyclable” claims, “renewable materials” claims, “carbon offset” claims and other environmental benefit claims. Although we strive to adapt our marketing efforts to evolving regulatory requirements and related guidance, we may not always anticipate or timely identify changes in regulation or official guidance that could impact our business, with the result that we could be subjected to litigation and enforcement actions that could adversely affect our business, financial condition, results of operations and prospects. Future changes in regulations and related official guidance, including the Endorsement Guides and Green Guides, could also introduce new restrictions that impair our ability to market our products effectively and place us at a competitive disadvantage with competitors who depend less than we do on environmental marketing claims and social media influencer relationships.

Moreover, any change in manufacturing, advertising, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our business, financial condition, results of operations and prospects. New or revised government laws, regulations or guidelines could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Failure by our network of retail and ecommerce partners, suppliers or manufacturers to comply with product safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our network of retail and ecommerce partners, suppliers or manufacturers fail to comply with environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our reputation could be harmed. Additionally, our retail and ecommerce partners, suppliers and manufacturers are required to maintain the quality of our products and to comply with our standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative retail or ecommerce partners, suppliers or manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance by the suppliers and manufacturers. As a result, our supply of Diapers and Wipes, Skin and Personal Care and Household and Wellness products could be disrupted or our costs could increase, which could adversely affect our business, financial condition, results of operations and prospects. The failure of any partner or manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government or third-party actions and economic loss. For example, a manufacturer’s failure to meet Current Good Manufacturing Practices, or cGMPs, could result in the delivery of product that is subject to a product recall, product liability litigation, or government investigations. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, could have an adverse effect on our business, financial condition, results of operations and prospects.

Class action litigation, other legal claims and regulatory enforcement actions could subject us to liability for damages, civil and criminal penalties and other monetary and non-monetary liability and could otherwise adversely affect our reputation, business, financial condition, results of operations and prospects.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to a heightened risk of consumer class action litigation, other legal claims, government investigations or other regulatory enforcement actions. The product marketing and labeling practices of companies operating in the Diapers and Wipes, Skin and Personal Care, Household and Wellness and clean conscious products segments of the marketplace receive close scrutiny from the private plaintiff’s class action bar and from public consumer protection agencies. Accordingly, there is risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general or other consumer protection law enforcement authorities will bring legal actions concerning the truth and accuracy of our product marketing and labeling claims. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, false advertising, unfair and deceptive practices, negligent misrepresentation and breach of state consumer protection statutes. We have been targeted with such litigation in the past. For example, in 2015, multiple class action lawsuits were filed against us claiming that certain of our products, including our sunscreen, were ineffective and were not “natural.” In 2017, we settled these class action lawsuits by agreeing to labeling changes and a $7.4 million settlement fund. In 2016, multiple class action lawsuits were filed against us claiming that we misled buyers about ingredients in our laundry detergent, dish soap and multi-surface cleaner. In 2017, we settled these class action lawsuits by agreeing to marketing or reformulating changes and a settlement fund of $1.6 million. We have also been the subject of litigation claiming our labels contain inaccurate or misleading information. In response, we are in the process of updating the language on certain of our labels. Changes in our labels could reduce overall consumption of our products or leave consumers with the perception (whether or not valid) that our products do not meet their safety, efficacy or clean conscious needs, which could adversely affect our reputation, business, financial condition, results of operations and prospects. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, consultants, independent contractors, suppliers, manufacturers or retail or ecommerce partners will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties and liabilities that could adversely affect our product sales, reputation, financial condition and operating results. These liabilities could include obligations to reformulate products or remove them from the marketplace, as well as obligations to disgorge revenue and to accept burdensome injunctions that limit our freedom to market our products. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our reputation, business, brand image, financial condition, results of operations and prospects.

Furthermore, although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities, as a result of civil or criminal penalties or otherwise, or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such liabilities, including inventory and business interruption losses, may not be covered by our insurance policies. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

We are, and may in the future become, party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.

Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have an adverse effect on our business, financial condition, results of operations and prospects. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

We (and our vendors) are subject to stringent and changing laws, regulations, industry standards, information security policies, self-regulatory schemes and contractual obligations related to data processing, protection, privacy and security. The actual or perceived failure by us, our consumers, partners or vendors to comply with such laws, regulations, industry standards, information security policies, self-regulatory schemes and contractual obligations related to data processing, protection, privacy and data security could have an adverse effect on our business, financial condition, results of operations and prospects.

We process, and our vendors process on our behalf, personal information, confidential information and other information necessary to provide and deliver our products through our DTC channel to operate our business, for legal and marketing purposes, and for other business-related purposes.

Data privacy and information security has become a significant issue in the United States, countries in Europe, and in many other countries in which we operate and where we offer our products and services. The legal and regulatory framework for privacy and security issues is rapidly evolving and is expected to increase our compliance costs and exposure to liability. There are numerous federal, state, local, and international laws, orders, codes, regulations and regulatory guidance regarding privacy, information security and Processing (which we collectively refer to as Data Protection Laws), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws or Data Protection Obligations (defined below). We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws may have on our business. Any significant change to Data Protection Laws and Data Protection Obligations, including without limitation, regarding the manner in which the express or implied consent of consumers for Processing is obtained, could increase our costs and require us to modify our operations, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process consumer data and operate our business.

Data Protection Laws and data protection worldwide is, and is likely to remain, uncertain for the foreseeable future, and our actual or perceived failure to address or comply with these laws could have an adverse effect on our business, financial condition, results of operations and prospects.

We are or may also be subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks (which we collectively refer to as Privacy Policies) and contractual obligations to third parties related to privacy, information security and Processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or other obligations (which we collectively refer to as Data Protection Obligations).

We strive to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations to the extent possible, but we may at times fail to do so, or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, partners or vendors do not comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations. If we or our vendors fail (or are perceived to have failed) to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations, or if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices, our business, financial condition, results of operations and prospects could be adversely affected.

In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act, or CCPA, and other state and federal laws relating to privacy and data security. The CCPA requires companies that process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of the sale of personal information with third parties and provides a private right of action and statutory damages for data breaches. The CCPA may increase our compliance costs and potential liability. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, that goes into effect on January 1, 2023. The CPRA would, among other things, give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the law. Other jurisdictions in the United States are beginning to propose laws similar to the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, financial condition, results of operations and prospects.

We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising, cookie-based Processing, and postal mail to sell our products and services and to attract new consumers, and we, and our vendors, are subject to various current and future Data Protection Laws and Data Protection Obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices, web browsers and application stores have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents, or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations and prospects.

In Europe, the General Data Protection Regulation (2016/679), or GDPR, went into effect in May 2018 and introduced strict requirements for processing the personal data of European Union data subjects. The GDPR may apply to us to the extent we process the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements, an order prohibiting Processing of European data subject personal data and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. European data protection laws including the GDPR also generally prohibit the transfer of personal data from Europe, including the European Economic Area, or EEA, the United Kingdom, and Switzerland, to the United States and most other countries unless the parties to the transfer have established a legal basis for the transfer and implemented specific safeguards to protect the transferred personal data. One of the primary mechanisms allowing U.S. companies to import personal information from Europe in compliance with the GDPR has been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the Court of Justice of the European Union, the “Schrems II” ruling, recently invalidated the EU-U.S. Privacy Shield framework. The Swiss Federal Data Protection and Information Commissioner also recently opined that the Swiss-U.S. Privacy Shield is inadequate for transfers of data from Switzerland to the U.S. Authorities in the United Kingdom, whose data protection laws are similar to those of the European Union, may similarly invalidate use of the EU-U.S. Privacy Shield as mechanisms for lawful personal information transfers from those countries to the United States.

The Schrems II decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal information transfers from Europe to the United States or most other countries. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the Standard Contractual Clauses, or SCCs. The European Commission recently proposed updates to the SCCs, and additional regulatory guidance has been released that seeks to imposes additional obligations on companies seeking to rely on the SCCs. As such, any transfers by us or our vendors of personal data from Europe may not comply with European data protection law; may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions and may reduce demand for our products from companies subject to European data protection laws. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our products and operating our business.

Government regulation of the Internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, sales practices and Internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile applications by customers and suppliers and may result in the imposition of monetary liabilities and burdensome injunctions. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects.

Developments in labor and employment law and any unionizing efforts by employees could have an adverse effect on our business, financial condition, results of operations and prospects.

We face the risk that Congress, federal agencies or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees and other individuals providing valuable services to us, such as our influencers. For example, the previously proposed federal legislation referred to as the Employee Free Choice Act would have substantially liberalized the procedures for union organization. None of our employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board’s “speedy election” rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we enter into a collective bargaining agreement with our employees, the terms could have an adverse effect on our costs, efficiency and ability to generate acceptable returns on the affected operations.

Federal and state wage and hour rules establish minimum salary requirements for employees to be exempt from overtime payments. For example, among other requirements, California law requires employers to pay employees who are classified as exempt from overtime a minimum salary of at least twice the minimum wage, which is currently $58,240 per year for executive, administrative and professional employees with employers that have 26 or more employees. Minimum salary requirements impact the way we classify certain employees, increases our payment of overtime wages and provision of meal or rest breaks, and increases the overall salaries we are required to pay to currently exempt employees to maintain their exempt status. As such, these requirements could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property and Information Technology

We may be unable to adequately obtain, maintain, protect and enforce our intellectual property rights.

We regard our brand, consumer lists, trademarks, trade dress, domain names, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark, copyright and patent law, trade secret protection, and confidentiality agreements with our employees and others to protect our proprietary rights.

Effective intellectual property protection may not be available in every country in which our products are, or may be made, available. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing, misappropriating or otherwise violating our proprietary rights, and we may be unable to broadly enforce all of our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation.

Our pending and future patent and trademark applications may never be granted. Additionally, the process of obtaining patent and trademark protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent and trademark applications at a reasonable cost or in a timely manner. There can be no assurance that our issued patents and registered trademarks or pending applications, if issued or registered, will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent, trademark and other intellectual property rights are constantly evolving and vary by jurisdiction. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights.

We further rely on confidentiality agreements to protect our intellectual property rights. Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. The effectiveness of these agreements are important as some of our formulations have been developed by or with our suppliers and manufacturers. However, we may fail to enter into confidentiality agreements with all parties who have access to our trade secrets or other confidential information. In addition, parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even if we are successful in prosecuting such claims, any remedy awarded may be insufficient to fully compensate us for the improper disclosure or misappropriation. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Further, the United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the European Union on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in United Kingdom law, and continued to do so until December 31, 2020 as if the United Kingdom remained a Member State of the European Union for such purposes. Following December 31, 2020, and the expiration of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form under the so-called “UK GDPR” (i.e., the GDPR as it continues to form part of law in the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)). However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. For example, it is unclear whether transfers of personal data from the EEA to the United Kingdom will be permitted to take place on the basis of a future adequacy decision of the European Commission, or whether a “transfer mechanism,” such as the Standard Contractual Clauses, will be required. For the meantime, under the post-Brexit Trade and Cooperation Agreement between the European Union and the United Kingdom, it has been agreed that transfers of personal data to the United Kingdom from European Union Member States will not be treated as “restricted transfers” to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension, or the extended adequacy assessment period. This will also apply to transfers to the United Kingdom from EEA Member States, assuming those Member States accede to the relevant provision of the Trade and Cooperation Agreement. Although the current maximum duration of the extended adequacy assessment period is six months it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the United Kingdom, or the United Kingdom amends the UK GDPR and/or makes certain changes regarding data transfers under the UK GDPR/Data Protection Act 2018 without the consent of the European Union (unless those amendments or decisions are made simply to keep relevant United Kingdom laws aligned with the European Union’s data protection regime). If the European Commission does not adopt an ‘adequacy decision’ in respect of the United Kingdom prior to the expiry of the extended adequacy assessment period, from that point onwards the United Kingdom will be an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the Standard Contractual Clauses.

Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Also, following the expiry of the post-Brexit transitional arrangements, the United Kingdom Information Commissioner’s Office is not able to be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, with effect from January 1, 2021, we are not able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the United Kingdom Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We consider our trademarks to be valuable assets that reinforce our brand and consumers’ perception of our products. We have invested a significant amount of time and money in establishing and promoting our trademarked brands. Our continued success depends, to a significant degree, upon our ability to protect and preserve our registered trademarks and to successfully obtain additional trademark registrations in the future.

We may not be able to obtain trademark protection in all territories that we consider to be important to our business. In addition, we cannot assure you that the steps we have taken to protect our trademarks are adequate, that our trademarks can be successfully defended and asserted in the future or that third parties will not infringe upon any such rights. Our trademark rights and related registrations may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. Moreover, any trademark disputes may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences could have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to comply with our obligations under our existing license agreements or cannot license rights to use technologies on reasonable terms or at all, we may be unable to license rights that are critical to our business.

We license certain intellectual property which is critical to our business, including pursuant to the Likeness Agreement with Jessica Alba. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could inhibit our ability to commercialize our products. If any contract interpretation disagreement were to arise, the resolution could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could adversely impact our business, financial condition and results of operations.

In addition, in the future we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and companies with greater size and capital resources than us may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties or other fees. If we are unable to enter into the necessary licenses on acceptable terms or at all, it could have an adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims or other allegations that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which could result in substantial damages and diversion of management’s efforts and attention.

Third parties have from time to time claimed, and may claim in the future, that we have infringed, misappropriated or otherwise violated their intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in considerable litigation costs, result in injunctions against us or the payment of damages by us, require significant amounts of management time or result in the diversion of significant operational resources and expensive changes to our business model, result in the payment of substantial damages or injunctions against us, or require us to enter into costly royalty or licensing agreements, if available. In addition, we may be unable to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. Any payments we are required to make and any injunctions we are required to comply with as a result of these claims could have an adverse effect on our business, financial condition, results of operations and prospects.

Our reliance on software-as-a-service, or SaaS, technologies from third parties may adversely affect our business and results of operations.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, customer relationship management services, supply chain services and data storage services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our consumers could be impaired, our ability to communicate with our suppliers could be weakened and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could have an adverse effect on our business, financial condition, results of operations and prospects.

We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have an adverse effect on our business, financial condition, results of operations and prospects.

We have identified the need to significantly expand, scale and improve our information technology systems and personnel to support recent and expected future growth. As such, we are in the process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our Retail channel or fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, the need to acquire and retain sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and could have an adverse effect on our business, financial condition, results of operations and prospects.

We are increasingly dependent on information technology and our ability to process data in order to operate and sell our goods and services, and if we (or our vendors) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our goods and services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of consumers and business.

We rely on information technology networks and systems and data processing (some of which are managed by third-party service providers) to market, sell and deliver our products and services, to fulfill orders, to collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of and share (which we collectively refer to as Process or Processing) personal information, confidential or proprietary information, financial information and other information, to manage a variety of business processes and activities, for financial reporting purposes, to operate our business, process orders and to comply with regulatory, legal and tax requirements (which we collectively refer to as Business Functions). These information technology networks and systems, and the Processing they perform, may be susceptible to damage, disruptions or shutdowns, software or hardware vulnerabilities, security incidents, ransomware attacks, social engineering attacks, supply-side attacks, failures during the process of upgrading or replacing software, databases or components, power outages, fires, natural disasters, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Due to the COVID-19 pandemic, our personnel are temporarily working remotely and relying on their own computers, routers and other equipment, which may pose additional data security risks to networks, systems and data. Any material disruption of our networks, systems or data processing activities, or those of our third-party service providers, could disrupt our ability to undertake, and cause a material adverse impact to, our Business Functions and our business, reputation and financial condition. If our information technology networks and systems or data processing (or of our third-party service providers) suffers damage, security breaches, vulnerabilities, disruption or shutdown, and we do not effectively resolve the issues in a timely manner, they could cause a material adverse impact to, our Business Functions and our business, reputation and financial condition. Our DTC and ecommerce operations are critical to our business and our financial performance. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, product offerings and enhanced content. Due to the importance of our website and DTC operations, any material disruption of our networks, systems or data processing activities related to our websites and DTC operations could reduce DTC sales and financial performance, damage our brand’s reputation and materially adversely impact our business.

Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity of information technology networks and systems, Processing and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. The recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. The risk of unauthorized circumvention of our security measures or those of our third-party providers, clients and partners has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. Because the techniques used by hackers change frequently, we may be unable to anticipate these techniques or implement adequate preventive measures. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached or personal or confidential information could be otherwise compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our personnel or our consumers to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, software, applications, systems, networks, sensitive information, and/or physical facilities utilized by our vendors. Improper access to our systems or databases could result in the theft, publication, deletion or modification of personal information, confidential or proprietary information, financial information and other information. An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or contractual obligations, or for consumer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, a loss of confidence in our business, systems and Processing, a diversion of management’s time and attention, and significant fines, penalties, assessments, fees and expenses.

The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.

We may have contractual and other legal obligations to notify relevant stakeholders of any security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain consumers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our consumers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach, and may cause us to breach consumer or ecommerce or retail customer contracts. Our agreements with certain consumers or ecommerce or retail customers, our representations, or industry standards, may require us to use industry-standard or reasonable measures to safeguard sensitive personal information or confidential information. A security breach could lead to claims by our consumers or ecommerce or retail customers, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our consumers or ecommerce or retail customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

We have not always been able in the past and may be unable in the future to detect, anticipate, measure or prevent threats or techniques used to detect or exploit vulnerabilities in our (or our third parties’) information technology, services, Processing, communications or software, or cause security breaches, because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after an incident has occurred. In addition, security researchers and other individuals have in the past and will continue in the future to actively search for and exploit actual and potential vulnerabilities in our (or our third parties’) information technology, services, communications or software. We cannot be certain that we will be able to address any such vulnerabilities, in whole or in part, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities, and taking such remedial steps could adversely impact or disrupt our operations. We expect similar issues to arise in the future as our products and services are more widely adopted, and as we continue to expand the features and functionality of existing products and services and introduce new products and services

We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage, cyber coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Our risks are likely to increase as we continue to expand, grow our consumer base, and process, store, and transmit increasingly large amounts of proprietary and sensitive data.

Risks Related to Conducting Business Internationally

If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in expanding our operations outside the United States.

Our strategy includes the expansion of our operations to international markets. We currently sell products through retailers in Canada, the United Kingdom and certain countries in the European Union and we are considering distributing or shipping to additional geographies. Although some of our executive officers have experience in international business from prior positions, we have little experience with operations outside the United States. Our ability to successfully execute this strategy is affected by many of the same operational risks we face in expanding our U.S. operations. In addition, our international expansion may be adversely affected by our ability to identify and gain access to local suppliers, obtain and protect relevant trademarks, domain names, and other intellectual property, as well as by local laws and customs, legal and regulatory constraints, political and economic conditions and currency regulations of the countries or regions in which we may intend to operate in the future. Risks inherent in expanding our operations internationally also include, among others, the costs and difficulties of managing international operations, adverse tax consequences, domestic and international tariffs and other barriers to trade.

In addition, competition is likely to intensify in the international markets where we plan to expand our operations. Standards for “clean”, “natural” or “organic” product labeling or designations may vary across different markets, which may require us to market our products differently or change the formulations of our products to meet local standards. Local companies based in markets outside the United States may have a substantial competitive advantage because of their greater understanding of, and focus on, those local markets. Some of our competitors may also be able to develop and grow in international markets more quickly than we will.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We derive a significant portion of our products from third-party manufacturing and supply partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. The U.S. Foreign Corrupt Practices Act, or the FCPA, prohibits U.S. corporations and their employees and representatives from, directly or indirectly, offering, promising, making, giving, or authorizing others to give anything of value to any foreign government official, political party or official thereof, or political candidate to influence official action or otherwise in an attempt to obtain or retain business. In addition, the FCPA also requires that we make and keep accurate books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls and compliance procedures designed to prevent violations of anti-corruption laws. We may be held liable for the corrupt or other illegal activities of our employees and representatives, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and representatives will not take actions in violation of anti-corruption laws for which we may be ultimately held responsible. As we increase our international business, our risks under anti-corruption laws may increase.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions, and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions.

If we or our employees or representatives are determined to have violated the FCPA, U.S. export control laws and economic sanctions, or any of the anti-corruption, anti-bribery, export control, and sanctions laws in the countries and territories where we and our representatives do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business, and other consequences that may have an adverse effect on our business, financial condition, results of operations and prospects. In addition, the costs we may incur in defending against any investigations stemming from our or our employees’ or representatives’ improper actions could be significant. Moreover, any actual or alleged corruption or sanctions concerns in our supply chain could carry significant reputational harm, including negative publicity, loss of goodwill, and decline in share price.

International trade disputes and the U.S. government’s trade policy could adversely affect our business.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of our products and the components and raw materials that go into making them. These increased costs could adversely impact the gross margin that we earn on our products. Countries may also adopt other protectionist measures that could limit our ability to offer our products.

The U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated tariffs on certain foreign goods and has raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods. Although the tariffs that have been initiated to date have not had a material impact on our operating results, to the extent that significant additional tariffs are imposed, depending on the extent of such tariffs, they could have a material impact on our operating results.

We cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our consumers, our suppliers, and the U.S. economy, which in turn could have an adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations.

Exchange rate fluctuations may affect the costs that we incur in our operations. The main currencies to which we are exposed are the Canadian Dollar, the Euro and the British Pound. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as materials, manufacturing, employee salaries and transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. There can be no assurance that foreign currency fluctuations will not have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to international business uncertainties.

In 2020, international sales represented 2% of total revenue and part of our strategy is to accelerate growth outside of the United States. In addition, our business relies on third-party suppliers and manufacturers located in China, Mexico, and certain other foreign countries. We intend to continue to sell to consumers outside the United States and maintain our relationships in China, Mexico, and other foreign countries where we have suppliers and manufacturers. Further, we may establish additional relationships in other countries to grow our operations. The substantial up-front investment required, the lack of consumer awareness of our products in jurisdictions outside of the United States, differences in consumer preferences and trends between the United States and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. We cannot be assured that our international efforts will be successful. International sales and increased international operations may be subject to risks such as:

•	difficulties in staffing and managing foreign operations and geographically dispersed operations;

•	burdens of complying with a wide variety of laws and regulations, including more stringent regulations relating to data privacy and security, particularly in the European Union;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

•	political and economic instability;

•	terrorist activities and natural disasters;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions;

•	the imposition of government controls;

•	an inability to use or to obtain adequate intellectual property protection for our brand and key products;

•	difficulties in enforcing contracts and legal decisions;

•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

•	a legal system subject to undue influence or corruption;

•	a business culture in which illegal sales practices may be prevalent;

•	logistics and sourcing; and

•	military conflicts.

The occurrence of any of these risks could have an adverse effect on our international business and consequently our overall business, financial condition, results of operations and prospects.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	announcements or concerns regarding real or perceived quality or health issues with our products or similar products of our competitors;

•	adoption of new regulations applicable to the Diapers and Wipes, Skin and Personal Care and Household and Wellness industries or the expectations concerning future regulatory developments;

•	our involvement in litigation;

•	future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our common stock; and

•	changes in the anticipated future size and growth rate of our market.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our common stock, particularly in light of uncertainties surrounding the ongoing COVID-19 pandemic and the related impacts.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least % of our outstanding shares of voting stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	require the approval of our board of directors or the holders of at least % of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in

Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine or otherwise related to our internal affairs.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business, financial condition, results of operations and prospects.

Other than the 2021 Dividend payable immediately prior to the closing of this offering, we do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

In                 , 2021, our board of directors declared a cash dividend of $                 million that is contingent upon, and payable immediately prior to, the closing of this offering to the holders of record of our common stock and our redeemable convertible preferred stock as of                 , 2021, or the 2021 Dividend. Investors in this offering will not be eligible to receive this dividend. Other than the 2021 Dividend, we have never declared or paid cash dividends on our capital stock and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment. In addition, the 2021 Credit Facility contains restrictions on our ability to pay dividends.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, no public market for our common stock currently existed. An active public trading market for our common stock may not develop following the completion of this offering or, if developed, may not be sustained. We determined the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds that we receive from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds that we receive from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of such proceeds. Pending use, we may invest the net proceeds that we receive from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be adversely affected, and the market price of our common stock could decline.

Principal stockholders have substantial control over us and will be able to influence corporate matters.

Prior to this offering, based on the number of shares outstanding as of March 31, 2021, our directors, executive officers and stockholders holding more than 5% of our outstanding capital stock, together with their respective affiliates, beneficially owned, in the aggregate, approximately 84.4% of our outstanding capital stock, and upon the closing of this offering, that same group will beneficially own        % of our outstanding capital stock (based on the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares), without giving effect to any purchases that certain of these holders may make through our directed share program. As a result, even after this offering, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

All of our directors and officers, the selling stockholders and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus, subject to certain exceptions.                  may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the shares of common stock sold in this offering will become eligible for sale upon expiration of the 180-day lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

In addition, there were 9,019,021 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2020. We intend to register all of the shares of common stock issuable upon exercise of outstanding stock options, restricted stock units or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Further, based on shares outstanding as of December 31, 2020, holders of approximately 36,069,601 shares, or         % of our capital stock after the completion of this offering (after giving effect to sales by selling stockholders in this offering, assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders, and without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock”), will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $             per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and the initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act as an emerging growth company. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant finance, legal, accounting and other expenses, including director and officer liability insurance, that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the date we are no longer an emerging growth company. To prepare for eventual compliance with Section 404, we will be engaged in a costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, cost of revenue, operating expenses, gross margin, net income (loss), adjusted EBITDA and other operating results;

•	our ability to effectively manage our growth;

•	our ability to acquire new consumers and successfully retain existing consumers;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	our ability to achieve or sustain our profitability;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the costs and success of our marketing efforts, and our ability to grow brand awareness and maintain, protect and enhance our brand;

•	our ability to effectively manage our inventory;

•	our ability to gauge consumer trends and changing consumer preferences;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights and any costs associated therewith;

•	the effect of COVID-19 or other public health crises on our business and the global economy;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability successfully enter new markets and expand internationally;

•	our ability to identify and complete acquisitions that complement and expand our reach and platform;

•	seasonality;

•	the financial condition of, and our relationships with, our suppliers, manufacturers, distributors and retailers;

•	the ability of our suppliers and manufacturers to comply with safety, environmental or other laws or regulations;

•

our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States, including FDA governmental regulation and state regulation; and other jurisdictions where we elect to do business;

•	economic conditions and their impact on consumer spending;

•	outcome of legal or administrative proceedings; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results.

The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Among other items, certain of the market research included in this prospectus was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares of our common stock from us in full) based on an assumed initial public offering price of $                 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock in this offering by the selling stockholders identified in this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price of $             per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes. These purposes include operating expenses, working capital and capital expenditures for future growth, including marketing and direct-to-consumer advertising investments, innovation and adjacent product category expansion, international growth investment and organizational capabilities investments. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. We also plan to pay approximately $             million in a cash dividend to holders of record of our common stock and our redeemable convertible preferred stock as of             , 2021, which is contingent upon, and payable immediately prior to, the closing of this offering. Investors in this offering will not be eligible to receive this dividend.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

In                 , 2021, our board of directors declared a cash dividend of $ million that is contingent upon, and payable immediately prior to, the closing of this offering to the holders of record of our common stock and our redeemable convertible preferred stock as of                 , 2021, or the 2021 Dividend. Investors in this offering will not be eligible to receive this dividend. Other than the 2021 Dividend, we have not declared or paid cash dividends on our capital stock, and we do not anticipate declaring or paying any cash dividends other than the 2021 Dividend in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including any restrictions in our then-existing debt arrangements), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, the 2021 Credit Facility contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the automatic conversion of 24,550,464 outstanding shares as of December 31, 2020 of redeemable convertible preferred stock into an equivalent number of shares of common stock, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock” and the related reclassification of the carrying value of our redeemable convertible preferred stock to stockholders’ (deficit) equity, (2) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering, (3) the cash payment of $9.5 million in bonuses that we expect to pay to certain employees, including members of management, relating to preparation for this offering that are triggered upon the closing of this offering, as well as $0.2 million in related payroll taxes and expenses, with a corresponding increase to accumulated deficit, (4) stock-based compensation expense of $3.1 million that will be recognized upon the effectiveness of the registration statement of which this prospectus forms a part related to certain performance and market-based stock options that is recorded as an increase to additional paid-in-capital and accumulated deficit and (5) the cash payment of the 2021 Dividend; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments described above and (2) our receipt of $             million in estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2020
	Actual	Pro Forma		Pro Forma As Adjusted
	(in thousands except share and per share amounts)
Cash and cash equivalents	$29,259	$		$

Redeemable convertible preferred stock, $0.0001 par value, 24,596,124 shares authorized, 24,550,464 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	376,404		—		—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value, no shares authorized, issued, and outstanding, actual; and shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—		—		—
Common stock, $0.0001 par value, 55,000,000 authorized, 17,044,593 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	2
Additional paid-in capital	116,056
Accumulated deficit	(352,977)
Accumulated other comprehensive income	94

Total stockholders’ (deficit) equity	$(236,825)	$		$

Total capitalization	$139,579	$		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $                 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $                 million, assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of common stock that will be outstanding after this offering on a pro forma and pro forma as adjusted basis is based on 41,595,057 shares of common stock outstanding as of December 31, 2020, and excludes:

•	9,019,021 shares of common stock issuable on the exercise of stock options outstanding as of December 31, 2020 under our 2011 Plan, with a weighted-average exercise price of $10.46 per share;

•	100,000 shares of our common stock issuable upon the settlement of outstanding restricted stock units granted subsequent to December 31, 2020 through 2021;

•

                 shares of common stock reserved for future issuance under our 2021 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, plus any future increases in the number of shares of common stock reserved for issuance thereunder and any shares underlying outstanding stock awards granted under our 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

                 shares of common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

As of December 31, 2020, our historical net tangible book value (deficit) was $(240.1) million, or $(14.09) per share of our common stock, based on 17,044,593 shares of common stock issued and outstanding as of such date. Our historical net tangible book value (deficit) per share represents total tangible assets, less total liabilities and redeemable convertible preferred stock, divided by the aggregate number of shares of common stock outstanding as of December 31, 2020.

Our pro forma net tangible book value as of December 31, 2020 was $                 million, or $                 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of December 31, 2020, after giving effect to (1) the automatic conversion of 24,550,464 shares of redeemable convertible preferred stock outstanding as of December 31, 2020 into an equivalent number of shares of common stock, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock” and the related reclassification of the carrying value of our redeemable convertible preferred stock to stockholders’ (deficit) equity immediately prior to the completion of this offering, (2) the cash payment of $9.5 million in bonuses that we expect to pay to certain employees, including members of management, relating to preparation for this offering that are triggered upon the closing of this offering, as well as $0.2 million in related payroll taxes and expenses and (3) the cash payment of the 2021 Dividend.

After giving effect to the sale by us of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $                 million, or $                 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $                 per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2020	$(14.09)
Pro forma increase in net tangible book value per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value

per share after this offering by $                 per share and increase (decrease) the immediate dilution to new investors by $                 per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $                 per share and decrease the dilution to new investors by approximately $                 per share, and each decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease our pro forma as adjusted net tangible book value by approximately $                 per share and increase the dilution to new investors by approximately $                 per share, in each case assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of common stock from us in full, our pro forma as adjusted net tangible book value as of December 31, 2020 would be $                 per share, and the immediate dilution in pro forma net tangible book value per share to new investors in this offering would be $                 per share.

The following table summarizes, as of December 31, 2020, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100.0%		$	100.0%

Sales by the selling stockholders identified in this prospectus will cause the number of shares held by existing stockholders to be reduced to                  shares, or     % of the total number of shares of our capital stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to                  shares, or     % of the total number of shares of our capital stock outstanding following the completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $                 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $                 million, assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of common stock that will be outstanding after this offering is based on 41,595,057 shares of common stock outstanding as of December 31, 2020, and excludes:

•	9,019,021 shares of common stock issuable on the exercise of stock options outstanding as of December 31, 2020 under our 2011 Plan, with a weighted-average exercise price of $10.46 per share;

•	100,000 shares of our common stock issuable upon the settlement of outstanding restricted stock units granted subsequent to December 31, 2020 through 2021;

•

                 shares of common stock reserved for future issuance under our 2021 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, plus any future increases in the number of shares of common stock reserved for issuance thereunder and any shares underlying outstanding stock awards granted under our 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

                 shares of common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or that we issue additional shares of capital stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2011 Plan as of December 31, 2020 were exercised then our existing stockholders, including the holders of these options, would own     %, and our new investors would own     %, of the total number of shares of our capital stock outstanding following the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Prospectus Summary—Summary Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Overview

The Honest Company is a digitally-native, mission-driven brand focused on leading the clean lifestyle movement, creating a community for conscious consumers and seeking to disrupt multiple consumer product categories. Our commitment to our core values, passionate innovation and engaging our community has differentiated and elevated our brand and our products. Since our launch in 2012, we have been dedicated to developing clean, sustainable, effective and thoughtfully designed products. By doing so with transparency, we have cultivated deep trust around what matters most to our consumers: their health, their families and their homes. We are an omnichannel brand, ensuring our products are available however our consumers shop. Our differentiated platform positions us for continued growth through our trusted brand, award-winning multi-category product offering, deep digital-first connection with consumers and omnichannel accessibility.

Our integrated multi-category product architecture is intentionally designed to serve our consumers every day, at every age and through every life stage, no matter where they are on their journey. Today, our three categories are Diapers and Wipes, Skin and Personal Care and Household and Wellness, which represented 63%, 26% and 11% of our 2020 revenue, respectively. At the center of our product ecosystem are our diapers, which are a strategic consumer acquisition tool that acts as an entry point for our portfolio, as new parents often go on to purchase products from our other categories for their everyday family needs. According to a third-party study that we commissioned in 2020, nearly 90% of our diaper buyers surveyed expanded their purchases beyond diapers and nearly half have purchased two or more of our non-diaper products. Our integrated multi-category product architecture is designed to drive loyalty, increase our consumer wallet share and generate attractive consumer lifetime value.

We believe that our consumers are modern, aspirational, conscious and style-forward and that they seek out high quality, effective and thoughtfully designed products. We believe that they are passionate about living a conscious life and are enthusiastic ambassadors for brands they trust. As purpose-driven consumers, they transcend any one demographic, spanning gender, age, geography, ethnicity and household income. Honest consumers are often young, mobile-centric and digitally inclined. We build relationships with these consumers through a disruptive digital marketing strategy that engages them with “snackable” digital content (short-form, easily digestible content), immerses them in our brand values, and inspires them to join the Honest community. Our direct connection with our community enables us to understand what consumers’ needs are and inspires our product innovation pipeline, generating a significant competitive advantage over more traditional consumer packaged goods, or CPG, peers.

Our omnichannel approach seeks to meet consumers however they want to shop, balancing deep consumer connection with broad convenience and accessibility. Since our launch, we have built a well-integrated omnichannel presence by expanding our retail accessibility across both Digital and Retail channels, including the launch of strategic partnerships with Costco, Target and Amazon in 2013, 2014 and 2017, respectively. In 2020, we generated 55% and 45% of our revenue from our Digital and Retail channels, respectively. We maintain direct relationships with our consumers via our flagship digital platform, Honest.com, which allows us to influence brand experience and better understand consumer preferences and behavior. We increase accessibility of our products to more consumers through both the third-party pureplay ecommerce sites that, with Honest.com, comprise the rest of our Digital channel, and our Retail channel, which includes leading retailers and their websites. Our products can be found in approximately 32,000 retail locations across the United States, Canada and Europe. This distinctive business model has allowed us to efficiently scale our business while remaining agnostic as to the channel where consumers purchase our products. Our integrated omnichannel presence provides meaningful benefits to our consumer which we believe is not easily replicated by our competitors.

While we have stayed true to our purpose and mission since founding, our business has transformed significantly over the last nine years. We launched in 2012 as a direct-to-consumer, or DTC, company with a limited product assortment across our three product categories. Over the next few years, we expanded our product offering substantially and launched retail partnerships. This rapid expansion resulted in a number of challenges with product, supply chain and marketing.

These challenges led us to reorient our strategy, reset our foundation and evolve from a technology startup to a modern CPG organization with an omnichannel presence. In 2017, we hired a team of experienced CPG professionals who shared our values, led by our Chief Executive Officer, Nick Vlahos. We adopted a strategy, which we refer to as the Innovation Strategy, to reposition the company for long-term success and capitalize on the inherent value of the Honest clean lifestyle brand. In the first two years of implementing the Innovation Strategy, we underwent a period of transition during which we executed on the following targeted growth and margin enhancing initiatives:

•

Portfolio simplification. We focused on portfolio simplification, discontinuing or de-emphasizing certain products that did not align with our revamped product strategy, which we refer to as Non-Core Products. We narrowed our focus while investing in sought-after, higher-margin products where we have differentiated positioning, such as skin care products. As we increased focus on these products, we achieved a more diversified revenue mix with an increasing share coming from our Skin and Personal Care category.

•

Product innovation. We made significant investments in our product development capabilities by expanding our research and development team and building out our in-house laboratories in Los Angeles, California, where we develop innovative clean products based on the latest green technology. With a renewed focus on innovation, we optimized our product assortment, including reformulating or updating over 90% of our products.

•

Acceleration of omnichannel. We accelerated our shift from DTC to omnichannel by entering into partnerships with several additional retailers and launching our brand on Amazon. Today, our business is more evenly balanced between our Digital and Retail channels, with Digital representing 55% of revenue in 2020.

2012 2013 2016 2020An Honest World 17 products DTC-focused Diapers and Wipes subscription focus Hired experienced CPG leadership Strategic omnichannel development, leading with Amazon launchStrategic focus on Diapers and Wipes and Skin and Personal Care Categories Increased investment in R&D, including in-house labs & formulation development Launch of international partnerships Strong DTC growth Category extensions New retail partnerships Launch of Honest Beauty including Skincare and Makeup Robust innovation calendar for product development and strategic category expansions, including Disinfecting and Sanitizing products, Clean Conscious diapers Activate sustainability strategy across operations, packaging and product development, including Beauty restage Scaled omnichannel platform for sustainable growth Major potential Launch Rapid growth and expansion Transformation Leading lifestyle Brand Continous Improvement and operational excellence

As we have executed against our Innovation Strategy, we have been successful in reinvigorating growth, improving product mix, significantly enhancing our gross margin profile and turning profitable on an adjusted EBITDA basis. We have achieved the following financial results:

•

From 2018 to 2020, we grew revenue by a 12% compound annual growth rate, or CAGR, from $237.9 million to $300.5 million, with only a slight decline in 2019 as we offset declines from Non-Core Products;

•

We achieved 27.6% year-over-year revenue growth in 2020, recording year-over-year revenue growth rates of 16.4%, 35.5%, and 116.5% in our Diapers and Wipes, Skin and Personal Care and Household and Wellness categories, respectively;

•

We also increased gross margin by 1,080 basis points from 25.1% in 2018 to 35.9% in 2020, by driving growth in higher-margin products and channels, leveraging our strategic relationships with retailers, gaining leverage on fixed costs in fulfillment, as well as executing on accretive product innovation; and

•	In 2020, we reported a net loss of $14.5 million and adjusted EBITDA of $11.2 million, or 4% of revenue.

Adjusted EBITDA is a measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. See the section titled “—Non-GAAP Financial Measure—Adjusted EBITDA” below for the definition of adjusted EBITDA, as well as a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

Revenue Gross Margin(in millions) %210 226 298 28 238 236 3012018 2019 2020 Non-Core Products Core Products25.1% 32.2% 35.9%2018 2019 2020 12% Total CAGR 19% Core CAGR1,080 basis points expansion

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent on many factors. While each of these factors presents significant opportunities for us, they also pose important challenges that we must successfully address to enable us to sustain the growth of our business and improve our operations while staying true to our mission, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Ability to Grow Our Brand Awareness

Our brand is integral to the growth of our business and is essential to our ability to engage and stay connected with the growing clean lifestyle consumer. Honest is still unknown to many consumers, with unaided brand awareness of 25% among diaper buyers according to our consumer research as of January 2021. In order to increase the wallet share of existing conscious consumers and attract new ones, our brand has to maintain its trustworthiness and authenticity. Our ability to attract new consumers will depend, among other things, on our ability to successfully communicate the value of our products as clean, sustainable and effective, the efficacy of our marketing efforts and the offerings of our competitors. Beyond preserving the integrity of our brand, our performance will depend on our ability to augment our reach and increase the number of consumers aware of Honest and our product portfolio. We believe our brand strength will enable us to continue to expand across categories and channels, allowing us to deepen relationships with consumers and expand our access to global markets. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the product categories in which we operate.

Continued Innovation

Research, development and innovation are core elements underpinning our growth strategy. Through our in-house research and development laboratories, we are able to access the latest advancements in clean ingredients and continue to innovate in the clean conscious lifestyle space. Based in Los Angeles, California, our research and development team, including chemists and an in-house toxicologist, develops innovative clean products based on the latest green technology. At Honest, product innovation never stops. The improvement of existing products and the introduction of new products have been, and continue to be, integral to our growth. We have made significant investments in our product development capabilities and plan to do so in the future. We believe our rigorous approach to product innovation has helped redefine and grow the clean and natural segments of the categories in which we operate. Our continued focus on research and development will be central to attracting and retaining consumers in the future. Our ability to successfully develop, market and sell new products will depend on a variety of factors, including our continued investment in innovation, integrated business planning processes and capabilities.

Continued Product Category Growth

Our product mix is a driver of our financial performance given our focus on accretive product launches and renovation to increase product margins. Even though our growth strategy aims to boost sales across all categories, we intend to prioritize growth in Skin and Personal Care given its attractive margin characteristics and leverage our brand equity and consumer insights to extend into new adjacent product categories. Since we launched our Innovation Strategy, we have enhanced our product portfolio by strategically discontinuing certain products and making calculated extensions within our three product categories. These product changes have contributed to our revenue and margin growth. We intend to continue to prioritize our innovation in higher-margin products, particularly in Skin and Personal Care.

Continued Execution of Omnichannel Strategy

The continued execution of our omnichannel strategy impacts our financial performance. We intend to continue leveraging our marketing strategy to drive increased consumer traffic to our flagship digital platform, Honest.com, as it is a valuable tool for creating direct connections with our consumers, influencing brand experience and understanding consumer preference and behavior. Our partnerships with leading third-party retail platforms and national retailers have broadened our consumer reach, raised our brand awareness and enhanced our margins given lower costs to serve these platforms. We will continue to pursue partnerships with a wide variety of retailers, including online retailers, big-box retailers, grocery stores/drugstores and specialty retailers. Our ability to execute this strategy will depend on a number of factors, such as retailers’ satisfaction with the sales and profitability of our products.

Operational and Marketing Efficiency

To grow our business, we intend to continue to improve our operational efficiency, which includes attracting new consumers, increasing community engagement and improving fulfillment and distribution operations. We invest significant resources in marketing and content generation, use a variety of brand and performance marketing channels and work continuously to improve brand exposure at our retail partners to acquire new consumers. It is important to maintain reasonable costs for these marketing efforts relative to the revenue we expect to derive from our consumers. We leverage our proprietary Honest Omni-Analytics to generate valuable consumer insights that guide our omnichannel strategy and inform our marketing spend optimization. Our future success depends in part on our ability to effectively attract consumers on a cost-efficient basis and extract efficiencies in our operations.

Overall Macro Trends

We have strategically positioned ourselves to benefit from several macro trends related to changes in consumer behavior. We believe consumers’ increasing care for a conscious lifestyle has contributed to significant demand for our products. Further, the rise in digital shopping has complemented our flagship digital platform, Honest.com, our presence with third-party ecommerce players and our Retail partners’ websites. Changes in macro-level consumer spending trends, including as a result of the COVID-19 pandemic, could result in fluctuations in our operating results.

Impact of COVID-19

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our cash flow, business, financial condition, results of operations and prospects will depend on future developments that are uncertain.

As a result of the COVID-19 pandemic, we temporarily closed our headquarters, supported our employees and contractors to work remotely, and implemented travel restrictions. These actions represented a significant change in how we operated our business, but we believe that we successfully navigated this transition. In an effort to provide a safe work environment for our employees, we have implemented various social distancing measures, including replacing in-person meetings with virtual interactions. We will continue to take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and other business partners in light of the pandemic.

We have experienced relatively minor impacts on our inventory availability and delivery capacity since the outbreak, none of which has materially impacted our ability to service our consumers and retail and third-party ecommerce customers. We have taken measures to bolster key aspects of our supply chain, such as securing secondary suppliers and ensuring sufficient inventory to support our continued growth in the face of the pandemic. We continue to work with our existing manufacturing, logistics and other supply chain partners to ensure our ability to service our consumers and retail and third-party ecommerce customers.

We believe COVID-19 has been one of the drivers of demand in our Digital channel as consumers have shifted to online shopping amid the pandemic. Additionally, our Household and Wellness product category has benefitted from increasing demand for sanitization products. We accelerated our development timeline for certain product launches, launching our disinfecting spray and alcohol wipes in 2020. There is no assurance that we will continue to experience such increases in demand. We may see a decline in use of online shopping and demand for sanitization products when the COVID-19 pandemic subsides.

The operations of our retail partners, manufacturers and suppliers have also been impacted by the COVID-19 pandemic. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic may negatively impact collections of accounts receivable and reduce expected spending from new consumers, all of which could adversely affect our business, financial condition, results of operations and prospects during fiscal 2021 and potentially future periods.

Components of Results of Operations

Revenue

We generate revenue through the sale of our products through Digital and Retail channels in the following product categories: Diapers and Wipes, Skin and Personal Care and Household and Wellness. The Digital channel includes direct sales to the consumer through our website and sales to third-party ecommerce customers, who resell our products through their own online platforms. The Retail channel includes sales to traditional brick and mortar retailers, who may also resell our products through their own online platforms. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from consumers.

Cost of Revenue

Cost of revenue includes the purchase price of merchandise sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, credit card processing fees and warehouse fulfillment costs incurred in operating and staffing warehouses, including rent. Cost of revenue also includes depreciation and amortization, allocated overhead and direct and indirect labor for warehouse personnel.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may in the future fluctuate from period to period based on a number of factors, including the mix of products we sell, the channel through which we sell our products, the innovation initiatives we undertake in each product category, the promotional environment in the marketplace, manufacturing costs, commodity prices and transportation rates, among other factors.

Operating Expenses

Our operating expenses consist of selling, general and administrative, marketing and research and development expenses.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel costs, principally for our selling and administrative functions. These include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense. Selling, general and administrative expenses also include technology expenses, professional fees, facility costs, including insurance, utilities and rent relating to our headquarters, depreciation and amortization and overhead costs. We expect our general and administrative expenses to increase in absolute dollars as we continue to grow our business and organizational capabilities. We also anticipate that we will incur additional costs for employees and third-party professional fees related to preparation to become and operate as a public company. Following the completion of this offering, we also expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations and professional services.

Marketing

Marketing expenses include costs related to our branding initiatives, retail customer marketing activities, point of purchase displays, targeted online advertising through sponsored search, display advertising, email marketing campaigns, market research, content production and other public relations and promotional initiatives. We expect marketing expenses to continue to increase in absolute dollars as we continue to expand brand awareness, introduce new product innovation across multiple product categories and implement new marketing strategies.

Research and Development

Research and development expenses consist primarily of personnel-related expenses for our research and development personnel. Research and development expenses also include costs incurred for the development of new products, improvement in the quality of existing products and the development and implementation of new technologies to enhance the quality and value of products. Research and development expenses also include allocated depreciation and amortization and overhead costs. We expect research and development expenses to increase in absolute dollars as we invest in the enhancement of our product offerings through innovation and the introduction of new adjacent product categories.

IPO-Related Expenses

As discussed in Notes 12 and 17 to our consolidated financial statements included elsewhere, upon the effectiveness of the registration statement of which this prospectus forms a part, we expect to recognize stock-based compensation expense in selling, general and administrative and research and development expenses of $3.1 million related to certain performance and market-based stock options and $0.2 million related to certain restricted stock units. In 2020, we paid bonuses totaling $9.5 million to certain employees, including members of management, relating to preparation for this offering, and after the closing of this offering, we expect to pay another $9.5 million in bonuses to certain employees, including members of management, that are triggered upon the closing of this offering, which we collectively refer to as the IPO Bonuses, excluding in each case payroll taxes and expenses. In 2020, we recognized $9.3 million in selling, general and administrative expenses and $0.4 million in research and development expenses relating to the IPO Bonuses, and upon the closing of this offering, we expect to recognize another $9.3 million in selling, general and administrative expenses and $0.4 million in research and development expenses relating to the IPO Bonuses, which includes in each case related payroll taxes and expenses.

Interest and Other Income (Expense), Net

Interest income consists primarily of interest income earned on our short-term investments and our cash and cash equivalents balances. Interest expense consists primarily of interest expense associated with our leasing arrangements.

Other income (expense), net consists primarily of our foreign currency exchange gains and losses relating to transactions denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in both the volume of foreign currency transactions and foreign currency exchange rates.

Income Tax Provision

Our income tax provision consists primarily of U.S. federal and state income taxes. We maintain a full valuation allowance for our federal and state deferred tax assets, including net operating loss carryforwards, as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for each of the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue	$235,587	$300,522
Cost of revenue	159,733	192,626

Gross profit	75,854	107,896
Operating expenses
Selling, general and administrative (1)	70,310	71,253
Marketing	31,864	44,478
Research and development (1)	5,137	5,705

Total operating expenses	107,311	121,436

Operating loss	(31,457)	(13,540)
Interest and other income (expense), net	429	(837)

Loss before provision for income taxes	(31,028)	(14,377)
Income tax provision	55	89

Net loss	$(31,083)	$(14,466)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Selling, general and administrative	$8,052	$7,558
Research and development	328	347

Total	$8,380	7,905

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue*:

	Year Ended December 31,
	2019	2020
	(as a percentage of revenue)
Revenue	100.0%	100.0%
Cost of revenue	67.8	64.1

Gross profit	32.2	35.9
Operating expenses
Selling, general and administrative	29.8	23.7
Marketing	13.5	14.8
Research and development	2.2	1.9

Total operating expenses	45.6	40.4

Operating loss	(13.4)	(4.5)
Interest and other income (expense), net	0.2	(0.3)

Loss before provision for income taxes	(13.2)	(4.8)
Income tax provision	—	—

Net loss	(13.2)%	(4.8)%

*	Amounts may not sum due to rounding.

Comparison of the Years Ended December 31, 2019 and December 31, 2020

Revenue

	Year Ended December 31,		$ change	% change
	2019	2020
	(in thousands)
By Product Category
Diapers and Wipes	161,855	188,452	26,597	16.4
Skin and Personal Care	58,706	79,542	20,836	35.5
Household and Wellness	15,026	32,528	17,502	116.5

Total Revenue	$235,587	$300,522	$64,935	27.6%

	Year Ended December 31,		$ change	% change
	2019	2020
	(in thousands)
By Channel
Digital	128,716	166,733	38,017	29.5
Retail	106,871	133,789	26,918	25.2

Total Revenue	$235,587	$300,522	$64,935	27.6%

Revenue increased by $64.9 million, or 27.6%, for 2020 as compared to 2019, primarily due to a $26.6 million increase in revenue from Diapers and Wipes, a $20.8 million increase in revenue from Skin and Personal Care products and a $17.5 million increase in revenue from Household and Wellness products. The revenue increase from Diapers and Wipes and Skin and Personal Care was principally driven by increased sales volume on our products and in particular through our Digital channel, in part as a result of our digital marketing strategy. The revenue increase from Household and Wellness was primarily driven by sales from the sanitization and disinfecting products that we introduced in 2020, in particular through the Retail channel.

Cost of Revenue and Gross Profit

	Year Ended December 31,		$ change	% change
	2019	2020
	(in thousands)
Cost of revenue	$159,733	$192,626	$32,893	20.6%
Gross profit	$75,854	$107,896	$32,042	42.2%

Cost of revenue increased by $32.9 million, or 20.6%, for 2020 as compared to 2019, primarily due to increased product, fulfillment and shipping expenses associated with the increased sales of our products. Cost of revenue as a percentage of revenue decreased by 370 basis points primarily due to better leverage of our fixed costs in fulfillment, cost savings initiatives across our business and improved mix of higher margin products.

Gross profit increased by $32.0 million, or 42.2%, for 2020 as compared to 2019, primarily due to the increased sales of our products and the reduction in cost of revenue as a percentage of revenue. Gross profit also benefited from lower promotional discounting in 2020, in particular in the Household and Wellness category.

Operating Expenses

Selling, General and Administrative Expenses

	Year Ended December 31,		$ change	% change
	2019	2020
	(in thousands)
Selling, general and administrative	$70,310	$71,253	$943	1.3%

Selling, general and administrative expenses increased by 1.3% for 2020 as compared to 2019, primarily due to an increase of $9.0 million in personnel related expenses, which was largely offset by a $4.7 million reduction in professional fees and a $2.8 million reduction in depreciation and amortization. The increase in personnel-related expenses was primarily driven by the IPO Bonuses paid in 2020. Professional fees were lower in 2020 due to the completion of our implementation projects associated with our ecommerce platform and enterprise resource planning platform upgrades. Depreciation and amortization expense was lower in 2020 due to accelerated depreciation that occurred in 2019 related to capitalized software costs.

Marketing Expenses

	Year Ended December 31,		$ change	% change
	2019	2020
	(in thousands)
Marketing	$31,864	$44,478	$12,614	39.6%

Marketing expenses increased by 39.6% for 2020 as compared to 2019, primarily due to an increase of $12.2 million in advertising expenses. The increase in advertising expense was driven by greater investment in digital advertising and marketing programs with our retail and third-party ecommerce partners.

Research and Development Expenses

	Year Ended December 31,		$ change	% change
	2019	2020
	(in thousands)
Research and development	$5,137	$5,705	$568	11.1%

Research and development expenses increased by 11.1% for 2020 as compared to 2019, primarily due to a $0.8 million increase in personnel expenses, including relating to the IPO Bonuses paid in 2020 to certain research and development employees of $0.4 million, partially offset by a $0.3 million reduction in certain product development expenses, including clinical and claims testing and other external innovation costs.

Interest and Other Income (Expense), Net

	Year Ended December 31,		$ change	% change
	2019	2020
	(in thousands)
Interest and other income (expense), net	$429	$(837)	$(1,266)	(295.1)%

Interest and other income (expense), net decreased by 295.1% for 2020 as compared to 2019, primarily due to a decrease in interest income on our short-term investments due to a lower average investment balance and lower average interest rates.

Non-GAAP Financial Measure

We prepare and present our consolidated financial statements in accordance with GAAP. However, management believes that adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our performance.

We calculate adjusted EBITDA as net loss, adjusted to exclude: (1) interest and other income, net; (2) income tax provision; (3) depreciation and amortization; (4) stock-based compensation expense; (5) professional fees and expenses and executive termination expenses related to our Innovation Strategy; (6) litigation and settlement fees associated with certain non-ordinary course litigation; and (7) the IPO Bonuses, including associated payroll taxes and expenses, and third-party costs associated with the preparation of this offering.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with GAAP. We believe that adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of adjusted EBITDA include that (1) it does not reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures, (3) it does not consider the impact of stock-based compensation expense, (4) it does not reflect other non-operating expenses, including interest expense, (5) it does not include the IPO Bonuses, including associated payroll taxes and expenses, or third-party costs associated with the preparation of this offering, (6) it does not reflect tax payments that may represent a reduction in cash available to us and (7) does not include certain non-ordinary cash expenses that we do not believe are representative of our business on a steady-state basis. In addition, our use of adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider adjusted EBITDA alongside other financial measures, including our net loss and other results stated in accordance with GAAP.

The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA, for each of the periods presented.

	Year Ended December 31,
	2019	2020
	(in thousands)
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$(31,083)	$(14,466)
Interest and other (income) expense, net	(429)	837
Income tax provision	55	89
Depreciation and amortization	7,672	4,854
Stock-based compensation	8,380	7,905
Innovation Strategy expenses(1)	4,573	1,511
Non-ordinary course litigation expenses(2)	1,136	—
Related offering costs and other transaction-related expenses(3)	—	10,459

Total Adjusted EBITDA	$(9,696)	$11,189

(1)	Includes professional fees and expenses and executive severance and termination expenses related to our Innovation Strategy.
(2)

Includes litigation and settlement fees associated with certain non-ordinary course litigation, including a matter involving the alleged breach of confidentiality and non-use obligations by a former employee and a matter involving the termination by us of a multi-year international distribution agreement for material breach and non-performance, and related counterclaims.

(3)	Includes $9.7 million related to the IPO Bonuses paid in 2020, which includes associated payroll taxes and expenses, and third-party costs associated with the preparation of this offering.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following quarterly financial information should be read in conjunction with our audited consolidated financial statements and related notes included in this prospectus.

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
				(in thousands)
Consolidated Statements of Operations Data:
Revenue	$53,298	$62,117	$56,334	$63,838	$72,372	$72,354	$77,928	$77,868
Cost of revenue	37,603	44,057	35,865	42,208	46,567	45,867	48,519	51,673

Gross profit	15,695	18,060	20,469	21,630	25,805	26,487	29,409	26,195
Operating expenses
Selling, general and administrative(1)	18,620	18,152	17,232	16,306	14,706	14,940	16,202	25,405
Marketing	6,990	8,494	9,324	7,056	9,193	10,625	13,516	11,144
Research and development(1)	1,259	1,314	1,235	1,329	1,166	1,100	1,425	2,014

Total operating expenses	26,869	27,960	27,791	24,691	25,065	26,665	31,143	38,563

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
				(in thousands)
Operating income (loss)	(11,174)	(9,900)	(7,322)	(3,061)	740	(178)	(1,734)	(12,368)
Interest and other income, net	231	149	31	18	(159)	(175)	(230)	(273)

Income (loss) before provision for income taxes	(10,943)	(9,751)	(7,291)	(3,043)	581	(353)	(1,964)	(12,641)
Income tax provision	14	14	14	13	22	22	22	23

Net income (loss)	$(10,957)	$(9,765)	$(7,305)	$(3,056)	$559	$(375)	$(1,986)	$(12,664)

Non-GAAP Financial Measure—Adjusted EBITDA:
Adjusted EBITDA	$(5,058)	$(4,532)	$(2,166)	$2,060	$4,463	$3,475	$2,146	$1,105

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(in thousands)
Selling, general and administrative	$2,296	$2,049	$1,970	$1,737	$1,845	$2,242	$1,714	$1,757
Research and development	80	80	78	90	78	83	91	95

Total	$2,376	$2,129	$2,048	$1,827	$1,923	$2,325	$1,805	$1,852

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA, for each of the quarters indicated.

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(In thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(10,957)	$(9,765)	$(7,305)	$(3,056)	$559	$(375)	$(1,986)	$(12,664)
Interest and other (income) expense, net	(231)	(149)	(31)	(18)	159	175	230	273
Income tax provision	14	14	14	13	22	22	22	23
Depreciation and amortization	2,139	2,143	1,988	1,402	1,229	1,328	1,150	1,147
Stock-based compensation	2,376	2,129	2,048	1,827	1,923	2,325	1,805	1,852
Innovation Strategy expenses(1)	1,387	924	1,043	1,219	571	—	815	125
Non-ordinary course litigation expenses(2)	214	172	77	673	—	—	—	—
Related offering costs and other transaction-related expenses(3)	—	—	—	—	—	—	110	10,349

Total Adjusted EBITDA	$(5,058)	$(4,532)	$(2,166)	$2,060	$4,463	$3,475	$2,146	$1,105

(1)	Includes professional fees and expenses and executive severance and termination expenses related to our Innovation Strategy.
(2)

Includes litigation and settlement fees associated with certain non-ordinary course litigation, including a matter involving the alleged breach of confidentiality and non-use obligations by a former employee and a matter involving the termination by us of a multi-year international distribution agreement for material breach and non-performance, and related counterclaims.

(3)

Includes third-party costs associated with the preparation of this offering. For the three months ended December 31, 2020, also includes $9.7 million related to the IPO Bonuses paid in 2020, which includes associated payroll taxes and expenses.

The following table sets forth components of results of operations as a percentage of revenue for each of the quarters indicated.

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(as a percentage of revenue)
Consolidated Statements of Operations Data*:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	70.6	70.9	63.7	66.1	64.3	63.4	62.3	66.4

Gross profit	29.4	29.1	36.3	33.9	35.7	36.6	37.7	33.6
Operating expenses
Selling, general and administrative	34.9	29.2	30.6	25.5	20.3	20.6	20.8	32.6
Marketing	13.1	13.7	16.6	11.1	12.7	14.7	17.3	14.3
Research and development	2.4	2.1	2.2	2.1	1.6	1.5	1.8	2.6

Total operating expenses	50.4	45.0	49.3	38.7	34.6	36.9	40.0	49.5

Operating income (loss)	(21.0)	(15.9)	(13.0)	(4.8)	1.0	(0.2)	(2.2)	(15.9)
Interest and other income, net	0.4	0.2	0.1	—	(0.2)	(0.2)	(0.3)	(0.4)

Income (loss) before provision for income taxes	(20.5)	(15.7)	(12.9)	(4.8)	0.8	(0.5)	(2.5)	(16.2)
Income tax provision	—	—	—	—	—	—	—	—

Net income (loss)	(20.6)%	(15.7)%	(13.0)%	(4.8)%	0.8%	(0.5)%	(2.5)%	(16.3)%

*	Amounts may not sum due to rounding.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through cash flows from the sale of our products and net proceeds from sales of our common stock and redeemable convertible preferred stock. As of December 31, 2020, we had $29.3 million of cash and cash equivalents and short-term investments of $34.4 million. We believe that our existing cash and cash equivalent balances and short-term investments portfolio will be sufficient to support operating and capital requirements for at least the next 12 months. We may supplement our liquidity needs with borrowings under the 2021 Credit Facility described below, which we intend to enter into prior to the completion of this offering.

Our future capital requirements will depend on many factors, including our revenue growth rate, our global footprint, the expansion of our marketing activities, the timing and extent of spending to support product development efforts, the introduction of new and enhanced products and the continued market adoption of our products. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued product innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

Borrowings

Prior to the completion of this offering, we intend to enter into a first lien credit agreement, or 2021 Credit Facility, with JPMorgan Chase Bank, N.A., as administrative agent and lender, and the other lenders party thereto, which will provide for a $35.0 million revolving credit facility maturing five years from the date of the 2021 Credit Facility. The 2021 Credit Facility will include a subfacility that provides for the issuance of letters of credit in an amount of up to $10.0 million at any time outstanding.

The 2021 Credit Facility will be subject to customary fees for loan facilities of this type, including a commitment fee based on the average daily undrawn potion of the revolving credit facility.

The interest rate applicable to the 2021 Credit Facility will be, at our option, either (a) the LIBOR (or a replacement rate established in accordance with the terms of the 2021 Credit Facility) (subject to a 0.00% LIBOR floor), plus a margin of 1.50% or (b) the CB floating rate minus a margin of 0.50%. The CB floating rate is the highest of (a) the Wall Street Journal prime rate and (b)(i) 2.50% plus (ii) the adjusted LIBOR rate for a one-month interest period.

The 2021 Revolving Facility will terminate and borrowings thereunder, if any, will be due in full five years from the date of the 2021 Credit Facility.

Debt under the 2021 Credit Facility will be guaranteed by substantially all of our material domestic subsidiaries and will be secured by substantially all of our and such subsidiaries’ assets. The 2021 Credit Facility will contain affirmative and negative covenants, indemnification provisions and events of default. Affirmative covenants include administrative, reporting and legal covenants, in each case subject to certain exceptions. The negative covenants restrict our ability, subject to customary exceptions, to, among other things: make restricted payments including dividends and distributions on, redemptions of, repurchases or retirement of our capital stock; restrict certain of our subsidiaries’ ability to engage in certain intercompany transactions with other subsidiaries that do not guarantee obligations under the 2021 Credit Facility; restrict our ability to incur additional indebtedness and issue certain types of equity; sell assets, including capital stock of subsidiaries; enter into certain transactions with affiliates; incur liens; enter into fundamental changes including mergers and consolidations; make investments, acquisitions, loans or advances; create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries; make prepayments or modify documents governing material debt that is subordinated with respect to right of payment; engage in certain sale leaseback transactions; change our fiscal year; and change our lines of business. The 2021 Credit Facility will also contain a financial covenant that requires us to maintain a maximum total net leverage ratio of 3.50:1.00 during the periods set forth in the 2021 Credit Facility. The total net leverage ratio will be calculated as the ratio of (a) total indebtedness less up to $15.0 million of cash and cash equivalents to (b) consolidated EBITDA, which is defined in the 2021 Credit Facility. The 2021 Credit Facility will also include customary events of default, including failure to pay principal, interest or certain other amounts when due, material inaccuracy of representations and warranties, violation of covenants, specified cross-default and cross-acceleration to other material indebtedness, certain bankruptcy and insolvency events, certain events relating to the Employee Retirement Income Security Act of 1974, certain undischarged judgments, material invalidity of guarantees or grant of security interest, and change of control, in certain cases subject to certain thresholds and grace periods. If an event of default occurs and is continuing, lenders holding a majority of the commitments under the 2021 Credit Facility will have the right to, among other things, (i) terminate the commitments under the 2021 Credit Facility, (ii) accelerate and require us to repay all the outstanding amounts owed under the 2021 Credit Facility and (iii) require us to cash collateralize any outstanding letters of credit.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(19,992)	$(12,066)
Net cash provided by investing activities	$11,007	$36,696
Net cash used in financing activities	$(305)	$(973)

Operating Activities

Our largest source of operating cash is from the sales of our products through Digital and Retail channels to our consumers. Our primary uses of cash from operating activities are for cost of revenue expenses, selling, general and administrative expenses, marketing expenses and research and development expenses. We have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the sale and maturity of short-term investments.

Net cash used in operating activities of $20.0 million for the year ended December 31, 2019 was primarily due to net loss of $31.1 million, non-cash adjustments of $15.9 million and a net decrease in cash related to changes in operating assets and liabilities of $4.8 million. Non-cash adjustments primarily consisted of stock-based compensation of $8.4 million and depreciation and amortization of $7.7 million. Changes in cash flows related to operating assets and liabilities primarily consisted of a $5.2 million use of cash due to the timing of payments associated with our accounts payable and leasing obligations, a $2.5 million increase in accounts receivable due to the timing of collections and larger sales volume in the fourth quarter of 2019 and a $1.4 million use of cash due to an increase in prepaid expenses and other assets resulting from an increase in prepaid advertising costs and capitalized implementation costs for cloud computing service arrangements. These uses of cash were partially offset by a $4.7 million reduction in inventory due to the timing of inventory purchases.

Net cash used in operating activities of $12.1 million for the year ended December 31, 2020 was primarily due to net loss of $14.5 million, non-cash adjustments of $12.9 million and a net decrease in cash related to changes in operating assets and liabilities of $10.5 million. Non-cash adjustments primarily consisted of stock-based compensation of $7.9 million and depreciation and amortization of $4.9 million. Changes in cash flows related to operating assets and liabilities primarily consisted of a $24.1 million use of cash to increase investment in inventory to support our growth across our business, including on wipes, sanitization products and our new innovation products in 2020, and a $1.5 million use of cash due to timing of payments on prepaid expenses and other assets. These uses of cash were partially offset by a $13.7 million increase in accounts payable and accrued expenses driven by the aforementioned investment in inventory to support growth across the business and a $1.5 million reduction in accounts receivable due to timing of cash collection from retail customers.

Investing Activities

Our primary source of investing cash is the sale and maturity of short-term investments and our primary use of investing cash is the purchase of short-term investments and property and equipment.

Net cash provided by investing activities of $11.0 million for the year ended December 31, 2019 was due to proceeds from the sales and maturities of short-term investments of $4.8 million and $81.3 million, respectively, net of purchases of short-term investments of $74.4 million and purchases of property and equipment of $0.7 million.

Net cash provided by investing activities of $36.7 million for the year ended December 31, 2020 was due to proceeds from the sales and maturities of short-term investments of $5.8 million and $53.5 million, respectively, net of purchases of short-term investments of $22.5 million and purchases of property and equipment of $0.2 million.

Financing Activities

Our financing activities primarily consisted of the exercising of stock option awards and principal payments of financing lease obligations.

Net cash used in financing activities of $0.3 million for the year ended December 31, 2019 consisted of principal payments of financing lease obligations of $0.3 million and the purchase and retirement of Series D redeemable convertible preferred stock of $0.3 million, net of $0.3 million proceeds from exercise of stock options.

Net cash used in financing activities of $1.0 million for the year ended December 31, 2020 primarily consisted of principal payments of financing lease obligations of $1.0 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due By Period
	Total	Less than 1	1-3 Years	3-5 Years	More than 5
	(in thousands)
Financing obligations	$19,409	$2,565	$5,352	$5,656	$5,836
Capital lease obligations	625	373	252	—	—
Operating lease commitments	36,407	5,814	10,985	11,998	7,610
Unconditional purchase commitments	2,521	2,233	288	—	—

Total	$58,962	$10,985	$16,877	$17,654	$13,446

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We generate revenue through the sale of our products through Digital and Retail channels in the following product categories: Diapers and Wipes, Skin and Personal Care and Household and Wellness. The Digital channel includes direct to the consumer sales through our website and sales to third-party ecommerce customers, who resell our products through their own online platforms. The Retail channel includes sales to traditional brick and mortar retailers, who may also resell our products through their own online platforms. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from customers.

We account for revenue contracts with customers by applying the following steps in accordance with Accounting Standard Codification, or ASC, 606, Revenue from Contracts with Customers:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, we satisfy a performance obligation

We elected an accounting policy to record all shipping and handling costs as fulfillment costs. We accrue the cost of shipping and handling and recognize revenue and costs at the point in time that control of the goods transfers to the customer.

Direct-to-Consumer

For direct sales to the consumer through our website, our performance obligation consists of the sale of finished goods to the consumer. Consumers may purchase products at any time or enter into subscription arrangements. Consumers place orders online in accordance with our standard terms and conditions and authorize payment when the order is placed. Credit cards are charged at the time of shipment. For subscription arrangements, consumers sign up to receive products on a periodic basis. Subscriptions are cancellable at any time without penalty, and no amounts are collected from the consumer until products are shipped. Revenue is recognized when transfer of control to the consumer takes place, which is when the product is delivered to the carrier. Sales taxes collected from consumers are accounted for on a net basis and are excluded from revenue.

Consumers may purchase gift cards, which are recorded as deferred revenue at the time of purchase. We recognize revenue when these gift cards are redeemed for products and the revenue recognition criteria as described above have been met.

Retail and Third-Party Ecommerce

For retail and third-party ecommerce sales, our performance obligation consists of the sale of finished goods to retailers and third-party ecommerce customers. Revenue is recognized when control of the promised goods is transferred to those customers at time of shipment or delivery, depending on the contract terms. After the completion of the performance obligation, we have the right to consideration as outlined in the contract. Payment terms vary among the retail and third-party ecommerce customers although terms generally include a requirement of payment within 30 to 45 days of product shipment.

Sales Returns and Allowances

For direct-to-consumer, retail and third-party ecommerce sales, we record estimated sales returns in the same period that the related revenue is recorded. We use the expected value method to estimate returns, taking into consideration assumptions of demand based on historical data and historical returns rates. When estimating returns, we also consider future business initiatives and relevant anticipated future events. Estimated sales returns and ultimate losses may vary from actual results, which could be material to the consolidated financial statements. The estimated sales returns allowance is recorded as a reduction in revenue.

For direct-to-consumer, retail and third-party ecommerce sales, we offer credits in the form of discounts, which are recorded as reductions in revenue and are allocated to products on a relative basis based on their respective standalone selling price.

For retail and third-party ecommerce sales, we routinely commit to one-time or ongoing sales incentive programs that may require us to estimate and accrue the expected costs of such programs, including trade promotion activities and contractual allowances. We record these programs as a reduction to revenue unless we receive a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received, in which case we record the programs as marketing expense. We recognize a liability or a reduction to accounts receivable, and reduce revenue based on the estimated amount of credits that will be claimed by customers. An allowance is recorded as a reduction to accounts receivable if the customer can deduct the program amount from the outstanding invoice.

Estimates for these sales incentive programs are developed using the most likely amount and are included in the transaction price to the extent that a significant reversal of revenue would not result once the uncertainty is resolved. In developing our estimate, we use historical analysis and contractual rates in determining the accruals for these activities. Also, we consider the susceptibility of the incentive to outside influences, the length of time until the uncertainty is resolved, and our experience with similar contracts. Judgment is required to determine the timing and amount of recognition of sales incentive program accruals which we estimate based on past practice with similar arrangements.

Inventories

Inventories consists of finished goods and are stated at the lower of cost or estimated net realizable value. Cost is computed based on weighted-average historical costs. We allocate certain overhead costs to the carrying value of our finished goods. The carrying value of inventories is reduced for any excess and obsolete inventory. Excess and obsolete inventory reductions are determined based on assumptions about future demand and sales prices, estimates of the impact of competition, and the age of inventory. If actual conditions are less favorable than those previously estimated by management, additional inventory write-downs could be required.

Stock-Based Compensation

We recognize stock-based compensation expense for employees and non-employees based on the grant-date fair value of stock options over the applicable service period. For awards that vest based on continued service, stock-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For awards with performance vesting conditions, stock-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved. The grant date fair value of stock options that contain service or performance conditions is estimated using the Black-Scholes option-pricing model. The grant date fair value of restricted stock awards that contain service vesting conditions are estimated based on the fair value of the underlying shares on grant date. For awards with market vesting conditions, the fair value is estimated using a Monte Carlo simulation model, which incorporates the likelihood of achieving the market condition.

We grant certain stock option awards that contain service and performance vesting conditions. For these awards, we commence recognition of stock-based compensation cost once it is probable that the performance condition will be achieved. Once it is probable that the performance condition will be achieved, we recognize stock-based compensation cost over the remaining requisite service period under a graded vesting model, with a cumulative adjustment for the portion of the service period that occurred for the period prior to the performance condition becoming probable of being achieved.

We also grant certain stock option awards that contain service, performance and market vesting conditions, where the performance condition is an initial public offering or a change in control event. This performance condition is not probable of being achieved for accounting purposes until the event occurs. Thereafter, expense is recognized when the event occurs even if the market condition was not or is not achieved, provided the employee continues to satisfy the service condition.

Determining the fair value of stock-based awards requires judgment. The Black-Scholes option-pricing model is used to estimate the fair value of stock options that have service and/or performance vesting conditions. The Monte Carlo simulation model is used to estimate the fair value of stock options that have market vesting conditions. The assumptions used in these option-pricing models requires the input of subjective assumptions and are as follows:

•

Fair value—As our common stock is not currently publicly traded, the fair value of our underlying common stock was determined by our board of directors based upon a number of objective and subjective factors, as described in the section titled “—Common Stock Valuations” below. Our board of directors will determine the fair value of our common stock until such time as our common stock commences trading on an established stock exchange or national market system.

•

Expected volatility—Expected volatility is based on historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants.

•

Expected term—For stock options with only service vesting conditions the expected term is determined using the simplified method, which estimates the expected term using the contractual life of the option and the vesting period. For stock options with performance or market conditions, the term is estimated in consideration of the time period expected to achieve the performance or market condition, the contractual term of the award, and estimates of future exercise behavior.

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the options.

•

Expected dividend yield—The dividend yield is based on our current expectations of dividend payouts. Except for the 2021 Dividend, we have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

The following assumptions were used to calculate the fair value of stock options granted to employees:

	Year Ended December 31, 2019	Year Ended December 31, 2020
Expected volatility	45% – 50%	50% – 60%
Expected term	5.27 – 6.46	6.02 – 6.08
Risk-free interest rate	1.68% – 2.91%	0.30% – 0.97%
Expected dividend yield	0%	0%

The determination of stock-based compensation cost is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If factors change and different assumptions are used, stock-based compensation expense and net losses could be significantly different.

Common Stock Valuation

Given the absence of a public market of our common stock, and in accordance with the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercises significant judgment and considers numerous factors to determine the best estimate of fair value of our common stock, including the following:

•	independent third-party valuations of our common stock;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to our common stock;

•	our operating results, financial position and capital resources;

•	our stage of development and current business conditions and projections, including the introduction of new products;

•	the lack of marketability of our common stock;

•	the hiring of key personnel and the experience of our management;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions;

•	and the nature and history of our business;

•	industry trends and competitive environment;

•	trends in consumer spending, including consumer confidence; and

•	the overall economic, regulatory and capital market conditions.

We performed valuations of our common stock that took into account the factors described above. We primarily used a combination of the market and income approach to determine the equity value of our business. The income approach estimates equity value based on the expectation of future cash flows that a company will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate based on a weighted-average cost of capital that reflects the risks inherent in the cash flows. The market approach estimates equity value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company. The resulting common stock value is then discounted by a non-marketability factor. Public company trading revenue multiple comparisons provide a quantitative analysis that our board of directors’ reviews in addition to the qualitative factors described above in order to determine the fair value of our common stock.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on the assumed initial public offering price per share of $                , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of December 31, 2020 was $                , with $                million related to vested stock options.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance is provided on deferred tax assets when it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

We recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional details regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

We had cash and cash equivalents of $29.3 million and restricted cash of $7.9 million as of December 31, 2020, which consisted of bank accounts and money market funds. We had short-term investments of $34.4 million, which consisted of commercial paper, certificates of deposit, corporate bonds and U.S. government and agency securities. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. Gains or losses due to transactions in foreign currencies are reflected in the consolidated statements of comprehensive income (loss) under the line item interest and other income, net. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our consolidated financial statements.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

BUSINESS

Our Mission

Inspire everyone to love living consciously.

Overview: The Honest Difference

The Honest Company is a digitally-native, mission-driven brand focused on leading the clean lifestyle movement, creating a community for conscious consumers and seeking to disrupt multiple consumer product categories. Our commitment to our core values, passionate innovation and engaging our community has differentiated and elevated our brand and our products. Since our launch in 2012, we have been dedicated to developing clean, sustainable, effective and thoughtfully designed products. By doing so with transparency, we have cultivated deep trust around what matters most to our consumers: their health, their families and their homes. We are an omnichannel brand, ensuring our products are available however our consumers shop. Our differentiated platform positions us for continued growth through our trusted brand, award-winning multi-category product offering, deep digital-first connection with consumers and omnichannel accessibility.

Our integrated multi-category product architecture is intentionally designed to serve our consumers every day, at every age and through every life stage, no matter where they are on their journey. Today, our three categories are Diapers and Wipes, Skin and Personal Care and Household and Wellness, which represented 63%, 26% and 11% of our 2020 revenue, respectively. At the center of our product ecosystem are our diapers, which are a strategic consumer acquisition tool that acts as an entry point for our portfolio, as new parents often go on to purchase products from our other categories for their everyday family needs. According to a third-party study that we commissioned in 2020, nearly 90% of our diaper buyers surveyed expanded their purchases beyond diapers and nearly half have purchased two or more of our non-diaper products. Our integrated multi-category product architecture is designed to drive loyalty, increase our consumer wallet share and generate attractive consumer lifetime value.

We believe that our consumers are modern, aspirational, conscious and style-forward and that they seek out high quality, effective and thoughtfully designed products. We believe that they are passionate about living a conscious life and are enthusiastic ambassadors for brands they trust. As purpose-driven consumers, they transcend any one demographic, spanning gender, age, geography, ethnicity and household income. Honest consumers are often young, mobile-centric and digitally inclined. We build relationships with these consumers through a disruptive digital marketing strategy that engages them with “snackable” digital content (short-form, easily digestible content), immerses them in our brand values, and inspires them to join the Honest community. Our direct connection with our community enables us to understand what consumers’ needs are and inspires our product innovation pipeline, generating a significant competitive advantage over more traditional consumer packaged goods, or CPG, peers.

Our omnichannel approach seeks to meet consumers however they want to shop, balancing deep consumer connection with broad convenience and accessibility. Since our launch, we have built a well-integrated omnichannel presence by expanding our retail accessibility across both Digital and Retail channels, including the launch of strategic partnerships with Costco, Target and Amazon in 2013, 2014 and 2017, respectively. In 2020, we generated 55% and 45% of our revenue from our Digital and Retail channels, respectively. We maintain direct relationships with our consumers via our flagship digital platform, Honest.com, which allows us to influence brand experience and better understand consumer preferences and behavior. We increase accessibility of our products to more consumers through both the third-party pureplay ecommerce sites that, with Honest.com, comprise the rest of our Digital channel, and our Retail channel, which includes leading retailers and their websites. Our products can be found in approximately 32,000 retail locations across the United States, Canada and Europe. This distinctive business model has allowed us to efficiently scale our business while remaining agnostic as to the channel where consumers purchase our products. Our integrated omnichannel presence provides meaningful benefits to our consumer which we believe is not easily replicated by our competitors.

At Honest, we prioritize transparency, trust and sustainability in all that we do. Our purpose-driven mission inspires our commitment to safety and transparency, our philanthropic partnerships with our charity and community partners, and our commitment to diversity and inclusion. We strive to reduce our environmental footprint. In 2020, we entered into an agreement to participate in a program to offset, through carbon offset projects, the greenhouse gas emissions resulting from our Honest.com shipments through the end of 2022. Our domestic Honest.com shipments were carbon neutral from May 2020 to October 2020 as a result of this program and we expect these shipments to continue to be carbon neutral through the end of 2022. Since inception, we have donated approximately 25 million essential products and our team has volunteered over 18,500 hours in our communities. Finally, as a company founded by a woman of color, we are proud to say that as of December 31, 2020, people of color represented nearly half of our workforce and women represented 68% and 53% of our workforce and leadership, which includes director level and above, respectively.

Our trusted brand, innovative product offering, deep consumer connection and differentiated omnichannel presence have driven strong financial performance. For example, we:

•	Grew revenue 27.6% from $235.6 million in 2019 to $300.5 million in 2020;

•	Grew revenue in our Diapers and Wipes, Skin and Personal Care and Household and Wellness categories by 16.4%, 35.5% and 116.5%, respectively, from 2019 to 2020;

•	Increased gross margin from 2019 by 370 basis points to 35.9% in 2020;

•	Generated a net loss of $14.5 million in 2020; and

•	Achieved adjusted EBITDA of $11.2 million in 2020, or 4% of 2020 revenue.

Adjusted EBITDA is a measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. For further information about how we calculate adjusted EBITDA, limitations of its use and a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure—Adjusted EBITDA.”

Our Industry

Rapidly Growing “Clean and Natural” Segment in Large Market

We believe that the “clean and natural” segments of the Diapers and Wipes, Skin and Personal Care and Household and Wellness markets are growing at outsized rates, as a result of the increasing shift in consumer demand for “better-for-you” products. In 2019, we estimate that the clean and natural U.S. Diapers and Wipes, Skin and Personal Care and Household and Wellness markets generated approximately $1 billion, $12 billion and $4 billion in retail sales, respectively, and that they will grow at a compound annual growth rate, or CAGR, of 16%, 10% and 4% from 2019 to 2025, respectively. This growth has far outpaced broader spending in all U.S. Diapers and Wipes, Skin and Personal Care and Household and Wellness markets, which we estimate generated approximately $8 billion, $81 billion and $41 billion of retail sales, respectively, in 2019, and which we estimate will grow at a CAGR of 2%, 3% and 2% from 2019 to 2025, respectively. Combined, we believe our market share is less than 5% of these markets overall, thus providing significant room for growth. Our estimates for Skin and Personal Care include Color Cosmetics, Skin Care, Baby Personal Care, Sun Care, Adult Bath and Body Care, Deodorant, Adult Haircare, Perfume, and Nail Care. Our Household and Wellness estimates include Feminine Hygiene, Household Cleaner and Supply, Laundry Products, Infant Formula, Vitamins and Supplements, and Home Fragrance / Air Care.

We believe that certain historical leading brands that have produced products in these categories for decades generally focus on single categories and offer products made with conventional ingredients that are less aligned with increasing consumer preference for clean and natural solutions. We believe that given consumers’ growing focus on their health and wellness, reducing waste and promoting social impact, we are well-positioned to continue to take market share from these legacy brands.

U.S. 2019 Diapers and Wipes Market: $8 billion(1)2019A - 2025E CAGR 2% 16% (1%)Conventional Total Clean / NaturalU.S. 2019 Skin and Personal Care Market: $81 billion(2)2019A - 2025E CAGR Greater than Conventional6.9x 10% 3% 1%Conventional Total Clean / Natural Greater than Conventional2.0x 2% 2% 4%Conventional Total Clean / NaturalU.S. 2019 Household and Wellness Market: $41 billion(3) 2019A 2025E CAGR"Conventional" refers to brands that did not make explicit claims that their products were natural, "better-for-you," naturally derived or simplified formulations, or similar claims. "Clean/Natural" refers to brands that make explicit claims regarding their products being natural, "better-for-you," naturally derived or simplified formulations, or similar claims. (1) Based off aggregated data of at least 25 brands. (2) Based off aggregated data of at least 90 brands. (3) Based off aggregated data of at least 115 brands.

We believe that this market shift towards clean and natural products is in its early stages. Despite the growth of the clean and natural categories, the implied clean and natural market penetration of the total Diapers and Wipes, Skin and Personal Care and Household and Wellness markets in the United States in 2019 is estimated to be 11%, 14% and 10%, respectively, according to a third-party study that we commissioned. This estimated market penetration is calculated based on comparing the clean and natural portion of a certain market compared to the relevant total market. We believe this illustrates the whitespace opportunity for further market penetration and category growth in the clean and natural segments.

Significant Growth in Digital Channels

In tandem with this category growth, a fundamental channel shift is underway across the Diapers and Wipes, Skin and Personal Care and Household and Wellness markets. Historically, products in these markets have been sold through traditional, wholesale, store-based channels, which accounted for approximately 80% of U.S. retail sales in these markets in 2019, according to our estimates. In recent years, consumer behavior has transitioned toward digital and direct-to-consumer channels. According to our estimates from 2014 to 2019, total ecommerce sales grew at seven times the rate of brick and mortar store-based sales. We see consumers increasingly self-educating on the benefits of clean and natural products through social media, influencers and other online content, driving digital engagement and purchasing that supports continued outsized growth of the ecommerce channel.

We expect these trends to continue and believe the move in consumer preferences towards clean and sustainable products, as well as the growth in the digital channel, will accelerate globally. As a leader in the clean CPG movement and a driver of the shift to omnichannel in the CPG space, we believe that we are well-positioned to capitalize and continue to lead innovation on these industry trends both in the United States and globally.

Our Strengths

Mission-Driven Brand Inspiring Deep Consumer Affinity Across Categories

Our brand promise results in deep consumer affinity, loyalty and broad desire to shop our brand across categories. According to a third-party study that we commissioned among then-current diaper, personal care and beauty buyers of certain brands, Honest is ranked #1 or #3 across indices of “better-for-you” credibility, expressive brand personality and functional excellence. A large majority of respondents stated that they would recommend our diaper products to their friends, family and others, representing a net promoter score, or NPS, of 78 among consumers who primarily shop Honest diapers. NPS is a commonly used metric to measure consumer satisfaction and loyalty and indicates the percentage of consumers rating their likelihood to recommend a product or service to a friend. The percentage of “detractors,” or consumers who respond with a rating of 6 or less, is subtracted from the percentage of “promoters,” or consumers who respond with a 9 or 10, to yield NPS. We have meaningfully expanded our brand reach throughout the United States but believe that we still have significant whitespace opportunity for growth, as demonstrated by our unaided brand awareness of 25% among diaper buyers according to our consumer research as of January 2021.

Key loyalty brand drivers better for you credibility(4)functional excellence(4)expressive personality(4)honest diapers(1)at a 95 index to top 2 competitors honest beauty, which includes honest skin and personal care(2)importance in driving loyalty index(3)diapers leaders in natural excellent for sensitive skin safestdiapers comfortable absorbent dependable, durable diapers premium smart enjoyable innovative key attributes examples beauty clean products natural safest for skinbeauty products that are effective / get the best results works well for skin type / complements skin type well-reviewed / trusted by others beauty unique modern innovativesource: third party survey conducted on our behalf in august 2020. Diapers and wipes respondents identified as primarily purchasing honest diapers; skin and personal care respondents purchased honest skin and personal products within last 6 months.notes: 1. Ranking among four key diaper brand competitors. Only includes brands with share greater than 1% (survey included seven key diaper brands in total).2. Ranking among four key beauty brand and four key baby personal care brand competitors (survey included seven beauty brands in total, three of which we consider to be competitors, and seven baby personal care brands in total, three of which we consider to be competitors).3. Index to the importance of the top loyalty driver for diaper category, the ante, brand love.4. Survey respondents asked to indicate how much they agreed or disagreed with the statements better for you credibility, functional excellence and expressive personality based on key attributes of each statement for relevant categories.

Leveraging our brand equity, we have developed an integrated, multi-category product architecture intentionally designed to serve our consumers every day, at every age and through every life stage, no matter where they are on their journey. We have become an increasingly integral part of consumers’ lives, serving them across their pregnancy, baby, beauty and household care needs, with a goal of capturing significant wallet share, high repeat purchasing rates and attractive consumer lifetime value. In 2020 alone, 34% of first-time Honest.com buyers purchased at least one Skin and Personal Care product, 46% of first-time Honest.com buyers purchased at least one Diapers and Wipes product and 34% of first-time Honest.com buyers purchased at least one Household and Wellness product.

Honest Diapers and wipes Baby Care Now that she has a newborn, she loves the convenience of customizing her Diapers and Wipes subscription from Honest.com and adds our Baby Care products to her order for clean, effective diapering.Honest Journey Gifting Our modern mom-to-be first discovers Honest when she receives a diaper cake and baby care gift sets at her baby shower and she's curious to learn more. Honest Mama, Honest BeautyResearching Honest.com, she sees a brand that shares her values and wants to ensure she uses skincare products with ingredients safe for pregnancy. Honest Personal Care Wherever she finds us, her affinity for the brand grows; she's brought Honest personal care into her family's daily bathtime routine and loves the convenience of being able to replenish on her Target run. And another Honest life has begun.Honest Cleaning As her child grows, she wants to trust everything in, on and around her family and home, so she uses our Cleaning and Disinfecting products. Honest Cleaning She loves the clean skincare and makeup routines she's been following online and was glad she could find Honest online and at Target when she was in college. Now that she has her first place on her own , she cares just as much about what's around her every day. With Honest, she can clean consciously and trust the cleaning power without harsh chemicals. Honest Journey Honest BeautyNow that she's making more of her own purchasing decisions, our Honest girl is passionate about making conscious choices. She wants to try clean beaty to get the looks she and her friends love, but she doesnt want to compromise- thats where Honest Beauty comes in. Honest Mama and Gifting She's given Honest for her girlfriend's baby showers and she's excited they finally get to return the favor now that she's pregnant. She's happy to have an Honest start for this new phace , so she fills her registry with Honest baby products and starts to use Honest Mama on her growing belly.And another Honest life has begun. Honest Baby She's loving how our diapers and wipes perform for her baby and is happy to have one brand to trust for all her needs, 24/7. She's excited to raise her kids with clean, conscious products and Honest values that align with hers.

Deep Connection with Consumers

Since inception, we have grown our brand and deepened our consumer relationships through our “Content, Community, Commerce” strategy. We produce highly relevant, “snackable” content and engage with consumers through multiple touchpoints, including our flagship digital platform, Honest.com, our social media presence where we reach approximately four million followers across our social media accounts, and other digital mediums. We believe that our ability to own and nurture our consumer relationships represents a meaningful competitive advantage over traditional CPG peers, who largely rely on retailers and traditional mediums to sell their products. These relationships with our consumers inform our product innovation and allow us to move faster to bring new and improved products to market. At Honest, we have curated an aspirational conscious lifestyle platform. We activate it via our social media and digital marketing capabilities, to differentiate our brand and build direct consumer relationships. As a result, we have fostered a highly engaged social media community who shares our passion for conscious living, further enhancing our reputation as a purpose-driven brand.

In-House Product Development Capabilities that Power Innovation

Product innovation lies at the heart of our business. We have built a high-performance product development team that sets new standards with a proven track record of bringing innovative, award-winning products to market. To maximize the impact of our product development capabilities, our direct connection with our community enables us to understand what consumers’ needs are and inspires our product innovation pipeline, which we believe generates a significant competitive advantage over more traditional CPG peers. Our product innovation is inspired by feedback from our consumers that we receive through multiple avenues, including through our internal customer service team, comments left by consumers on our social media platforms and product ratings on our website and retailer’s websites. For example, we created and brought to market a new Stay Safe cleaning collection, a complete set of cleaning, sanitizing and disinfecting solutions, in less than six months after the onset of COVID-19. In 2020, 22% of our revenue was generated from stock keeping units, or SKUs, introduced in 2020. In addition to using these capabilities to innovate new products to bring to market, we also regularly reformulate or update existing products, improving performance and expanding gross margin. We have won over 100 awards, including the 2020 “Parents” Best for Baby Award and seven Allure Best of Beauty awards.

Integrated Omnichannel Approach to Drive Discovery and Accessibility

Our multi-channel presence across our complementary Digital and Retail channels allows us to meet our consumers however they want to shop, mirroring their shopping behaviors and providing availability and accessibility that we believe our competitors would find hard to replicate. Our integrated omnichannel approach has driven brand building and organic lead generation, while maximizing consumer connection, experience and accessibility to encourage long-term consumer relationships. Our Digital channel is comprised of both our flagship digital platform, Honest.com, and third-party pureplay ecommerce sites. Honest.com enables us to maintain direct relationships with our consumers, influence brand experience and better understand consumer preferences and behavior. Our third-party pureplay ecommerce partners and our Retail channel, which includes leading retailers and their websites, increase accessibility of our products to more consumers. We have developed a distinctive business model that has allowed us to efficiently scale our business while making us agnostic to the channel where consumers purchase our brand. Our omnichannel strategy has meaningfully increased access to our products. According to a third-party study that we commissioned, 79% of recent diaper buyers who originate on Honest.com also shopped for Honest diapers in retail brick and mortar stores.

Scalable Infrastructure and High-Performance Team to Support Growth

We have made significant investments in recent years designed to provide a stable foundation for our business as it scales. We have built state-of-the-art infrastructure, systems and processes to support our core in-house capabilities, including research and development, sales and marketing, brand management, distribution and logistics and customer service. We believe this foundation is highly scalable and therefore capable of supporting our future growth.

We are led by a strong team of consumer industry veterans who are united by a passion for our mission and a belief in our vast future potential. Our founder, Jessica Alba, is a globally recognized business leader, entrepreneur, advocate, actress and New York Times bestselling author. With a significant global reach including more than 39 million social media followers worldwide across social media accounts, she has an innate and invaluable ability to resonate and engage with the consumer, driving trends across demographics and generations. Her partnership with our Chief Executive Officer, Nick Vlahos, represents a distinctive combination of her entrepreneurial, authentic insights and his deep experience in the consumer products industry. Nick brings over 30 years of experience in the consumer products industry, including most recently as Chief Operating Officer at The Clorox Company, and previously as Vice President—General Manager of Burt’s Bees. We believe our blend of talent, experience and culture gives us the ability to drive sustainable growth.

Our Growth Strategy

We intend to drive growth and increased profitability in our business through these key elements of our strategy:

Drive Marketing Innovation to Increase Consumer Engagement

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Deepen Consumer Relationships. We plan to deepen our existing consumer relationships to improve our revenue retention and increase our wallet share. We intend to further promote our strong brand equity, develop a more holistic offering for all life stages through strategic product innovation and enhance our consumer experience and product accessibility through coordinated cross-channel efforts with the goal of increasing purchase frequency and overall customer spend.

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Grow Brand Awareness and Encourage Trial. Our unaided brand awareness of 25% among diaper buyers illustrates an opportunity to broaden our consumer base and drive future growth. We are focused on increasing brand awareness and consumer touchpoints by leveraging our differentiated content, engaged community and omnichannel strategy with continued investment in innovative brand and performance marketing. We believe increasing brand awareness could be a significant growth driver for our company.

Drive Accretive Product Innovation

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Improve Existing Products. Since our inception, we have been guided by the idea that there is always room for innovation. We strive for continuous improvement in our existing products’ safety, sustainability, efficacy and design profile, as exemplified by the introduction of our clean conscious diaper in January 2021. We believe continuous innovation is important to accelerating our growth, deepening consumer connections and improving the profitability of our product offering.

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Introduce Innovative Products in Existing Categories. We have a successful track record of bringing relevant products quickly to market. We plan to leverage our direct relationship with our community of consumers, research and development experts, internal laboratories, rapid product development capabilities and flexible supply chain to drive agile innovation in our existing categories and gain market share. We are currently reviewing our beauty offering and ingredients to capitalize on advancements in clean formulations and sustainable packaging.

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Launch New Categories. We intend to leverage our in-house innovation capabilities to launch new products that disrupt adjacent product categories. Our direct relationship with our community of consumers provides insight into those categories in which latent demand exists. Moreover, our consumer research indicates that our brand resonates in a broad set of adjacent product categories, including new product categories within Household and Wellness and Skin and Personal Care.

Continued Execution of Omnichannel Strategy to Drive Product Accessibility

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Increase Sales Through Ecommerce Channels. We plan to grow Honest.com by leveraging our deep connection with existing consumers and drawing new consumers through increased brand awareness and investing in performance marketing. Our flagship digital platform is core to our consumer engagement strategy, providing an immersive brand experience through our original content as well as a convenient shopping channel. Additionally, we intend to leverage our successful relationships with our third-party ecommerce partners with an aim to capture the growing portion of CPG sales transacted online in the United States.

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Increase Breadth and Depth of Distribution at Domestic Retail Partners. Building on our success at growing our Retail channel, we have additional whitespace opportunity to expand distribution. For the 52 weeks ending December 27, 2020, we had approximately 40% all-commodity volume, or ACV, in both our Diapers and Wipes and Skin and Personal Care categories across national multi-outlet stores compared to historical leading brands that have been on the market for decades in the same categories with 95 to 100% ACV. ACV is the measurement of a product’s distribution weighted by the overall dollar retail sales attributable to the retail location distributing such product; a retail location would be counted as having sold the product or product group if at least one unit of the product was scanned for sale within the relevant time period. This metric provides a measurement of retail penetration that takes into account the importance of selling through retail locations with higher overall retail sales volumes, and as a result we believe that our competitors generally use the same measurement. We intend to enhance distribution with our existing retailers by leveraging our sales productivity and innovation, winning more shelf space and increasing the number of products we sell at retail locations that already carry our products. Additionally, we plan to increase our accessibility and reach a broader consumer base by strategically adding new retail partners, which would expand our ACV. We believe that Honest products attract an appealing consumer for our retailers. For example, based on a third-party study that we commissioned, during the eight month period ending January 2021, the average Honest consumer had a 14% higher average basket size (in dollars) when making any purchase than the average Target consumer, making Honest consumers more attractive to our retail partners due to higher average spending.

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Grow International Sales. In 2020, international sales represented 2% of our revenue while a significant number of Jessica Alba’s social media followers were located outside the United States. We plan to accelerate our growth outside the United States by leveraging the Honest brand and global reach of Jessica Alba. We plan to prioritize markets where consumer trends towards clean, ingredient-led products in our categories are accelerating. We have entered Canada and Europe through partnerships with leading retailers and intend to leverage our proven consumer resonance to expand our footprint across existing and new accounts. We have a meaningful opportunity to leverage Jessica Alba’s large following in Asia to tap into one of the largest addressable markets for baby and personal care products. We plan to partner with leading international retailers and third-party ecommerce platforms to allow us to efficiently expand our international reach.

Our Brand

Honest is a digitally-native, mission-driven brand focused on leading the clean lifestyle movement, creating a community for conscious consumers and seeking to disrupt multiple consumer product categories. Our commitment to our core values, to passionate innovation and to engaging our community has differentiated and elevated our brand and our products. Since our launch in 2012, we have been dedicated to developing clean, sustainable, effective and thoughtfully designed products. Our brand proposition is built on four pillars:

Clean Sustainable Effective Thoughtfully Designed

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Clean. The health, safety and well-being of our consumers are our top priorities. We’re committed to providing them with high-performance products that they can feel great about using. That’s why we place such an emphasis on ingredient assessment, carefully choosing the ones we put into our products and the ones we leave out. Our NO List™ contains over 2,500 chemicals and materials we choose not to use, including parabens, sulfates, phthalates, formaldehyde donors and synthetic fragrances. We rely on our in-house clinical and toxicology team and third-party scientists to certify our products for potential human health risks. We never test on animals.

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Sustainable. We constantly explore new ways to evolve our products and improve our use of renewable resources. We use sustainable materials and ingredients in our products as much as we can, including 100% plant-based substrate in our baby wipes, sustainably sourced fluff pulp, refillable bottles in our

Clean Vibes kit and post-consumer recycled plastic and paper. Our domestic Honest.com shipments from May 2020 to October 2020 were carbon neutral, and we expect our domestic Honest.com shipments to continue to be carbon neutral through the end of 2022.

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Effective. We firmly believe consumers should not have to choose between what works and what is good for them. Our clinical and toxicology teams test final products in three different areas: safety, efficacy and integrity. We have won over 100 awards for our brand and products, including the 2020 “Parents” Best for Baby Award and multiple Allure Best of Beauty awards.

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Thoughtfully Designed. We design aesthetically pleasing products that our consumers are delighted to showcase in their homes and share on social media. We pride ourselves on the functional details, such as streamlined packaging, pumps with single hand ease of use and multi-use products such as a two-in-one mascara and lash primer.

Our brand promise deeply resonates with our consumer. According to a third-party study that we commissioned, a large majority of respondents stated that they would recommend our diaper products to their friends, family and others, representing a NPS of 78 among consumers who primarily shop Honest diapers. Our Diapers and Wipes, Skin and Personal Care and Household and Wellness products average 4.6/5, 4.4/5, and 4.2/5 star ratings on Amazon as of January 2021, respectively. Across categories, we have also improved our average star ratings on Amazon from 3.9 to 4.4 stars between January 2018 and March 2021.

Our Consumer

We believe that our consumers are modern, aspirational, conscious and style-forward and that they seek out high quality, effective and thoughtfully designed products. We believe that they are passionate about living a conscious life and are enthusiastic ambassadors for brands they trust. As purpose-driven consumers, they transcend any one demographic, spanning gender, age, geography, ethnicity and household income in the United States. Our consumers are often young. They are digitally inclined, mobile-centric and value the aesthetics of the products they buy. While our consumers represent many different demographics, they share a common desire to live consciously. Not only do they appreciate clean and conscious brands, they also care about environmental sustainability. We believe they increasingly seek emotional connections with brands that are unique and resonate with their values.

Digitally Inclined Aspirational Conscious Ethnically Diverse Young

Our Products

Since inception, our purpose has anchored a passionate culture of innovation. We have a history of developing transformative products, including new products in existing product families, product line expansions and accessories, as well as products that bring us into new categories. In 2020 alone, we launched approximately 30 new products across our product categories that generated 8% of our 2020 revenue, with a renewed focus on cleaning, sanitization and wellness products developed in response to the COVID-19 pandemic. New SKUs we introduced in 2020 across our already existing products and these 30 new products generated 22% of our 2020 revenue.

Today, our three product categories are Diapers and Wipes, Skin and Personal Care and Household and Wellness, which represented 63%, 26%, and 11% of our 2020 revenue, respectively.

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Diapers and Wipes. Our diapers are made with sustainably harvested, totally chlorine-free fluff pulp and other plant-derived materials. Using totally chlorine-free fluff pulp (instead of chlorine bleached fluff pulp or elemental chlorine free fluff pulp) differentiates our diapers from over 90% of diapers produced by leading competitors in the marketplace by volume, including Kimberly-Clark Corporation and Procter & Gamble Company, based on market data for the 52 week period ending December 27, 2020. Our diapers serve as a strategic customer acquisition tool, as new parents often proceed to also purchase wipes and products from our Skin and Personal Care and Household and Wellness categories. According to a third-party study that we commissioned in 2020, nearly 90% of our diaper buyers surveyed have expanded their purchases beyond diapers and nearly half have purchased two or more of our non-diaper products.

Diapers and Wipes* Strategic acquisition tool* Diapers made with sustainably harvested, totally chlorine free fluff pulp and plant derived materials* Wipes made with over 99% water *Seasonal print collections and special editions 63% OF 2020 REVENUE

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Skin and Personal Care Products. We use clean and non-toxic ingredients, including many plant-based ingredients that are ethically sourced and, most-importantly, actually work. We have an extensive line of bath, body, skincare and beauty products designed for a range of skin types and concerns that are certified by trusted experts and institutions including the National Eczema Association. Our products are formulated and toxicologist audited to perform and be safe. For example, our award-winning Extreme Length Mascara + Lash Primer lifts, lengthens and volumizes eyelashes without harmful parabens or paraffins, synthetic fragrances, silicones or mineral oil.

Skin and Personal Care * Award-winning + effective* In-house chemists drive development, formulation and innovation with clean beauty standards* Toxicologist and third-party scientist certification * No animal testing ever and our No list contains over 2,500 chemicals and materials we choose not to use 26 % OF 2020 REVENUE Eyes, Lips, Face, Moisturizers, Cleansers, Serums, Mama Care, Shampoo + Body Wash, Conditioner, Lotion, Bubble Bath

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Household and Wellness. We offer clean products that are designed to be safe for the whole family without compromising efficacy. Bestsellers include alcohol wipes, hypoallergenic baby laundry detergent, plant-based hand sanitizer, prenatal vitamins and our recently launched surface disinfecting spray made without chlorine bleach or harmful chemicals. Our disinfecting spray is registered with the U.S. Environmental Protection Agency, or EPA, which means that it meets certain criteria set forth by the EPA which permits the product to be sold in the United States.

Household and Wellness* Reusable, Refillable cleaner bottles save money, create less waste and have a lighter footprint* Powerful cleaning and disinfecting without harsh chemicals or Chlorine bleach 11 % OF 2020 REVENUE Cleaning, Sanitizing, Vitamins + Supplements, Period Self Care

Our Marketing Strategy

We employ a variety of dynamic marketing tactics across mediums to reach new and existing consumers. We recognize we live in a digital-first world where consumers interact differently with brands than they did in the past. We have found that our consumer is mobile-first, with approximately 80% of users on Honest.com coming from mobile devices. Accordingly, we strategically lead with digital outreach to engage our consumers directly. We employ emotional and educational brand marketing by creating “snackable” content we share through our owned channels, partnering with influencers and brand ambassadors to create authentic and unique content for their networks, and pairing it all with our proprietary data analytics to optimize marketing efficiency. Our marketing competencies deliver authentic experiences that drive awareness, engagement, purchases and loyalty.

CONTENT COMMUNITY COMMERCE And thats my (less than) 10-minute face! Thanks for tuning in. @jessicaalba Extensive Digital Library Engaging the Consumer Driving Accessibility in Targeted Consumers Data-driven approach that leverages Honest omnl-Analyticst TM to generate valuable consumer insights, inform strategic decisions, optimize marketing spend and serve our consumers with relevant content.

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Content Strategy Our in-house social and influencer teams allow us to have our ear to the ground to understand consumer trends and create content that consumers are seeking. In addition, our internal customer service team continuously monitors consumer reviews and in turn, provides our marketing team with insight into the educational needs of our consumers. We use data-driven insights from our team to produce highly relevant, “snackable” content across a variety of mediums. The topic of our content ranges from hacks that make diaper duty easier, to skincare routines for all ages, to tips on how to effectively sanitize your home. We leverage the invaluable data we gather through our direct connection to consumers to continuously refine our content and personalize it to each unique customer connection point. We also leverage our consumer community in our content strategy, sharing user-generated content, or UGC, on our social channels and other platforms.

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Community. Our founder Jessica Alba leads a diverse network of brand ambassadors who personify the Honest lifestyle, inspiring their followers to live consciously via authentic, aspirational peer messaging. Our social media platform presence, with over 43 million followers, inclusive of Honest’s four million followers across our social media accounts and Jessica Alba’s 39 million followers across social media accounts, creates a community of consumers who want to belong to the Honest world and encourage others to join them.

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Commerce. To drive sales, we leverage our robust data and our proprietary Honest Omni-Analytics™ to generate valuable customer insights, inform strategic decisions and optimize our marketing spend across channels. We continuously leverage the insights from our platform to adapt and adjust our marketing allocation and generate maximum return on investment.

We believe that our differentiated marketing tactics and engaging content drive efficient customer acquisition and retention, resulting in strong repeat rates and attractive customer lifetime values across channels.

Our Integrated Omnichannel Presence

We reach our consumers through a strategic omnichannel approach across complementary Digital and Retail channels to maximize consumers connection, experience and accessibility. Our integrated channel approach differentiates us from competitors and provides a meaningful benefit to our consumers who can shop our brand however they want, engendering further “stickiness” and loyalty.

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Digital Channel. In 2020, we generated 55% of revenue through our Digital channel, which includes our flagship digital platform, Honest.com, and third-party pureplay ecommerce sites. Through Honest.com, we quickly establish a direct relationship with our consumers, to more effectively influence brand experience and better understand consumer preferences and behavior. Our website showcases the entirety of our product portfolio, offers exclusive products and services including our subscription service, houses branded content featured on product detail pages and our blog, and facilitates new product feedback via exclusive pre-launch access across all our channels. In addition to shopping our products a la carte, consumers have the option to subscribe to our popular Diapers and Wipes bundle subscription, as well as customizable single item subscriptions. In 2020, 33% of our revenue was generated from Honest.com. Additionally, we have strong relationships with Amazon and other third-party ecommerce platforms which allow us to further our brand experience, leveraging engaging assets and content featured on Honest.com. We leverage first-party data on Amazon to improve efficiency of our marketing spend and inform our growth strategy. These relationships also enable us to be chosen for important key retailer-specific programs, leading to increased awareness with a new set of consumers. We believe our Digital channel provides our consumers with the highest level of brand experience and further builds consumer loyalty.

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Retail Channel. In 2020, we generated 45% of revenue through our Retail channel via strategic partnerships with leading omnichannel retailers that may sell our products through brick and mortar stores or their own websites. Our retail partnerships expand brand awareness and product accessibility, creating meaningful marketing efficiencies as we continue to scale. Additionally, these partnerships support our differentiated value proposition by making our products conveniently accessible in multiple locations where our consumer shops. We enable cross-platform shopping, with over 79% of consumers who originally came into our brand through Honest.com purchasing our products in-store, according to a third-party study commissioned on our behalf. In addition to our presence in the United States, we continue to expand our strategic retail playbook to Europe. In 2019, we launched Honest Beauty with Douglas, the #1 beauty destination in Europe, and have since launched additional categories with other leading European retailers.

Digital (Honest.com and third-party ecommerce)Enables direct connection with our consumers Allows a curated brand experience Provides an understanding of our consumers preferences and behaviors Encourages brand engagement and brand loyality OMNI-CHANNEL BRAND BALANCED ACROSS DIGITAL AND RETAIL55% $300.5 million 2020 Revenue 45%International represents 2% of 2020 Revenue Retail(Including their websites)Expands brand awareness and access to our productsEnables convenience for our consumers

Our Purpose-Driven Organization

The spirit of our mission has remained the same since our founding: to inspire everyone to love living consciously. We have a deep sense of purpose and infuse the ethical values of transparency, trust and sustainability in all that we do. From developing products designed to be safe, to working hand in hand with our charity partners to serve those in need, to embracing diversity and inclusion, we are on a mission to create real and meaningful impact.

Sustainability PRODUCT Sustainably sourced fluff pulp Renewable superabsorbent polymer (SAP) Refillable bottles in our Clean Vibes kit USDA Bio Preferred personal care PACKAGING 100% PCR corrugate Using PCR primary packaging where possible Using sustainably harvested paper SUPPLY CHAIN Minimal packing materials Expect domestic Honest.com shipments to be carbon neutral during the first quarter of 2021

•	Environmental Sustainability. Our commitment to environmental sustainability shows up through our product development and packaging processes and in all parts of our business on a daily basis.

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We help Mother Earth by saving trees. 100% of the fluff pulp in our diapers comes from sustainably managed forests. By 2022, we expect that our Honest Beauty cartons will be tree-free paperboard made from agricultural waste like sugar cane stalks. Additionally, we have moved all of our Honest.com shipping cartons to 100% pre-consumer or post-consumer recycled, or PCR, cardboard, and our domestic Honest.com shipments from May 2020 to October 2020 were carbon neutral. We expect our domestic Honest.com shipments to continue to be carbon neutral through the end of 2022.

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We keep plastic out of landfills (and oceans). 100% of our plastic baby personal care and household cleaning bottles are recyclable and we are regularly looking to increase the amount of post-consumer resin plastic in our components. We are eliminating plastic in many of our Honest Beauty products by moving to aluminum tubes, refillable tin compacts and glass jars.

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We opt for natural over synthetic whenever possible. The backsheets of our diapers and the substrate of our baby wipes are 100% plant-based. We expect our Baby Personal Care and Mama Care formulas will be USDA BioPreferred by the end of 2021 (85% of these formulas are already USDA BioPreferred). The alcohol used in our alcohol wipes, hand sanitizer gel and hand sanitizer spray is 100% plant-derived and our fragrances are all 100% natural, never synthetic.

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We are always looking to design our products with sustainability in mind. We have ongoing partnerships with external experts on sustainability, ensuring we are constantly learning about best new sustainability practices and implementing them into new innovation.

Social Impact BABY 2 BABY With our founding purpose partner, we've donated over 20 million Honest products to help families in need with childcare necessities nationwide, including:19.5 Million diapers 2.6 Million beauty, personal care, cleaning & more MARCH OF DIMES We've donated $100,000 to fund research, advocacy and service programs addressing maternal and infant mortality with critical healthcare and support for over 6 million mamas

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Social Impact. We work closely with our charity partners, including Baby2Baby, to provide children and families around the world with the basic essentials and resources they need to live healthy lives. Since inception, we have donated approximately 25 million products to those in need and our compassionate team has volunteered over 18,500 hours giving back to our communities and providing disaster relief.

Diversity and InclusionHonest University is an award-winning professional development program available to employees at every level of our organization.Our Employee Resource Groups offer a safe forum to uplift and develop employee-led initiatives addressing issues that matter most to them. 49% of workforce are people of color ~68%*OF WORKFORCE ARE WOMEN~53%*OF LEADERSHIP(DIRECTOR LEVEL AND ABOVE)ARE WOMEN*as of December 31,2020

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Diversity and Inclusion. As a company founded by a woman of color, we have always been passionate about ensuring a diverse and inclusive workforce that reflects our consumers and the communities we serve. We are proud to say that as of December 31, 2020, people of color represented nearly half of our workforce and women represented 68% and 53% of our workforce and leadership, which includes director level and above, respectively. We believe the firm commitment to our values will continue to drive our success going forward and that employee engagement is an integral component. We have a strong commitment to the ongoing training and development of our employees through our Honest University program that provides continued growth for employees across topics such as leadership, technical skills, resiliency and many others. Additionally, we currently have three Employee Resource Groups: Women Excelling in Leadership and Living, or WELL, Parents & Friends, and Black Leadership, Allies & Community, or BLAC. WELL supports the personal and professional development of women at Honest. Parents & Friends provides a valuable network of parenting resources and information. BLAC was recently launched with the goal of lifting, engaging and empowering Black voices within The Honest Company and across the community. We have made a commitment to provide training and a platform for important dialogue about diversity, inclusion and equity.

Product Development and Innovation

The Honest Company was born from a simple purpose and intention: to create safe, sustainable, effective and thoughtfully designed products for consumers’ individual, everyday needs. With our in-house research and development laboratories and the Honest Standard, our set of guiding principles on ingredient safety and human health, we strive to make that intention a reality. The pillars below represent our overarching product philosophy.

•	Consumer Health, Safety and Well-Being Are Our Top Priorities. We err on the side of caution when it comes to ingredient selection and are thoughtful and diligent in avoiding chemicals of concern.

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Breakthrough Clean Formulas Without Compromise. We believe consumers should not have to choose between what works and what is good for them. We make breakthrough formulas designed and tested to perform with chemicals that meet our stringent safety standards.

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Exploring and Evolving Our Use of Renewable Resources. Choosing between what’s good for you and the planet doesn’t have to be a compromise. We’re focused on ingredient and material innovations that prioritize plant-based formulas, sustainable consumption and a lighter environmental footprint.

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Knowledge is Power. We believe consumers have a right to know what is in their products and why, regardless of what regulations require. We are committed to providing access to information and education that allows consumers to make the best choices for themselves and their families.

The Honest Standard defines the way we develop, test and create the formulas for our products. It will continue to evolve because our job of making better products is never done and we will always raise the bar for ourselves.

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Ingredient and Material Assessment. We emphasize ingredient assessment and carefully choose the ingredients we put into our products and the ones to leave out. We created our NO List™, a list of over 2,500 chemicals and materials we choose not to use in our products, regardless of regulations. The NO List™ is an evolving and ever changing list as new studies emerge. Each and every ingredient we use in our products is carefully and thoughtfully selected for the benefit it provides and is evaluated for its safety and efficacy in use. In this process, we take into account the following:

•	Susceptibility. Some people are more susceptible than others, especially babies, who can be more sensitive to chemicals than adults.

•	Exposure. The “how” and “how much” is a critical part of determining ingredient safety.

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Final formulation. The combination of chemicals matters a lot. Sometimes an ingredient that is caustic by itself may be neutralized by other ingredients. On the flip side, some ingredients can be safe when used alone, but might be dangerous when combined with other ingredients.

There are three essential steps we follow to evaluate the safety and efficacy of our ingredients.

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Research. We review epidemiological and experimental studies to examine things like potential dermal toxicity, inhalation toxicity and more. We survey international regulatory and expert opinion restriction lists. Additionally, we incorporate restriction criteria related to carcinogenicity, endocrine disruption, genotoxicity, bioaccumulation, environmental persistence, sensitization, and developmental, reproductive and systemic effects for ingredients.

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Assessment. During this phase of the process, we investigate ingredients of potential concern, examine the relationship between dose and effect, and assess what the anticipated exposure would be if used in a product. We pull it all together to characterize the risks associated with the ingredients’ potential function in our products.

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Risk Management. We look at all the data we’ve compiled to determine which ingredients make the cut for our formulations. We carefully determine ingredients and their concentrations based on exposure scenarios, material source and safety data to provide you with a product that meets our safety standards.

•	Testing and Validation. Our clinical and toxicology teams test final products in three different areas: safety, efficacy and integrity.

•	Safety. Depending on the product, we will conduct safety testing, gentleness testing and toxicological risk assessment, all based on the products and their intended use.

•	Efficacy. Our team of clinical specialists and chemists test efficacy through a variety of methods, such as clinical testing, consumer testing and instrumentation testing. We never test on animals.

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Integrity. Our chemists rigorously test our products at different stages in their lifecycle to ensure they remain high-performing without sacrificing stability. We also work with third-party laboratories to confirm that the preservatives we use will continue to protect the products we develop from microbes encountered in everyday use.

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Production. Just as we take great care in the ingredient assessment, formulation and validation process, we look to manufacturing partners who share our commitment to quality. We require that our partners follow Current Good Manufacturing Practices, or cGMPs, for the product being made. These manufacturing practices include:

•	Building to laboratory controls;

•	Controlled documentation and record keeping;

•	Cleaning and safety protocols for the production process; and

•	Reviewing product quality complaints.

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Packaging. We are thoughtful about the composition of the materials of our packaging, and continue to focus on improving our use of recycled content and recyclable materials. We will not use certain materials that do not meet our Honest Standard due to their environmental or human health impacts. When weighing one material or design against another, we consider many impacts, ranging from safety to recyclability.

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Label Transparency. Label transparency is a cornerstone of our philosophy for empowering consumers to make the right choices for themselves and their family. We strive to adhere to the below guiding principles around label transparency:

•	Clear and Consistent Labeling. We list our ingredients, using internationally accepted nomenclature, even when it is not required by law.

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Never Disguising Ingredients with the Word “Fragrance.” Scents are an important part of our product experience, but we tell you what is inside. The word “fragrance” is often used as a label under which ingredients are hidden, and you deserve to know what goes into your products. We use essential oils and naturally derived ingredients instead.

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Transparent on What the Product is Made Without™. We provide a relevant, specific set of ingredients that we choose to leave out, directly on the product label. It’s just another way for us to be Honest.

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Ongoing Evaluation. The Honest Standard isn’t merely a set of practices that fulfills our aspirational principles, it is a reflection of how we are doing business today and our vision for the future. We will always continue to learn, innovate and evolve.

Supply Chain and Operations

We manage a global supply chain of highly qualified, third-party manufacturing and logistics partners to produce and distribute our products. We look to manufacturing partners who share our commitment to quality, cGMPs, sustainability, and design. We conduct quality audits of our third-party manufacturing partners and require that they follow our high standards of controlled documentation, cleaning and safety protocols, and laboratory controls. Our third-party manufacturing partners are located in various locations including the United States, Mexico and China.

Our supply chain team manages these relationships and processes and, with the support of our innovation team, they also research materials and equipment, approve and manage purchasing plans, and oversee product fulfillment. The strength of our relationships with our manufacturing partners is evidenced by our response to supply chain disruptions caused by the COVID-19 pandemic. Despite product and materials shortages in our core markets, we were able to mitigate disruptions and build up sufficient inventory to minimize impact to our consumers when many companies struggled to meet demand.

The primary raw materials and components of our products include sustainably harvested fluff pulp, plant-based substrate in our baby wipes, and other naturally-derived materials. Just as important as what goes into our products, we actively work with suppliers to avoid materials that don’t meet our standards but are commonly used by mainstream players including elemental chlorine-free pulp, parabens, paraffins, synthetic fragrances, and mineral oil.

Our distribution network includes four warehouses in Nevada, California, Pennsylvania and the Netherlands with retail and DTC fulfillment capabilities and value-added services operated by GEODIS Logistics LLC, or GEODIS. The warehouse in Las Vegas is a state-of-the-art facility leased by Honest with a focus on automated large scale direct-to-consumer fulfillment. We manage inventory by forecasting demand, analyzing product sell-through, and analyzing our supply chain to ensure sufficient capacity to support demand.

Sustainability is a key component of our supply chain and distribution. We have transitioned to 100% PCR cardboard shipping cartons for our Honest.com shipments and our domestic Honest.com shipments from May 2020 to October 2020 were carbon neutral. We expect our domestic Honest.com shipments to continue to be carbon neutral through the end of 2022. In addition, we are working with our manufacturers to receive shipments made from PCR cardboard.

Competition

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy CPG players and emerging direct-to-consumer brands.

•	Diapers and Wipes. Select competitors include Kimberly-Clark Corporation (maker of Huggies), Procter & Gamble Company (maker of Pampers, Pampers Pure and Luvs), WaterWipes UC and private label brands.

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Skin and Personal Care. Select competitors include Johnson & Johnson Consumer Inc. (maker of Johnson’s Baby and Aveeno), The Clorox Company (parent company of Burt’s Bees, Inc.), Unilever PLC (maker of Shea Moisture), LVMH Moët Hennessy Louis Vuitton (maker of Benefit Cosmetics LLC), Estée Lauder Inc., L’Oréal S.A. and Pacifica Beauty LLC.

•	Household and Wellness. Select competitors include The Clorox Company, Reckitt Benckiser Group plc (maker of Lysol) and Unilever PLC (maker of Seventh Generation products).

We compete based on various product attributes including clean formulation, sustainability, effectiveness and design, as well as our ability to establish direct relationships with our consumers through digital channels. We believe that we compete favorably across these factors taken as a whole.

Technology

Since our inception, we have been a leader in digital disruption in the traditional CPG industry. Our technology infrastructure is thoughtfully designed to support our consumer’s experience while simultaneously seeking to maximize the efficiency and efficacy of our operations, from procurement through customer relationship management. Our enterprise integration platform is the bedrock of Honest technology integrations. The custom-architected platform enables the Technology team to optimize and integrate new enterprise systems with world-class speed and reliability. This platform enables us to support rapid business expansion and allows for efficient and automated processes throughout the organization.

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Honest Omni-Analytics™. Our data science powerhouse, Honest Omni- Analytics™, is at the core of our cross-functional marketing, innovation and content creation operations and is designed to help leverage consumer insights across sales channels and product categories. This tool utilizes data points from customer transactions and interactions that we collect across our DTC and Retail channels, as well as our Baby and Beauty brands. Our experienced team utilizes modern, scalable Software as a Service, or SaaS, based data warehousing, transformation and reporting technologies, to enable us to quickly, efficiently and securely integrate new data sources and provide conception-to-report turnaround in weeks, instead of months. We use these data points to inform our marketing spend and content creation strategy, as well as our product development, assortment, and distribution strategies. We additionally leverage third-party artificial intelligence, or AI, solutions to inform our marketing campaigns, forecast predictions, product recommendations and cross-selling opportunities.

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Flagship Digital Platform Honest.com Experience. Our flagship digital platform, Honest.com, is one of the most differentiated and effective features of our brand. Honest.com serves as a premiere destination for our consumers to not only purchase our products, but also immerse themselves in our brand experience. Honest.com is purposely built to bring to life our brand ethos, educate our consumers on our products, engage our community in lifestyle-related content and deliver an intuitive shopping experience that separates us from our competitors. Utilizing our in-house application development team, we are able to rapidly iterate and integrate new technology to support a flagship shopping experience for our consumers including subscription commerce, AI-driven shopping recommendations and a modern customer checkout experience. We believe this ultimately leads to greater conversion rates, increased average order value and more products purchased across categories. In 2020, our conversion rate was up 34% compared to 2019.

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Customer Service and Relationship Management. We utilize an internally created customer service organization that focuses on building deep, personal relationships with each individual consumer. Our internal organization delivers targeted information and marketing material, based on consumer’ demographics and segmentation. Our business process management tool utilizes automation to maintain our focus on providing an outstanding customer experience.

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Order Fulfillment Integrity. At Honest, we use a proprietary transactional tracking and reconciliation system to detect, correct and recover from systemic communication errors during the fulfillment lifecycle, which helps prevent lost or stuck orders.

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Security. We value our consumers and do everything we can to maintain their confidence and trust when shopping for Honest.com products through a comprehensive security program. We leverage cybersecurity tools to protect, monitor, anonymize and secure our customer’s data from external threats. As an added layer of defense, we also have systems in place that monitor and control internal use of consumer data and restrict unauthorized sharing or retention.

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Process Improvement. As a company, we pride ourselves on our willingness to embrace change for the benefit of our consumers. We do this by taking a consumer first approach and challenging our teams to find better ways to optimize and improve each action that contributes to the products and services we offer. This includes reviewing processes, systems, methodologies and organizational structure through cross functional efforts. We leverage our technology to record, plan, approve, execute and review initiatives and discover lessons learned.

We plan to continue developing our technological capabilities to further our focus on being a leading digitally native CPG brand, combining our future-oriented eye for consumer preferences and behaviors and our data driven approach to enable continuous innovation and optimization.

Trademarks and Other Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology. Our principal trademark assets include the trademarks “Honest” and “The Honest Co.,” which are registered in the United States and targeted foreign jurisdictions, our logos and taglines, and multiple product brand names. We have applied to register or registered many of our trademarks in the United States and other jurisdictions, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

We have one patent issued and one patent application pending in the United States and one pending international Patent Cooperation Treaty application. Our issued patent will expire in April 2037. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost-effective.

We are the registered holder of multiple domestic and international domain names that include “honest” and similar variations. We also hold domain registrations for many of our product names and other related trade names and slogans. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and the terms and conditions governing our agreements with other third parties.

Facilities

We lease our corporate headquarters located at 12130 Millennium Drive #500, Los Angeles, California, in a LEED certified building where we occupy approximately 46,518 square feet of office space pursuant to a lease that expires in February 2027. This lease provides us with an option to extend it for up to two consecutive periods of five years each. We also lease a warehouse and distribution facility located in Las Vegas, Nevada where we occupy approximately 570,810 square feet pursuant to a lease that expires in December 2027, with an option to extend this lease for up to two consecutive periods of five years each. Our Las Vegas, Nevada facility is operated by our distribution partner GEODIS. GEODIS also operates three other warehouse and distribution facilities on our behalf located in Fontana, California, Breinigsville, Pennsylvania and the Netherlands. In total, we have over one million square feet of facility space that can be leveraged to fulfill DTC and retail orders. We believe that our current facilities are suitable and adequate to meet our current needs.

Government Regulation

Our cosmetic, over-the-counter drugs, food (infant formula and vitamins/dietary supplements), cleaning products and medical device products are subject to regulation by the Food and Drug Administration, or the FDA. Substantially all of our products are subject to regulation by the Consumer Product Safety Commission, or the CPSC, the EPA, and the Federal Trade Commission, or the FTC, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients or components, proper labeling, advertising, packaging, marketing, manufacture, registration, safety, shipment and disposal of our products.

Under the Federal Food, Drug and Cosmetic Act, or the FDCA, cosmetics are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify or alter its appearance, with the exception of soap. The labeling of cosmetic products is also subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA regulations. Cosmetics are not subject to pre-market approval by the FDA, however certain ingredients, such as color additives, must be pre-authorized. If safety of the products or ingredients has not been adequately substantiated, a specific warning label is required. Other warnings may also be mandated pursuant to FDA regulations. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products neither contain false nor misleading labeling and that they are not manufactured under unsanitary conditions. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies false or misleading labeling or unsanitary conditions or otherwise a failure to comply with FDA requirements, we may be required by a regulatory authority or we may independently decide to conduct a recall or market withdrawal of our product or to make changes to our manufacturing processes or product formulations or labels.

If a product is intended for use in the diagnosis, cure, mitigation, treatment or prevention of a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug. Our current products that are intended to treat acne and used as sunscreen, including skin care products with sun protection factor, or SPF, are considered over-the-counter, or OTC, drug products by the FDA. Our OTC products are subject to regulation through the FDA’s “monograph” system which specifies, among other things, permitted active drug ingredients and their concentrations. The FDA’s monograph system also provides the permissible product claims and certain product labeling requirements, based on the intended use of the product. Our OTC drug products must be manufactured consistent with the FDA’s current drug good manufacturing practices requirements, and the failure to maintain compliance with these requirements could require us to conduct recalls, market withdrawal, or make changes to our manufacturing practices.

Our tampon and feminine pad products are regulated as medical devices by FDA and must be manufactured by an establishment registered with FDA and in conformity with applicable regulatory clearances and quality system regulations.

The FDA may change the regulations as to any product category, requiring a change in labeling, product formulation or analytical testing.

We are subject to regulation by the CPSC under the Consumer Product Safety Act, the Flammable Fabrics Act, the Poison Prevention Packaging Act, the Federal Hazardous Substances Act, and other laws enforced by the CPSC. These statutes and the related regulations establish safety standards and bans for consumer products. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety related inspections of establishments where consumer products are manufactured, held, or transported. The CPSC has the authority to require the recall of noncompliant products or products containing a defect that creates a substantial risk of injury to the public. The CPSC may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations, that contain a defect which could create a substantial product hazard, or that create an unreasonable risk of serious injury or death. Certain state laws also address the safety of consumer products and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.

Certain of our products are also subject to regulation by the EPA, under the Federal Insecticide, Fungicide, and Rodenticide Act, or FIFRA. FIFRA establishes a system of pesticide, including disinfectant product, regulation to protect applicators, consumers and the environments. Under FIFRA, certain of our cleaning products, including the disinfectant products, may require approval from and registration with the EPA prior to sale. Products subject to FIFRA must comply with specified approval, registration, manufacture, labeling, and reporting requirements, among other requirements. EPA is authorized to take enforcement action to prevent the sale or distribution of no-compliant disinfectant products, including to prevent the sale or distribution of unregistered disinfectants and to prevent the sale or distribution of registered pesticides that are not permitted to make claims permitted by the terms of their registration, among other areas of non-compliance. The EPA may seek penalties for regulatory noncompliance under certain circumstances. Manufacturers subject to FIFRA may also be required to report certain types of information regarding disinfectant products to EPA. Certain state laws may also address requirements applicable to cleaning products, and non-compliance may result in penalties or other regulatory action.

The USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law.

The FTC, FDA, USDA, EPA, and other government authorities also regulate advertising and product claims regarding the characteristics, quality, safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product and reasonable basis to support any factual marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the composition, use, efficacy and safety of our products and their environmental impacts. If we cannot adequately support safety or substantiate our product claims, or if our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, FTC or other regulatory authority could take enforcement action, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials or stop selling certain products and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer couldn’t itself legally make. They also say that if there is a connection between an endorser and the marketer that consumers would not expect and it would affect how consumers evaluate the endorsement, that connection should be disclosed. Another principle in the Endorsement Guides applies to ads that feature endorsements from people who achieved exceptional, or even above average, results from using a product. If the advertiser doesn’t have proof that the endorser’s experience represents what people will generally achieve using the product as described in the ad, then an ad featuring that endorser must make clear to the audience what results they can generally expect to achieve and the advertiser must have a reasonable basis for its representations regarding those generally expected results. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act, or FTC Act, requires in the context using of endorsements and testimonials in advertising and any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices.

To the extent we may rely on endorsements or testimonials, we will review any relevant relationships for compliance with the Endorsement Guides and we will otherwise endeavor to follow the FTC Act and other legal standards applicable to our advertising. However, if our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirement of the FTC Act or similar state requirements, the FTC and state consumer protection authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

We are also subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. In particular, we are subject to federal, state, local and international laws regarding privacy and protection of people’s data. Foreign data protection, privacy and other laws and regulations can be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. In the European Union, the General Data Protection Regulation, or GDPR, has stringent operational requirements relating to the processing of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR also significantly increases penalties for non-compliance. The California Consumer Privacy Act, or CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of the sale of personal information with third parties and provides a private right of action and statutory damages for data breaches. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, that goes into effect on January 1, 2023. The CPRA would, among other things, give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the law. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning privacy and data protection which could affect us. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, as well as negative publicity and a potential loss of business.

Employees and Human Capital Resources

We have a human capital planning process that strategically aligns our business needs with the goal of ensuring that we have the capability and capacity that we need. As of December 31, 2020, we had a total of 191 full-time employees, as well as a limited number of temporary employees and consultants. In building our high-performing teams, we have invested in leadership, marketing, digital and technology capabilities. Embedded in the Honest culture are core values that honor diversity and inclusion, which allow us to attract and retain valuable talent. Honest offers a competitive compensation and benefits program, and our award-winning learning and development platform, Honest University, delivers opportunities for all employees to grow and develop personally, professionally and financially. Our corporate social responsibility efforts provide opportunities for employees to give back to communities in need through volunteerism, donation matching and paid volunteer time off. We foster an environment of community and support within our organization through our Employee Resource Groups, which offer a safe forum to uplift and develop employee-led initiatives that address issues that matter most to them. As a health and wellness brand, we ensure our employees have competitive benefits and access to a range of wellness offerings to empower them to live healthy, happy lives. We maintain a strong relationship with our employees and have never experienced a labor-related work stoppage.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or prospects.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of April 9, 2021:

Name	Age	Position
Executive Officers:
Nikolaos Vlahos	53	Chief Executive Officer and Director
Jessica Alba	39	Chief Creative Officer and Chair of the Board of Directors
Donald Frey	61	Chief Innovation Officer
Janis Hoyt	64	Chief People Officer
Kelly Kennedy	52	Executive Vice President, Chief Financial Officer
Glenn Klages	63	Executive Vice President, Supply Chain
Jasmin Manner	53	Chief Commercial Officer
Sharareh Parvaneh	52	Chief Information Officer
Rick Rexing	62	Chief Revenue Officer
Brendan Sheehey	43	General Counsel

Non-Employee Directors:
Katie Bayne	54	Director
Scott Dahnke	55	Director
Susan Gentile	54	Director Nominee*
Eric Liaw	43	Director
Jeremy Liew	49	Director
Avik Pramanik	36	Director

*	To be appointed to our board of directors effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Nikolaos Vlahos has served as our Chief Executive Officer and as a member of our board of directors since March 2017. Prior to joining us, from September 2014 to March 2017, Mr. Vlahos served as Executive Vice President and Chief Operating Officer – Household, Lifestyle and Core Global Functions of The Clorox Company, a global manufacturer of consumer products, where he was responsible for the Charcoal, Glad, Cat Litter, Food, Brita and Burt’s Bees business operating units as well as the company’s Marketing, Sales, Product Supply and Research and Development functions. Mr. Vlahos initially joined The Clorox Company in 1995 as a Chicago regional sales manager and held numerous roles within The Clorox Company’s sales and marketing organization before serving as Vice President – General Manager, Burt’s Bees from April 2011 to February 2013 and Vice President – General Manager, Laundry, Brita and Green Works from March 2009 to February 2011. Before joining The Clorox Company, Mr. Vlahos worked at Helene Curtis where he assisted in the development of brands such as Degree and Suave. Mr. Vlahos holds a B.A. degree in telecommunications from Indiana University. We believe that Mr. Vlahos is qualified to serve on our board of directors due to his knowledge of our Company gained from his position as Chief Executive Officer, as well as his over 30 years of experience in the consumer packaged goods industry.

Jessica Alba is one of our founders and has served as our Chief Creative Officer since our incorporation in July 2011 and as Chair of our board of directors since May 2018. Ms. Alba is a globally recognized and influential Mexican-American business leader, entrepreneur, advocate, actress, and New York Times bestselling author. Ms. Alba serves on the board of directors of Baby2Baby, a charitable organization that provides diapers, clothes and other basic necessities to children living in poverty. We believe that Ms. Alba is qualified to serve on our board of directors due to her knowledge and insights in founding and developing our company in addition to her industry experience and knowledge.

Donald Frey has served as our Chief Innovation Officer since June 2017. Prior to joining us, from June 2016 to June 2017, Mr. Frey served as Vice President WW Research and Development at JAFRA Cosmetics International, Inc. where he oversaw research and development for Skin Care, Color Cosmetics, Fine Fragrances and Personal Care Products. Prior to joining JAFRA, Mr. Frey served as Principal Consultant at Don Frey Consulting from April 2013 to June 2016, where he advised companies on new product development and CPG industries in Brazil, and as Vice President Product Development at Method Products Inc. from January 2008 to April 2013, where he developed sustainable cleaning and personal care products and packages. Prior to that, Mr. Frey served as Vice President Research and Development at Avon Products, Inc. from January 1999 to May 2006, Vice President Research and Development at JAFRA Cosmetics International, Inc. from September 1994 to September 1998 and in several product development roles at Procter & Gamble from March 1986 to September 1994. Mr. Frey holds a B.S. in Chemical Engineering from Rice University.

Janis Hoyt has served as our Chief People Officer since May 2017. Prior to joining us, Ms. Hoyt served as Vice President of Human Resources, or HR, at Blue Shield of California and was responsible for driving people strategies, talent acquisition, HR business partners and leadership roles in merger and acquisition projects. Prior to joining Blue Shield of California, from July 2008 to June 2013, Ms. Hoyt served as HR Director at The Clorox Company. She held senior HR leadership roles supporting the sales, technology and legal departments. She also held the role of HR Director for The Clorox Company in Latin America and Europe, driving international people initiatives. Prior to that, Ms. Hoyt served as Sr. HR Business Partner at Aetna from May 1997 to June 2008 and Regional HR Manager at Macy’s West from May 1994 to May 1997. Ms. Hoyt is a certified executive coach through the Institute of Professional Excellence in Coaching (IPEC). Ms. Hoyt is the CEO and founder of the Native American Bear Foundation, a private 501(c)(3) organization whose mission is to inspire and assist Native American students pursuing higher educational opportunities. Ms. Hoyt holds a B.A. in Sociology from University of California, Berkeley, an M.A. in Human Resources and Organizational Development from the University of San Francisco, and a Certificate of Management Excellence from the Harvard Business School Executive Education program.

Kelly Kennedy has served as our Executive Vice President, Chief Financial Officer since January 2021. Prior to joining us, from September 2018 to January 2021, Ms. Kennedy served as Chief Financial Officer of Bartell Drugs, a family-owned pharmacy chain. Ms. Kennedy has served on the board of directors of Vital Farms Inc. since December 2019 and FirstFruits Farms LLC since December 2019. Prior to that, Ms. Kennedy served on the board of directors of Sur La Table, Inc. from September 2018 to November 2020 and served as the Chief Financial Officer of Sur La Table, Inc. from June 2015 to September 2018, as the Chief Financial Officer of See’s Candies from January 2014 to June 2015 and as the Chief Financial Officer and Treasurer of Annie’s Inc. from August 2011 to November 2013. Ms. Kennedy has also served in various roles at Revolution Foods, Inc., Established Brands, Inc., Serena & Lily Inc., Forklift Brands, Inc., Elephant Pharm, Inc., Williams-Sonoma, Inc. and Dreyer’s Grand Ice Cream Holdings, Inc. Ms. Kennedy received her M.B.A. from Harvard Business School and her B.A. in Economics from Middlebury College.

Glenn Klages has served as our Executive Vice President, Supply Chain since April 2018. Prior to joining us, from January 2014 to March 2018, Mr. Klages served as Chief Operations Officer at Arbonne International LLC, where he led the operations team on matters related to demand planning, procurement, and logistics. From March 2010 to December 2013, Mr. Klages served as Senior Vice President Supply Chain at Philosophy, Inc., where he developed strategy and oversaw execution for the supply chain team. Prior to his time at Philosophy, Mr. Klages served as SVP Supply Chain Operations at Carter’s, Inc. from June 2002 to November 2004 and Vice President Supply Chain Operations at Bath & Body Works, LLC from September 1996 to June 2002. Mr. Klages holds a B.A. in Business Administration from Lycoming College and an M.B.A. from Fairleigh Dickinson University-Florham Campus.

Jasmin Manner has served as our Chief Commercial Officer since August 2019. Prior to joining us, from December 2016 to June 2019, Ms. Manner served as General Manager and Chief Marketing Officer at High Ridge Brands, where she led three strategic business units, Hair Care, Skin Cleansing and Oral Care. Prior to joining High Ridge Brands, Ms. Manner served as Senior Vice President of Marketing and Innovation at Diageo from September 2015 to November 2016, where she led the Marketing and Commercial strategies of Diageo’s reserve, Premium and Emerging portfolios for some 44 markets across Latin America and the Caribbean. She held numerous roles at Henkel from 1998 to 2014, including most recently as Senior Vice President and General Manager – Personal Care North America. Ms. Manner earned her BSc. from the Berufsakademie Mannheim in her native Germany. She also holds a graduate degree Dipl.-Kauffrau from Eberhard-Karls-Universität Tübingen, Germany, and an M.B.A. from Université de Nice-Sophia Antipolis, France.

Sharareh Parvaneh has served as our Chief Information Officer since January 2019. Prior to joining us, from October 2017 to December 2018, Ms. Parvaneh served as Chief Information Officer at SC Fuels, where she was responsible for the strategic management and direction of the company’s Information Technology, IT, resources and network infrastructure, focusing on network security, talent management, and digital transformation. Prior to joining SC Fuels, Ms. Parvaneh served as Global Strategy Leader at Multi-Fineline Electronix, Inc. (a DSBJ Company) from May 2017 to September 2017, where she oversaw mergers and acquisition efforts with focus on IT systems, integration and consolidation, and as Chief Information Officer at The Alpert Group, LLC from 2013 to 2016, where she was responsible for corporate IT across multiple subsidiaries, including IT Strategy, enterprise applications, DevOps, infrastructure, operations, IT risk management and compliance. Prior to that, Ms. Parvaneh served as Chief Information Officer at RED Digital Cinema from 2009 to 2013, Director and VP of Information Technology at Volt Information Services from 2006 to 2009, Information Technology Manager at Multi-Fineline Electronix, Inc. from 2001 to 2006 and Lead Business Analyst at IBM from 1998 to 2001. Ms. Parvaneh holds a B.S.C. in Applied Sciences from Western Sydney University.

Rick Rexing has served as our Chief Revenue Officer since September 2017. Prior to joining us, from July 1987 to July 2017, Mr. Rexing worked for The Clorox Company serving as Vice President Sales, National Accounts for over half of his career. At The Clorox Company he held numerous positions in sales and the customer organization building business across all channels and categories, creating customer teams and setting sales policy. Mr. Rexing holds a B.S. in Marketing/Management from Indiana State University – Evansville (now University of Southern Indiana) and an M.B.A. from Xavier University.

Brendan Sheehey has served as our General Counsel since June 2020. Prior to joining us, from October 2018 to June 2020, Mr. Sheehey served as General Counsel and Corporate Secretary at Targus International LLC, where he led the company’s legal department and oversaw its corporate governance. Prior to joining Targus, from January 2016 to October 2018, Mr. Sheehey served as Associate General Counsel at Arbonne International LLC, where he provided legal support to the company’s product development and marketing, international expansion, commercial contracts, and mergers and acquisitions efforts. Prior to that, Mr. Sheehey served as Counsel at Sidley Austin LLP from July 2015 to January 2016, where he represented clients in FTC regulatory matters and as Corporate Counsel at Corinthian Colleges from September 2011 to July 2015, where he handled litigation and insurance matters. From September 2006 to September 2011, Mr. Sheehey served as an Associate at Sidley Austin LLP. Mr. Sheehey holds a B.A. in Geography from U.C. Santa Barbara, an M.A. in Geography from the University of South Carolina and a J.D. from University of California, Hastings College of the Law.

Non-Employee Directors

Katie Bayne has served as a member of our board of directors since October 2018. Since February 2019, Ms. Bayne has served as a Senior Advisor with Guggenheim Securities, the investment banking and capital markets division of Guggenheim Partners. Since March 2018, Ms. Bayne has also served as founder and President of Bayne Advisors, an advisory firm that helps brands and businesses find their strategic identities, drive sustained consumer engagement and innovate for transformative results. Prior to serving in her current roles, from 1989 to 2018, Ms. Bayne served in numerous roles at The Coca-Cola Company focused on consumer strategy, retail marketing and consumer marketing in the United States, Australia and globally, most recently serving as the company’s President, North America Brands, from 2013 to 2015 and Senior Vice President, Global Center, from 2015 to 2018. Ms. Bayne previously served as a member of the board of directors for Ascena Retail Group, Inc., Ann Inc. and Beazer Homes USA. Ms. Bayne currently serves as a member of the board of directors for Acreage Holdings, Inc., a publicly traded company. Ms. Bayne is also a member of the board of trustees of the American Film Institute and the Fuqua School of Business at Duke University. Ms. Bayne holds a B.A. in Psychology from Duke University and an M.B.A. from Duke University’s Fuqua School of Business. We believe that Ms. Bayne is qualified to serve on our board of directors due to her strong background in consumer strategy, retail and consumer marketing and brand management.

Scott Dahnke has served as a member of our board of directors since June 2018. Since January 2016, Mr. Dahnke has served as Co-Chief Executive Officer of L Catterton, a consumer-focused private equity firm, after previously serving as Managing Partner from February 2003 to December 2015. Prior to joining L Catterton, Mr. Dahnke was Managing Director of Deutsche Bank Capital Partners, the former private equity division of Deutsche Bank AG, from 2002 to 2003, and Managing Director of AEA Investors from 1998 to 2002. Previously, Mr. Dahnke was Chief Executive Officer of infoGROUP (formerly known as Info USA), a provider of data and data-driven marketing services, from 1997 to 1998. Prior to joining infoGROUP, Mr. Dahnke served clients on an array of strategic and operational issues as a Partner at McKinsey & Company. Mr. Dahnke’s early career also includes experience in the Merger Department of Goldman, Sachs & Co. and with General Motors. Mr. Dahnke currently serves as a member of the board of directors of the following publicly traded companies: Williams-Sonoma, Inc. and Vroom, Inc. Mr. Dahnke is also a member of the board of directors of several private companies. Mr. Dahnke holds a B.S. in Mechanical Engineering from the University of Notre Dame and a M.B.A. from Harvard Business School. We believe that Mr. Dahnke is qualified to serve on our board of directors due to his experience in private equity investment and expertise in the ecommerce, retail and consumer products industry, as well as his experience serving as a director of several companies.

Susan Gentile has been nominated to serve on our board of directors. Ms. Gentile is the Chief Financial and Administrative Officer at H.I.G. Capital Management, LLC. Prior to joining H.I.G. Capital Management in May 2018, Ms. Gentile served as Managing Director and Chief Accounting Officer at Oaktree Capital Management, a global alternative investment firm, from October 2013 to March 2018. Ms. Gentile also held various management roles at The Clorox Company from March 2006 to September 2013. Prior to joining The Clorox Company, Ms. Gentile served in roles at Levi Strauss & Co., Motorola, Inc. and Deloitte & Touche LLP. Ms. Gentile holds a B.S.B.A. in Finance from Boston University and is a Certified Public Accountant. We believe that Ms. Gentile is qualified to serve on our board of directors due to her financial expertise and experience working with consumer product brands.

Eric Liaw has served as a member of our board of directors since November 2013. Since March 2011, Mr. Liaw has served in several roles at Institutional Venture Partners, a venture capital firm, where he currently serves as a General Partner. From August 2003 to January 2011, Mr. Liaw served in several roles at Technology Crossover Ventures, a venture capital firm, including most recently as a Vice President. Mr. Liaw serves on the boards of directors of a number of privately held companies. Mr. Liaw holds an A.B. in Economics, with a minor in Computer Science, and a M.S. in Management Science and Engineering from Stanford University. We believe that Mr. Liaw is qualified to serve on our board of directors due his financial and investment expertise, including his particular focus in the growth of startups in the internet retail space.

Jeremy Liew has served as a member of our board of directors since September 2011. Since March 2006, Mr. Liew has served as a Partner at Lightspeed Venture Partners, a venture capital firm. Prior to joining Lightspeed, Mr. Liew served as a General Manager at Netscape from January 2004 to November 2005, as Senior Vice President of Corporate Development and Office of the Chairman at AOL from October 2002 to December 2003 and as VP Strategic Planning at Interactive Corp from June 1999 to October 2002. Prior to joining Interactive Corp, Mr. Liew served in roles at CitySearch and McKinsey & Co. Mr. Liew currently serves as a member of the board of directors of Affirm Holdings, Inc., a publicly traded company. Mr. Liew graduated with honors with a B.Sc. in Mathematics and a B.A. in Linguistics from the Australian National University, and with an M.B.A. from Stanford Business School. We believe that Mr. Liew is qualified to serve on our board of directors due to his extensive technology investment experience and his prior experience as an executive.

Avik Pramanik has served as a member of our board of directors since June 2018. Mr. Pramanik is a Partner at L Catterton, a consumer-focused private equity firm. Prior to joining L Catterton in September 2011, Mr. Pramanik served as Director of Strategic Development at Alterna Haircare, a prestige branded haircare company, from January 2011 to June 2011, as an Associate at TSG Consumer Partners, a middle-market private equity firm, from July 2009 to June 2011, and as an Analyst at Goldman Sachs, where he worked in the Investment Banking Division’s Consumer Products and Retail group and in the Principal Investment Area, from June 2006 to June 2009. Mr. Pramanik serves on the boards of directors of a number of privately held companies. Mr. Pramanik holds a B.S.B.A. in Finance from Georgetown University. We believe that Mr. Pramanik is qualified to serve on our board of directors due to his experience as an investor in high growth consumer product brands and knowledge of the beauty, personal care and specialty retail categories.

Family Relationships

There are no family relationships among any of the directors or executive officers.

127.1

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have seven directors and effective at the time of effectiveness of the registration statement of which this prospectus forms a part, such number will increase to                  directors. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and several of our stockholders. The voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election or designation of our directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering, immediately prior to this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Scott Dahnke, Eric Liaw and Jeremy Liew, whose terms will expire at the first annual meeting of stockholders to be held following the completion of this offering;

•

the Class II directors will be Jessica Alba, Avik Pramanik and Nikolaos Vlahos, whose terms will expire at the second annual meeting of stockholders to be held following the completion of this offering; and

•	the Class III director will be Katie Bayne and Susan Gentile, whose terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than Nikolaos Vlahos and Jessica Alba, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under The Nasdaq Stock Market LLC listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established a compensation committee, and will establish an audit committee and a nominating and corporate governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Effective at the time of effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Katie Bayne, Susan Gentile and Eric Liaw. Our board of directors has determined that each member of the audit committee satisfies the independence requirements under The Nasdaq Stock Market LLC listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee will be Susan Gentile, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Stock Market LLC.

Compensation Committee

Effective at the time of effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Katie Bayne, Eric Liaw and Avik Pramanik. The chair of our compensation committee will be Katie Bayne. Our board of directors has determined that each member of the compensation committee is independent under The Nasdaq Stock Market LLC listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The principal duties and responsibilities of our compensation committee include, among other things:

•	approving the retention of compensation consultants and outside service providers and advisors;

•

reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity and non-equity incentive plans;

•	reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

•	reviewing and evaluating succession plans for the executive officers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Stock Market LLC.

Nominating and Corporate Governance Committee

Effective at the time of effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Jeremy Liew and Avik Pramanik. The chair of our nominating and corporate governance committee will be                 . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under The Nasdaq Stock Market LLC listing standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating, and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	approving the retention of director search firms;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Stock Market LLC.

Code of Conduct

In connection with this offering, we intend to adopt a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.honest.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our executive officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

During the fiscal year ended December 31, 2020, we did not pay cash or equity-based compensation to any of our non-employee directors for service on our board of directors, except for a $75,000 annual cash retainer paid to Ms. Bayne. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Mr. Vlahos, our Chief Executive Officer and a member of our board of directors, and Ms. Alba, our Chief Creative Officer and Chair of our board of directors, did not receive any additional compensation for their service on the board of directors. Their compensation as a named executive officer is set forth below under “Executive Compensation—Summary Compensation Table.”

As of December 31, 2020, none of our non-employee directors held any outstanding option awards or other stock awards to purchase or to be issued our common stock, except for an option to purchase 60,000 shares of our common stock held by Ms. Bayne.

We intend to adopt a non-employee director compensation policy in connection with this offering on terms to be determined by our board of directors. Under the non-employee director compensation policy, our non-employee directors will be eligible to receive the following compensation for service on our board of directors and committees of our board of directors on and following the completion of this offering:

•	an annual cash retainer of $ ;

•	an additional annual cash retainer of $ , $ and $ for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional annual cash retainer of $ , $ and $ for service as chair of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an initial option grant to purchase shares of our common stock on the date of each such non-employee director’s appointment to our board of directors; and

•	an annual option grant to purchase shares of our common stock on the date of each of our annual stockholder meetings.

Each of the option grants described above will be granted under our 2021 Plan, the terms of which are described in more detail below under the section titled “Executive Compensation—Employee Benefit Plans—2021 Equity Incentive Plan.” Each such option grant will have a per share exercise price equal to 100% of the fair market value of a share of our common stock on the option’s grant date and will vest and become exercisable subject to the non-employee director’s continuous service to us as follows:                  . The term of each option will be 10 years, subject to earlier termination as provided in the 2021 Plan.

In the event of our change in control (as defined in the 2021 Plan), each non-employee director’s then-outstanding equity awards granted under the non-employee director compensation policy will become fully vested immediately prior to the closing of the change in control, provided that he or she remains in continuous service until immediately prior to the closing of the change in control.

In addition, the non-employee director compensation policy will provide that the aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $                in total value, except such amount will increase to $                for the first year for newly appointed or elected non-employee directors.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2020, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Nikolaos Vlahos, our Chief Executive Officer;

•	Jessica Alba, our Chief Creative Officer; and

•	Rick Rexing, our Chief Revenue Officer.

2020 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Nikolaos Vlahos	803,942	4,032,659	1,462,059	448,000	54,247	6,800,907
Chief Executive Officer
Jessica Alba	503,846	1,417,714	129,000	280,000	153	2,330,713
Chief Creative Officer
Rick Rexing	298,346	786,598	535,259	179,543	19,517	1,819,263
Chief Revenue Officer

(1)

Reflects bonuses paid to our named executive officers during 2020 for his or her contributions toward the success of the company in preparing for an initial public offering and a retention bonus installment payment of $50,000 made to Mr. Rexing in 2019 but for which the performance condition was satisfied in 2020. See “—Narrative to the Summary Compensation Table —Bonuses” below for a description of the material terms pursuant to which this compensation was awarded.

(2)

Amounts reported represent (i) the aggregate grant date fair value of the stock options granted to our named executive officers during 2020 under our 2011 Plan, and (ii) the incremental fair value related to the modification of the vesting schedules of certain stock options held by our named executive officers during 2020, in each case computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value and incremental fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)

The amounts in this column reflect cash incentive payments earned by our named executive officers under our 2020 Executive Annual Incentive Plan, or 2020 AIP. See “—Narrative to the Summary Compensation Table—Non-Equity Incentive Plan Compensation” below for a description of the material terms pursuant to which this compensation was awarded.

(4)

Represents (i) for Mr. Vlahos, $11,400 for matching contributions made by us under our 401(k) plan, $17,764 for medical plan premiums paid by us, $6,381 for dental, vision and life insurance policy premiums paid by us, $12,000 in financial planning services paid by us, $6,343 in tax gross-ups for such financial planning services, $235 in gifts and $124 in tax gross-ups for such gifts; (ii) for Ms. Alba, $100 in gifts and $53 in tax gross-ups for such gifts; and (iii) for Mr. Rexing, $11,400 for matching contributions made by us under our 401(k) plan, $7,807 for medical, dental and vision policy premiums paid by us, $235 in gifts and $75 in tax gross-ups for such gifts.

Narrative to the Summary Compensation Table

Annual Base Salary

Our named executive officers receive an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. The 2020 annual base salaries for our named executive officers were as follows: (1) $775,000 for Mr. Vlahos from January 1, 2020 to January 31, 2020 and $800,000 from February 1, 2020 to December 31, 2020, (2) $500,000 for Ms. Alba, and (3) $275,000 for Mr. Rexing from January 1, 2020 to July 3, 2020 and $305,000 from July 4, 2020 to December 31, 2020. In January 2021, our compensation committee approved an increase to Mr. Vlahos’ annual base salary from $800,000 to $825,000 and an increase to Mr. Rexing’s annual base salary from $305,000 to $320,000.

Bonuses

IPO Preparation Bonuses

In December 2020, we entered into liquidity event bonus agreements with our named executive officers. Pursuant to these agreements, we paid each of our named executive officers a bonus, less applicable tax withholdings, in December 2020, for his or her contributions toward the success of the company in preparing for an initial public offering. The amounts of these bonuses were as follows: (1) $4,032,659 for Mr. Vlahos, (2) $1,417,714 for Ms. Alba, and (3) $736,598 for Mr. Rexing. In addition, each of our named executive officers is eligible to receive a separate bonus upon a liquidity event (including upon the completion of this offering) as described in the section titled “Potential Payments and Benefits upon Termination or Change of Control.”

Retention Bonus

Mr. Rexing’s current offer letter with us provides that Mr. Rexing is eligible to receive a cash retention bonus of $200,000 in the aggregate, payable in four annual installments of $50,000, starting in November 2017. If Mr. Rexing voluntarily resigns or we terminate his employment for cause before September 18, 2021, he will be required to reimburse us for any portion of the retention bonus previously paid to him during the previous twelve months prior to such termination. The third installment of Mr. Rexing’s retention bonus was paid to him in November 2019 and ceased to be subject to the reimbursement condition described above in November 2020. The fourth and final installment of the retention bonus was paid to Mr. Rexing in October 2020 and will cease to be subject to the reimbursement condition on October 30, 2021, so long as Mr. Rexing does not voluntarily resign or terminate employment for cause before then.

Non-Equity Incentive Plan Compensation

We develop an annual cash incentive program for our executive leadership team annually to incentivize our executives to achieve and exceed targeted short-term corporate goals and team or individual objectives, and to ensure that our executive pay program remains competitive.

In January 2020, our compensation committee adopted our 2020 AIP for the 2020 calendar year. Under our 2020 AIP, each of our named executive officers was eligible to receive a cash incentive payment equal to (1) his or her target incentive, as a percentage of annual base salary, multiplied by (2) the percentage achievement of certain 2020 corporate goals established by our compensation committee in its sole discretion, subject to the named executive officer remaining employed by us through the payment date and no termination notice having been provided by either the named executive officer or us prior to such date.

For 2020, our compensation committee set the target annual incentive opportunity for Mr. Vlahos at 40% of his annual base salary, for Ms. Alba at 40% of her annual base salary and for Mr. Rexing at 40% of his annual base salary. The corporate goals used for purposes of the 2020 AIP included revenue and adjusted EBITDA. Our compensation committee determined that the percentage achievement of the applicable corporate goals was 140%. As a result, our compensation committee approved a cash incentive payment for each named executive officer as reflected in the column of the Summary Compensation Table above entitled “Non-Equity Incentive Plan Compensation.” Each named executive’s cash incentive award for 2020 was paid to him or her, less applicable tax withholdings, in February 2021. In January 2021, our compensation committee approved an increase to Mr. Vlahos’ target annual incentive opportunity from 40% of his annual base salary to 50%.

Modification of Option Vesting Schedules

In September 2018, we granted each of Mr. Vlahos and Ms. Alba a stock option to purchase 600,000 shares of our common stock (or 200,000 shares of our common stock in the case of Ms. Alba) under our 2011 Plan. Pursuant to the respective stock option agreements governing these options, (i) 300,000 shares of common stock (or 100,000 shares of common stock in the case of Ms. Alba) subject to the option vest on a monthly basis for 48 months from the grant date, (ii) 150,000 shares of common stock (or 50,000 shares of common stock in the case of Ms. Alba) subject to the option vest upon the occurrence of a “Qualifying Liquidity Event” in which the fair market value per share of our common stock is at least two (2) times the per share exercise price of the option, as determined by our board of directors, subject to continued service to us through such event, and (iii) 150,000 shares of common stock (or 50,000 shares of common stock in the case of Ms. Alba) subject to the option vest as follows: 50% vest upon the occurrence of a revenue achievement and 50% vest upon the occurrence of an adjusted EBITDA achievement, in each case subject to the executive’s continued employment through each such date. “Qualifying Liquidity Event” means the first to occur of: (1) a change in control (as defined in the executive’s employment agreement) or (2) the effective date of a registration statement filed under the Securities Act for the sale of our common stock.

In addition, the respective stock option agreements provide that (i) with respect to the 300,000 shares of common stock (or 100,000 shares of common stock in the case of Ms. Alba) subject to monthly vesting, (A) in the event of the executive’s involuntary termination without cause or the executive’s resignation for good reason within three months before or twelve months following a change of control, the vesting of such shares will be accelerated in full and (B) in the event of the executive’s involuntary termination without cause or the executive’s resignation for good reason outside of such change of control period, the vesting of such shares equal to the number of shares, if any, that would have vested during the twelve-month period following such termination or resignation will be accelerated, and (ii) with respect to the 150,000 shares of common stock (or 50,000 shares of common stock in the case of Ms. Alba) subject to revenue and adjusted EBITDA achievement-based vesting, in the event of a Qualifying Liquidity Event, the vesting of such shares will be accelerated in full. In February 2020, we approved an amendment to Mr. Vlahos’ and Ms. Alba’s stock options granted in September 2018 in order to better align senior management equity incentives to our business strategy, such that the revenue and adjusted EBITDA achievement-based vesting schedule applicable to 150,000 shares of common stock (or 50,000 shares of common stock in the case of Ms. Alba) was replaced with vesting upon the occurrence of a Qualifying Liquidity Event in which the fair market value per share of our common stock is at least one-half (1.5) times the per share exercise price of the option, as determined by our board of directors, subject to continued service to us through such event.

Equity-Based Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.

We award stock options broadly to our employees. Grants to our executives and other employees are made at the discretion of our board of directors and are not made at any specific time period during a year.

Prior to this offering, all of the stock options we have granted were made pursuant to our 2011 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2021 Plan. The terms of our equity plans are described under “—Employee Benefit Plans” below.

Outstanding Equity Awards as of December 31, 2020

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. All awards were granted pursuant to the 2011 Plan. See “—Employee Benefit Plans—2011 Plan” below for additional information.

				Option Awards
Name and Principal Position	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)		Option Expiration Date
Nikolaos Vlahos	4/27/2017	(1)	4/26/2017	865,410	78,674	$10.25	(2)	4/27/2027
Chief Executive Officer	4/26/2017	(1)	4/26/2017	346,163	31,470	$10.25	(2)	4/26/2027
	4/26/2017	(1)	4/26/2017	173,082	15,735	$10.25	(2)	4/26/2027
	9/12/2018	(3)	9/12/2018	168,750	131,250	$11.50		9/12/2028
	9/12/2018	(4)	—	—	150,000	$11.50		9/12/2028
	9/12/2018	(5)	—	—	150,000	$11.50		9/12/2028
	2/28/2020	(3)	2/28/2020	26,041	98,959	$10.45		2/28/2030
	2/28/2020	(4)	—	—	62,500	$10.45		2/28/2030
	2/28/2020	(5)	—	—	62,500	$10.45		2/28/2030
	2/28/2020	(6)	—	—	83,333	$10.45		2/28/2030
Jessica Alba	12/19/2014	(1)	12/19/2014	232,500	—	$10.25	(2)	12/19/2024
Chief Creative Officer	3/24/2015	(7)	3/24/2015	275,000	—	$10.25	(2)	3/24/2025
	2/7/2018	(3)	2/7/2018	106,250	43,750	$10.25		2/7/2028
	9/12/2018	(3)	9/12/2018	56,250	43,750	$11.50		9/12/2028
	9/12/2018	(4)	—	—	50,000	$11.50		9/12/2028
	9/12/2018	(5)	—	—	50,000	$11.50		9/12/2028
Rick Rexing	11/9/2017	(1)	8/15/2017	83,333	16,667	$10.25	(2)	11/9/2027
Chief Revenue Officer	2/7/2018	(3)	2/7/2018	53,125	21,875	$10.25		2/7/2028
	9/12/2018	(3)	9/12/2018	70,312	54,688	$11.50		9/12/2028
	2/28/2020	(3)	2/28/2020	7,812	29,688	$10.45		2/28/2030
	2/28/2020	(4)	—	—	18,750	$10.45		2/28/2030
	2/28/2020	(5)	—	—	18,750	$10.45		2/28/2030
	2/28/2020	(6)	—	—	25,000	$10.45		2/28/2030
	7/31/2020	(3)	7/31/2020	1,953	16,797	$11.32		7/31/2030
	7/31/2020	(4)	—	—	9,375	$11.32		7/31/2030
	7/31/2020	(5)	—	—	9,375	$11.32		7/31/2030
	7/31/2020	(6)	—	—	12,500	$11.32		7/31/2030

(1)

25% of the shares underlying this option vest on the one-year anniversary of the vesting commencement date and the remainder vest in 36 equal monthly installments thereafter, subject to continued service to us through the applicable vesting date.

(2)	Option was repriced on January 22, 2018 based on the valuation of our common stock of $10.25 as of January 1, 2018.
(3)	1/48th of the shares underlying this option vest on a monthly basis following the vesting commencement date, subject to continued service to us through the applicable vesting date.
(4)

The shares underlying this option vest on the occurrence of a “Qualifying Liquidity Event” in which the fair market value per share of our common stock is at least one and one-half (1.5) times the per share exercise price of the option, as determined by our board of directors, subject to continued service to us through such event. “Qualifying Liquidity Event” means the first to occur of: (1) a change in control (as defined in the optionholder’s employment agreement); or (2) the effective date of a registration statement filed under the Securities Act for the sale of our common stock.
(5)

The shares underlying this option vest on the occurrence of a Qualifying Liquidity Event in which the fair market value per share of our common stock is at least two (2) times the per share exercise price of the option, as determined by our board of directors, subject to continued service to us through such event.

(6)

The shares underlying this option vest on the occurrence of a Qualifying Liquidity Event in which the fair market value per share of our common stock is at least two and one-half (2.5) times the per share exercise price of the option, as determined by our board of directors, subject to continued service to us through such event.

(7)	1/60th of the shares underlying this option vest on a monthly basis following the vesting commencement date, subject to continued service to us through the applicable vesting date.

Employment Arrangements

Each of our named executive officers has executed a form of our standard confidential information and inventions assignment agreement.

Agreement with Nikolaos Vlahos

Prior to the completion of this offering, we expect to enter into an amended and restated employment agreement with Mr. Vlahos, our Chief Executive Officer. The amended and restated employment agreement will have no specific term and will provide that Mr. Vlahos is an at-will employee. Mr. Vlahos’ current annual base salary is $825,000, and he is eligible for an annual target cash incentive payment equal to 50% of his annual base salary.

Agreement with Jessica Alba

Prior to the completion of this offering, we expect to enter into an amended and restated employment agreement with Ms. Alba, our Chief Creative Officer. The amended and restated employment agreement will have no specific term and will provide that Ms. Alba is an at-will employee. Ms. Alba’s current annual base salary is $500,000, and she is eligible for an annual target cash incentive payment equal to 40% of her annual base salary.

Agreement with Rick Rexing

Prior to the completion of this offering, we expect to enter into an amended and restated employment agreement with Mr. Rexing, our Chief Revenue Officer. The amended and restated employment agreement will have no specific term and will provide that Mr. Rexing is an at-will employee. Mr. Rexing’s current annual base salary is $320,000, and he is eligible for an annual target cash incentive payment equal to 40% of his annual base salary.

Potential Payments and Benefits upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s employment with us terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary or other cash compensation and accrued unused vacation pay, if applicable.

Prior to the completion of this offering, we expect to enter into a new change in control and severance arrangement with each of our named executive officers, which will supersede any prior agreement or arrangement that the named executive officer may have had with us that provides for severance or change in control payments and benefits.

In addition to the initial public offering preparation bonuses paid out to each of our named executive officers in December 2020, the liquidity event bonus agreements we entered with our named executive officers also provide that if a liquidity event (as defined in the named executive officer’s liquidity event bonus agreement) occurs prior to December 31, 2021 and the named executive officer remains an employee of the company in good standing through the effective date of the liquidity event, then the named executive officer will be entitled to receive a lump sum cash bonus equal to $4,032,659 for Mr. Vlahos, $1,417,714 for Ms. Alba, and $736,598 for Mr. Rexing. For purposes of the liquidity bonus agreements with our named executive officers, “liquidity event” means the first to occur of (i) a change in control (as defined in the 2011 Plan); or (ii) the consummation of (a) an initial public offering or direct listing of any class of common stock of the company or (b) a merger (or similar transaction) with a special purpose acquisition company, the result of which is that any class of common stock of the company or the parent or successor entity of the company, is listed on the New York Stock Exchange, the Nasdaq Stock Market or other securities exchange. The completion of this offering will constitute a “liquidity event” for purposes of each of the liquidity event bonus agreements with our named executive officers.

Mr. Vlahos’ stock options granted in September 2018 and February 2020 and Ms. Alba’s stock options granted in February 2018 and September 2018 (in each case, other than his or her stock options that vest upon a qualifying liquidity event) accelerate vesting upon certain qualifying terminations of their employment as follows:(i) in the event of the executive’s involuntary termination without cause or the executive’s resignation for good reason within three months before or twelve months following a change in control (as defined in the 2011 Plan), the vesting of the shares of our common stock subject to such options will be accelerated in full and (ii) in the event of the executive’s involuntary termination without cause, or the executive’s resignation for good reason outside of such change in control period, the vesting of a number of shares of our common stock subject to such options equal to the number of shares, if any, that would have vested during the twelve-month period following such termination or resignation will be accelerated.

Health and Welfare and Retirement Benefits; Perquisites

Health and Welfare Benefits and Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees, except that we pay for the full cost of premiums of such benefits for our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, or the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We currently match 100% of employee contributions of the first four percent of eligible compensation in order to attract and retain employees with superior talent. Employees are immediately and fully vested in all contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Employee Benefit Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2021 Equity Incentive Plan

Prior to the completion of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Equity Incentive Plan, or 2021 Plan. We expect our 2021 Plan will become effective on the date of the underwriting agreement related to this offering. Our 2021 Plan will come into existence upon its adoption by our board of directors, but no grants will be made under our 2021 Plan prior to its effectiveness. Once our 2021 Plan becomes effective, no further grants will be made under our 2011 Plan.

Awards

Our 2021 Plan will provide for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards (RSU awards), performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares

Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                shares of our common stock, which is the sum of (i)                new shares, plus (ii) an additional number of shares not to exceed                shares, consisting of (a) shares that remain available for the issuance of awards under our 2011 Plan as of immediately prior to the time our 2021 Plan becomes effective and (b) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2011 Plan that, on or after our 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on                of each year for a period of ten years, beginning on                , 2022 and continuing through                , 2031, in an amount equal to (1)                % of the total number of shares of our common stock outstanding on of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors no later than                of the immediately preceding year. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan will be                shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2021 Plan.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under our 2021 Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options

ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of our 2021 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2021 Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.

The administrator will determine the term of stock options granted under our 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs

The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards

Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award.

Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards

Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2021 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The administrator will determine the term of stock appreciation rights granted under our 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards

Our 2021 Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards

The administrator will be permitted to grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit

The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $                in total value, except such amount will increase to $                for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

In the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Change in Control

Stock awards granted under our 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2011 Stock Incentive Plan

Our board of directors adopted our 2011 Plan in August 2011, and our stockholders approved our 2011 Plan in May 2012, and thereafter our 2011 Plan was amended from time to time. Our 2011 Plan permits the grant of ISOs, NSOs, stock awards, stock units, and stock appreciation rights. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of ours and to any of our parent or subsidiary corporation’s employees or consultants. As noted above, we will not grant any additional awards under our 2011 Plan after the effectiveness of our 2021 Plan. However, our 2011 Plan will continue to govern the terms and conditions of the outstanding awards granted under our 2011 Plan.

Share Reserve

As of December 31, 2020, an aggregate of 12,603,685 shares of our common stock were reserved for issuance under our 2011 Plan and stock options to purchase 9,019,021 shares of our common stock were outstanding under our 2011 Plan.

Administration

Our board of directors or a committee delegated by our board of directors administers our 2011 Plan. Subject to the terms of our 2011 Plan, the administrator has the power to, among other things, determine who will be granted awards, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to lower or reduce the exercise price of outstanding options, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of our 2011 Plan and awards granted thereunder.

Options

Options granted under our 2011 Plan are subject to terms and conditions generally similar to those described above with respect to options that may be granted under our 2020 Plan once it becomes effective, except vested options will generally remain exercisable following a participant ceasing to be a service provider other than for cause for 30 days (or 12 months in the case of death or disability) following such termination.

Capital Structure Changes

In the event of certain changes in our capital structure, such as a stock split, reverse stock split, or recapitalization, the administrator will make equitable and proportionate adjustments to (i) the number and kind of shares with respect to which awards may be granted under our 2011 Plan, (ii) the number, kind, and price (as applicable) of shares subject to outstanding awards, and (iii) the number and kind of outstanding securities issued under our 2011 Plan. In addition, in the event of certain changes in our capital structure, the administrator will take certain other actions described in the 2011 Plan to the extent it determines such action is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended by the company to be made available under the 2011 Plan or with respect to any award granted under the 2011 Plan or to facilitate the applicable transaction or event.

Acquisition

In the event of an acquisition (as defined in the 2011 Plan), any surviving entity or acquiring entity (or affiliate of such entity) may assume, or substitute similar stock awards for, awards outstanding under our 2011 Plan. If awards are not assumed or substituted for by the surviving entity or acquiring entity (or an affiliate of such entity), then (1) awards held by participants in our 2011 Plan whose status as a service provider has not terminated prior to such event will become fully vested and, as applicable, exercisable and all restrictions on such awards will lapse, and such awards will terminate if not exercised, as applicable, immediately prior to the closing of the acquisition, and (2) any other awards outstanding under our 2011 Plan will terminate if not exercised immediately prior to the closing of the acquisition.

Amendment and Termination

Our board of directors may at any time amend, alter, suspend or terminate our 2011 Plan. However, our board of directors will obtain stockholder approval of any amendment to the 2011 Plan if necessary to comply with applicable laws. No amendment, alteration, suspension or termination of our 2011 Plan will impair the rights of any award holder unless the award holder and the administrator of the 2011 Plan agree otherwise in writing. As noted above, we will not grant any additional awards under our 2011 Plan after the effectiveness of our 2021 Plan.

2021 Employee Stock Purchase Plan

Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2021 Employee Stock Purchase Plan, or ESPP. Our ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of our ESPP will be to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share Reserve

Following this offering, our ESPP will authorize the issuance of                shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on        of each year for a period of ten years, beginning on                , 2022 and continuing through                , 2031, by the lesser of (i)        % of the total number of shares of our common stock outstanding on                of the immediately preceding year; and (ii)                shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration

Our board of directors will administer our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP will provide that an offering may be terminated under certain circumstances.

Payroll Deductions

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in our ESPP and to contribute, normally through payroll deductions, up to                % of their earnings (as defined in our ESPP) for the purchase of our common stock under our ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share that is at least equal to the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations

Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure

Our ESPP will provide that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions

Our ESPP will provide that in the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Amendment or Termination

Our board of directors will have the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, which we refer to as our related parties, had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under the section titled “Executive Compensation.”

2021 Dividend

In                 , 2021, our board of directors declared a cash dividend in the amount of $                 to the holders of record of our common stock and our redeemable convertible preferred stock that is contingent upon, and payable immediately prior to, the closing of this offering as of                 , 2021, or the 2021 Dividend. The 2021 Dividend shall be payable to our stockholders of record as of                 , 2021. The following table summarizes the amount of cash dividends payable to our related parties:

Stockholder	Aggregate Dividend ($)

Preferred Stock and Common Stock Financing

In June 2018, we issued and sold an aggregate of 2,550,395 shares of our Series F redeemable convertible preferred stock and 4,347,826 shares of our common stock in a single closing at a purchase price of $19.6048 per share of Series F redeemable convertible preferred stock and $11.500 per share of common stock, respectively, for an aggregate purchase price of $100.0 million. Each share of our Series F redeemable convertible preferred stock will automatically convert into one share of our common stock immediately prior to the completion of this offering, without giving effect to any anti-dilution adjustments relating to our Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock.”

The table below sets forth the number of shares of our Series F redeemable convertible preferred stock and common stock purchased by our related parties.

Stockholder	Shares of Series F Convertible Preferred Stock	Total Series F Purchase Price ($)	Shares of Common Stock	Total Common Purchase Price ($)
THC Shared Abacus, LP(1)	2,550,395	49,999,984	4,347,826	49,999,999

(1)

THC Shared Abacus, LP (a fund affiliated with L Catterton Partners) beneficially owns more than 5% of our outstanding capital stock and Scott Dahnke, a member of our board of directors, is the co-chief executive officer of L Catterton and Avik Pramanik, a member of our board of directors, is a partner of THC Shared Abacus, LP.

Secondary Sale Transactions

In June 2018, certain of our existing stockholders sold shares of our Series A redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock and common stock to a new investor, which we collectively refer to as the Secondary Sale. We agreed to waive certain transfer restrictions and rights of first refusal in connection with the Secondary Sale. The shares of common stock were sold by our stockholders to the new investor at a price of $11.500 per share for an aggregate purchase price of approximately $100.0 million.

The table below sets forth the number of shares of our Series A redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock and common stock purchased by our related parties.

Stockholder	Shares of Series A Convertible Preferred Stock	Shares of Series A-1 Convertible Preferred Stock	Shares of Common Stock	Total Purchase Price ($)
THC Shared Abacus, LP(1)	967,113	1,619,797	6,108,743	100,000,010

(1)

THC Shared Abacus, LP (a fund affiliated with L Catterton Partners) beneficially owns more than 5% of our outstanding capital stock and Scott Dahnke, a member of our board of directors, is the co-chief executive officer of L Catterton and Avik Pramanik, a member of our board of directors, is a partner of L Catterton.

The table below sets forth the number of shares of our Series A redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock and common stock sold by our related parties and the approximate proceeds each stockholder received for the sale of such shares.

Stockholder	Shares of Series A Convertible Preferred Stock	Shares of Series A-1 Convertible Preferred Stock	Shares of Common Stock	Total Sale Price ($)
Entities affiliated with Jessica Alba(1)	—	—	387,159	4,452,329
Entities affiliated with Lightspeed Venture Partners(2)	967,113	—	246,841	13,960,471
Institutional Venture Partners XIII, L.P.(3)	—	—	608,696	7,000,004
Entities affiliated with General Catalyst(4)	—	1,619,797	119,334	20,000,007
Brian Lee(5)	—	—	2,200,000	25,300,000

(1)

The entities affiliated with Jessica Alba, our Chief Creative Officer and Chair of our board of directors, whose shares are aggregated for purposes of reporting share ownership information are the Warren Trust Dated 12/22/10 and the Warren 2012 Gift Trust. Ms. Alba, our Chief Creative Officer and Chair of our board of directors, and her husband share voting and investment power as trustees over the shares held by the Warren Trust Dated 12/22/10. Howard Altman has sole voting and investment power as trustee over the shares held by the Warren 2012 Gift Trust.

(2)

The entities affiliated with Lightspeed Venture Partners whose shares are aggregated for purposes of reporting share ownership information are Lightspeed Venture Partners VIII, L.P. and Lightspeed Venture Partners Select, L.P., or Lightspeed Select. These entities beneficially own more than 5% of our outstanding capital stock and Jeremy Liew, a member of our board of directors, is a director of Lightspeed Ultimate General Partner Select, Ltd., or LUGP Select, and shares voting and dispositive power with respect to the shares held by Lightspeed Select.

(3)

Institutional Venture Partners XIII, L.P. beneficially owns more than 5% of our outstanding capital stock and Eric Liaw, a member of our board of directors, is a General Partner of Institutional Venture Partners XIII, L.P.

(4)

The entities affiliated with General Catalyst whose shares are aggregated for purposes of reporting share ownership information are General Catalyst Group V, L.P., General Catalyst Group V Supplemental, L.P. and GC Entrepreneurs Fund V, L.P. These entities beneficially own more than 5% of our outstanding capital stock and Joel Cutler, a former member of our board of directors, is a managing director of General Catalyst Partners V, L.P., which is the general partner of such entities. Mr. Cutler resigned from his position as a member of our board of directors effective upon the closing of our redeemable convertible preferred stock and common stock financing and the Secondary Sale in June 2018.

(5)

Brian Lee beneficially owned more than 5% of our outstanding capital stock and was a member of our board of directors at the time of the Secondary Sale. Mr. Lee resigned from his position as a member of our board of directors upon the closing of our redeemable convertible preferred stock and common stock financing and the Secondary Sale in June 2018.

Investors’ Rights, Management Rights, Voting and Co-Sale Agreements

In connection with our redeemable convertible preferred stock and common stock financing, we entered into investors’ rights, management rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock. The holders of more than 5% of our capital stock that are party to these agreements are THC Shared Abacus, L.P., entities affiliated with Lightspeed Venture Partners, Institutional Venture Partners XIII, L.P., entities affiliated with Fidelity and entities affiliated with General Catalyst. Nikolaos Vlahos, our Chief Executive Officer and member of our board of directors, and Jessica Alba, our Chief Creative Officer and Chair of our board of directors, are also parties to our voting and right of first refusal and co-sale agreements.

These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, which will terminate upon the earliest of: (1) five years after the completion of this offering; and (2) with respect to any particular stockholder, such time as such stockholder can sell all of its shares under Rule 144 of the Securities Act or another similar exemption during any 90-day period and such stockholder holds less than one percent of our outstanding capital stock. For a description of the registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Relationships with Jessica Alba

In July 2011, we entered into the Likeness Agreement with Ms. Alba pursuant to which we license Ms. Alba’s likeness.

In April 2020, we entered into an agreement with Summit House Studios LLC, or Summit House, pursuant to which Summit House provides digital ad production services. Ms. Alba is a member of Summit House. In 2020, we paid Summit House approximately $253,000 in fees for such services.

Other Transactions

We have entered into employment agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive Compensation.”

We have also granted stock options and to our executive officers and certain of our non-employee directors. For a description of these equity awards, see the section titled “Executive Compensation.”

In April 2017, we issued Nikolaos Vlahos, our Chief Executive Officer and member of our board of directors, 87,422 shares of our Series D redeemable convertible preferred stock pursuant to a restricted preferred stock award agreement. Between May 2017 and April 2019, Mr. Vlahos forfeited an aggregate of 45,660 shares of Series D redeemable convertible preferred stock to satisfy the tax withholding obligations pursuant to the terms of his restricted preferred stock award agreement, after which Mr. Vlahos held an aggregate of 41,762 shares of our Series D redeemable convertible preferred stock. In July 2018, Mr. Vlahos transferred such shares of our Series D redeemable convertible preferred stock to the Nikolaos and Angela Vlahos 2006 Trust pursuant to a stock transfer agreement.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price per share up to         % of the shares of common stock offered by this prospectus for sale, to certain individuals through a directed share program, including                     .

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers, and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law. See the section titled “Executive Compensation—Indemnification Matters.”

Other than as described above under this section “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related party had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of March 31, 2021, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	each of the selling stockholders.

The percentage ownership information under the column titled “Before Offering” is based on 41,614,151 shares of common stock outstanding as of March 31, 2021 assuming the automatic conversion of 24,550,464 outstanding shares of redeemable convertible preferred stock as of March 31, 2021 into an equivalent number of shares of common stock, which will occur immediately prior to the completion of this offering, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock.” The percentage ownership information under the column titled “After Offering” is based on the sale of shares of common stock in this offering and excludes any potential purchases pursuant to the directed share program in this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of March 31, 2021. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Common stock subject to stock options currently exercisable or exercisable within 60 days of March 31, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o The Honest Company, Inc., 12130 Millennium Drive, #500, Los Angeles, California 90094.

	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares	Before Offering	After Offering
5% Stockholders
THC Shared Abacus, LP(1)	15,593,874	37.5%
Institutional Venture Partners XIII, L.P.(2)	5,774,102	13.9%
Entities affiliated with Lightspeed Venture Partners(3)	5,107,983	12.3%
Entities affiliated with Fidelity(4)	3,857,676	9.3%
Entities affiliated with General Catalyst(5)	2,119,223	5.1%
Executive Officers and Directors
Nikolaos Vlahos(6)	1,791,358	4.1%
Jessica Alba(7)	2,822,559	6.7%
Rick Rexing(8)	253,253	*
Scott Dahnke(9)	15,593,874	37.5%

	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares	Before Offering		After Offering
Avik Pramanik	—	—
Eric Liaw	—	—
Jeremy Liew(10)	291,151		*
Katie Bayne(11)	37,500		*
Susan Gentile	—	—
All executive officers and directors as a group (16 persons)(12)	27,063,360	60.3%

Other Selling Stockholders:

*	Represents beneficial ownership of less than 1%.
(1)

Consists of: (i) 10,456,569 shares of common stock and (ii) 5,137,305 shares of common stock issuable upon conversion of redeemable convertible preferred stock. C8 Management, L.L.C. is the general partner of THC Shared Abacus, LP, or THC Shared Abacus. Scott A. Dahnke and J. Michael Chu are the managing members of C8 Management, L.L.C. and have shared voting and dispositive power with respect to the shares held by THC Shared Abacus. Messrs. Dahnke and Chu disclaim beneficial ownership of such shares except as to their pecuniary interest therein. The address for THC Shared Abacus is c/o L Catterton Partners, 599 West Putnam Avenue, Greenwich, Connecticut 06830.

(2)

Consists of: (i) 684,425 shares of common stock and (ii) 5,089,677 shares of common stock issuable upon conversion of redeemable convertible preferred stock. Institutional Venture Management XIII, LLC is the general partner of Institutional Venture Partners XIII, L.P., or IVP. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XIII, LLC and share voting and dispositive power over the shares held by Institutional Venture Partners XIII, L.P. The address for these entities is c/o Institutional Venture Partners, 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(3)

Consists of: (i) 4,816,832 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Lightspeed Venture Partners VIII, L.P., or Lightspeed VIII, and (ii) 291,151 shares of common stock issuable upon conversion of convertible preferred stock held by Lightspeed Venture Partners Select, L.P. , or Lightspeed Select. Lightspeed General Partner VIII, L.P., or LGP VIII, is the general partner of Lightspeed VIII. Lightspeed Ultimate General Partner VIII, Ltd., or LUGP VIII, is the general partner of LGP VIII. Barry Eggers, Ravi Mhatre and Peter Nieh are the directors of LUGP VIII and share voting and dispositive power with respect to the shares held by Lightspeed VIII. Messrs. Eggers, Mhatre and Nieh disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interest therein. Lightspeed General Partner Select, L.P., or LGP Select, is the general partner of Lightspeed Select. Lightspeed Ultimate General Partner Select, Ltd., or LUGP Select, is the general partner of LGP Select. Barry Eggers, Jeremy Liew, Ravi Mhatre and Peter Nieh are the directors of LUGP Select and share voting and dispositive power with respect to the shares held by Lightspeed Select. Messrs. Eggers, Liew, Mhatre and Nieh disclaim beneficial ownership of the shares held by Lightspeed Select except to the extent of their pecuniary interest therein. The address for these entities is 2200 Sand Hill Road, Menlo Park, California 94025.

(4)

Consists of: (i) 150,143 shares of common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (ii) 71,609 shares of common stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (iii) 212,235 shares of common stock held by Fidelity Select Portfolios: Select Consumer Staples Portfolio, (iv) 9,496 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (v) 39,835 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (vi) 6,107 shares of common stock held by Fidelity Growth Company Commingled Pool, (vii) 171,220 shares of common stock held by Fidelity U.S. Equity Central Fund - Consumer Staples Sub, (viii) 979,178 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (ix) 16,024 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Blue Chip Growth Commingled Pool, (x) 282 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, (xi) 11,802 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (xii) 337,858 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (xiii) 46,672 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by FIAM Target Date Blue Chip Growth Commingled Pool, (xiv) 1,216,858 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Puritan Trust: Fidelity Puritan Fund - Equity Sub B, (xv) 75,268 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity OTC Portfolio, (xvi) 1,226 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity OTC Commingled Pool, (xvii) 189,438 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Trend Fund: Fidelity Trend Fund, (xviii) 41,221 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (xix) 162,313 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (xx) 35,100 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Fidelity Growth Company Commingled Pool and (xxi) 83,791 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Variable Insurance Products Fund IV: Consumer Staples Portfolio (collectively, the Fidelity Entities). The Fidelity Entities are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (Fidelity Funds) advised by Fidelity Management & Research Company, LLC (FMR Co), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company, LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Puritan Trust: Fidelity Puritan Fund - Equity Sub B, Fidelity Trend Fund: Fidelity Trend Fund and Fidelity U.S. Equity Central Fund - Consumer Staples Sub is M. Gardiner & Co., c/o JPMorgan Chase Bank, N.A, P.O. Box 35308, Newark, NJ 07101-8006. The address for Fidelity Blue Chip Growth Commingled Pool, Fidelity OTC Commingled Pool, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Growth Company Commingled Pool and Fidelity Select Portfolios: Select Consumer Staples Portfolio is Mag & Co., c/o Brown Brothers Harriman & Co., Attn: Corporate Actions/Vault, 140 Broadway, New York, NY 10005. The address for Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund and Fidelity Securities Fund: Fidelity OTC Portfolio is The Northern Trust Company, Attn: Trade Securities Processing, 333 South Wabash Ave, 32nd Floor, Chicago, IL 60604. The address for Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, FIAM Target Date Blue Chip Growth Commingled Pool and Variable Insurance Products Fund IV: Consumer Staples Portfolio State Street Bank & Trust, PO Box 5756, Boston,

MA 02206. The address for Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund is BNY Mellon, One BNY Mellon Center, 500 Grant Street Aim 151-2700, Pittsburgh, PA 15258.
(5)

Consists of: (i) 1,356,057 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by General Catalyst Group V Supplemental, L.P., or GCGVS, (ii) 719,834 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by General Catalyst Group V, L.P., or GCGV, and (iii) 43,332 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by GC Entrepreneurs Fund V, L.P., or GCEV. General Catalyst GP V, LLC, or GCGPV, is the general partner of General Catalyst Partners V, L.P., which is the general partner of GCGV, GCEV and GCGVS. Lawrence Bohn, Joel Cutler, David Fialkow and Hemant Taneja are managing directors of GCGPV, and, as a result, may be deemed to have voting and dispositive power over the shares held by GCGV, GCEV, and GCGVS. The address for these entities is 20 University Road, Suite 450, Cambridge, MA 02138.

(6)

Consists of: (i) 41,762 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by the Nikolaos and Angela Vlahos 2006 Trust, over which Mr. Vlahos and his wife share voting and investment power as trustees, and (ii) 1,749,596 shares of common stock underlying stock options held by that are exercisable within 60 days of March 31, 2021.

(7)

Consists of: (i) 2,126,518 shares of common stock held by the Warren Trust Dated 12/22/10, over which Ms. Alba and her husband share voting and investment power as trustees, and (ii) 696,041 shares of common stock underlying stock options held by Ms. Alba that are exercisable within 60 days of March 31, 2021.

(8)	Consists of 231,379 shares of common stock underlying stock options that are exercisable within 60 days of March 31, 2021.
(9)

Consists of the shares held of record by THC Shared Abacus and disclosed in footnote (1) above. Mr. Dahnke is the Co-Chief Executive Officer of L Catterton Partners and may be deemed to beneficially own the shares held of record by THC Shared Abacus as disclosed in footnote (1).

(10)

Consists of the shares held of record by Lightspeed Select and disclosed in footnote (3) above. Mr. Liew is a director of LUGP Select and shares voting and dispositive power with respect to the shares held by Lightspeed Select and may be deemed to beneficially own the shares held of record by Lightspeed Select as disclosed in footnote (3).

(11)	Consists of 37,500 shares of common stock underlying stock options that are exercisable within 60 days of March 31, 2021.
(12)

Consists of (i) 13,267,512 shares of common stock held by our current directors and executive officers as a group, (ii) 1,912,740 shares of common stock issuable upon the conversion of Series A redeemable convertible preferred stock held by our current directors and executive officers as a group, (iii) 3,683,014 shares of common stock issuable upon the conversion of Series A-1 redeemable convertible preferred stock held by our current directors and executive officers as a group, (iv) 1,137,894 shares of common stock issuable upon the conversion of Series B redeemable convertible preferred stock held by our current directors and executive officers as a group, (v) 620,904 shares of common stock issuable upon the conversion of Series C redeemable convertible preferred stock held by our current directors and executive officers as a group, (vi) 107,328 shares of common stock issuable upon the conversion of Series D redeemable convertible preferred stock held by our current directors and executive officers as a group, (vii) 547,620 shares of common stock issuable upon the conversion of Series E redeemable convertible preferred stock held by our current directors and executive officers as a group, (viii) 2,550,395 shares of common stock issuable upon the conversion of Series F redeemable convertible preferred stock held by our current directors and executive officers as a group, and (ix) 3,235,953 shares of common stock issuable upon the exercise of stock options held by our current directors and executive officers that are exercisable within 60 days of March 31, 2021.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect immediately prior to the completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect immediately prior to the completion of this offering.

Immediately prior to the completion of this offering, our authorized capital stock will consist of              shares, all with a par value of $0.0001 per share, of which:

•	shares will be designated common stock; and

•	shares will be designated preferred stock.

As of December 31, 2020, we had outstanding 41,595,057 shares of common stock, assuming the automatic conversion of 24,550,464 outstanding shares of redeemable convertible preferred stock as of December 31, 2020 into an equivalent number of shares of common stock, which will occur immediately prior to the completion of this offering, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock.”

Our outstanding capital stock was held by 217 stockholders of record as of December 31, 2020. Our board of directors is authorized, without stockholder approval except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.

Common Stock

Voting Rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified structure of our board of directors, the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will not provide for cumulative voting for the election of directors.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us. See the section titled “Dividend Policy” for additional information.

Liquidation Rights

On our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

No Preemptive or Similar Rights

Our common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of December 31, 2020, there were 24,550,464 shares of our redeemable convertible preferred stock outstanding. Immediately prior to the completion of this offering, no shares of preferred stock will be outstanding assuming the automatic conversion of              outstanding shares of redeemable convertible preferred stock as of December 31, 2020 into an equivalent number of shares of common stock.

Our amended and restated certificate of incorporation that is currently in effect provides for certain anti-dilution adjustments relating to our Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock and Series F redeemable convertible preferred stock in connection with a firm-commitment underwritten public offering. The anti-dilution adjustments for each series of redeemable convertible preferred stock are based on the following target prices, which are collectively referred to as the Target Prices:

•	$21.9704 per share for our Series B redeemable convertible preferred stock;

•	$33.8216 per share for our Series C and Series D redeemable convertible preferred stock; and

•	$24.5060 per share for our Series E and Series F redeemable convertible preferred stock.

The number of shares of our common stock to be issued in connection with such anti-dilution adjustments of such series of redeemable convertible preferred stock depends on the initial public offering price of our common stock. We expect the initial public offering price of our common stock to be between $             and $             per share, as set forth on the cover page of this prospectus. However, the actual initial public offering price may be lower or higher, which would increase or decrease, respectively, the number of shares of our common stock to be issued in connection with the anti-dilution adjustments of such redeemable convertible preferred stock, as described in more detail below. We will not know the initial public offering price and, as a result, the total number of shares of common stock to be issued in connection with the anti-dilution adjustment of these shares of redeemable convertible preferred stock, until the determination of the actual price per share following the effectiveness of the registration statement of which this prospectus forms a part. If the initial public offering price per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, is less than the applicable Target Price for such series of redeemable convertible preferred stock, then the conversion price in effect immediately prior to this offering for each share of such series of redeemable convertible preferred stock shall be adjusted to be equal to the product of (i) the original issue price for such series of redeemable convertible preferred stock and (ii) a fraction, the numerator of which is the initial public offering price per share, and the denominator of which is the applicable Target Price for such series of redeemable convertible preferred stock. Based on an assumed initial offering public price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the anti-dilution adjustment of our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock would be equal to an aggregate of              shares,              shares,              shares,             shares and             shares, respectively, of our common stock.

Under our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Immediately prior to the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options and Restricted Stock Units

As of December 31, 2020, 9,019,021 shares of our common stock were issuable on the exercise of outstanding options to purchase shares of our common stock under our 2011 Plan, with a weighted-average exercise price of $10.46 per share. Subsequent to December 31, 2020, we granted restricted stock units to be settled for 100,000 shares of our common stock under our 2011 Plan. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Employee Benefit Plans.”

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our capital stock, including certain holders of our preferred stock have certain registration rights, as set forth below. This amended and restated investors’ rights agreement was entered into as of June 11, 2018. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of: (1) five years after the completion of this offering; or (2) with respect to any particular stockholder, such time as such stockholder can sell all of its shares under Rule 144 of the Securities Act or another similar exemption during any 90-day period and such stockholder holds less than one percent of our outstanding capital stock. The number of shares of our capital stock entitled to registration rights set forth below does not give effect to any anti-dilution adjustments relating to certain series of our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock.”

Demand Registration Rights

The holders of an aggregate of 20,475,727 shares of our capital stock, or the Demand Holders, and certain holders affiliated with THC Shared Abacus, LP, or the THC Holders, will be entitled to certain demand registration rights. At any time beginning on June 11, 2021, the Demand Holders are entitled to registration rights under the amended and restated investors’ rights agreement. At any time beginning six months after the effective date of the registration statement, of which this prospectus is a part, the THC Holders are entitled to registration rights under the amended and restated investors’ rights agreement.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 36,069,601 shares of our capital stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 20,475,727 shares of our capital stock and the THC Holders will be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from such holders, to have such shares registered by us if the anticipated aggregate offering price of such shares is at least $1 million, subject to exceptions set forth in the amended and restated investors’ rights agreement.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Immediately Prior to the Completion of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering will require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective immediately prior to the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

In accordance with our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law,

which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on our behalf; (B) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (C) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against us or any of our current or former directors, officers or other employees governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Additionally, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Indemnification Matters.”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on The Nasdaq Global Select Market under the symbol “HNST.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of December 31, 2020, immediately prior to the completion of this offering, a total of 41,595,057 shares of common stock will be outstanding, assuming the automatic conversion of 24,550,464 outstanding shares of redeemable convertible preferred stock as of December 31, 2020 into an equivalent number of shares of common stock, which will occur immediately prior to the completion of this offering, without giving effect to any anti-dilution adjustments relating to our Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock.” Of these shares, all of the common stock sold in this offering by us and the selling stockholders, plus any shares sold by us on the exercise of the underwriters’ option to purchase additional common stock from us, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2011 Plan, 2021 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements and Market Standoff Agreements

We, the selling stockholders, all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to the completion of this offering, have agreed, or will agree, with the underwriters that, until                  days after the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of                 , offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section titled “Underwriting.”                 may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements, including our amended and restated investors’ rights agreement, with certain of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 36,069,601 shares of our capital stock or their transferees will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

10b5-1 Plans

After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not address foreign, state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, and the Medicare contribution tax on net investment income. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us and/or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us and/or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and such Non-U.S. Holder does not timely file the required certification, such Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless (1) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our common stock. In general, we would be a United States real property holding corporation if our interests in U.S. real property comprise (by fair market value) at least half of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a

Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (a) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (b) our common stock is regularly traded on an established securities market, as defined in applicable Treasury Regulations. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If a Non-U.S. Holder’s gain on disposition of our common stock is taxable because we are a United States real property holding corporation and such Non-U.S. Holder’s ownership of our common stock exceeds 5%, such Non-U.S. Holder will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply to a corporate Non-U.S. Holder.

Non-U.S. Holders described in (1) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (1) above may be subject to the additional branch profits tax on such gain at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (2) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though a Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any distributions we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Distributions paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends, if any, on our common stock and, subject to the proposed Treasury Regulations described in this paragraph, generally also would apply to payments of gross proceeds from the sale or other disposition of our common stock. The U.S. Treasury Department released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Jefferies LLC
BofA Securities, Inc.
Citigroup Global Markets, Inc.
William Blair & Company, L.L.C.
Guggenheim Securities, LLC
Telsey Advisory Group LLC
C.L. King & Associates, Inc.
Loop Capital Markets LLC
Penserra Securities LLC
Samuel A. Ramirez & Company, Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                 and expenses incurred in connection with the directed share program.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on The Nasdaq Global Select Market under the trading symbol “HNST.”

We, the selling stockholders, all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of                on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending                days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of                on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of our stockholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Certain of the exceptions described above are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions.

, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Specifically, we expect JPMorgan Chase Bank, N.A., an affiliate of JPMorgan Securities LLC, one of the underwriters, to serve as administrative agent and lender under our 2021 Credit Facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to                     % of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to                     . The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the shares reserved for the directed share program. The directed share program will be arranged through Morgan Stanley & Co. LLC.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, or each, a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase shares or subscribe for any shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, or FSMA.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of shares as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of FSMA. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Chile

The shares of common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Santa Monica, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2019 and 2020 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.honest.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

The Honest Company, Inc.

Index to Consolidated Financial Statements

December 31, 2019 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Honest Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Honest Company, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for redeemable convertible preferred stock in 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

March 15, 2021

We have served as the Company’s auditor since 2012.

PricewaterhouseCoopers LLP, 601 South Figueroa, Los Angeles, CA 90017

T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

The Honest Company, Inc.

Consolidated Balance Sheets

December 31, 2019 and 2020

(in thousands, except share amounts and par values)

	2019	2020
Assets
Current assets
Cash and cash equivalents	$13,543	$29,259
Restricted cash	—	1,752
Short-term investments	71,479	34,425
Accounts receivable, net	24,256	22,795
Inventories, net	52,541	76,669
Prepaid expenses and other current assets	6,073	8,657

Total current assets	167,892	173,557
Restricted cash, net of current portion	—	6,189
Property and equipment, net	61,224	56,703
Goodwill	2,230	2,230
Intangible assets, net	581	511
Other assets	2,095	1,542

Total assets	$234,022	$240,732

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$20,775	$31,132
Accrued expenses	17,090	22,222
Deferred revenue	825	716

Total current liabilities	38,690	54,070
Long term liabilities
Lease financing obligation, net of current portion	39,212	38,426
Other long-term liabilities	9,993	8,657

Total liabilities	87,895	101,153

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.0001 par value, 24,596,124 shares authorized at December 31, 2019 and 2020; 24,550,464 shares issued and outstanding as of December 31, 2019 and 2020; (liquidation preference of $396,726 as of December 31, 2020)	376,404	376,404
Stockholders’ deficit
Common stock, $0.0001 par value, 55,000,000 shares authorized at December 31, 2019 and 2020; 17,016,537 and 17,044,593 shares issued and outstanding as of December 31, 2019 and 2020, respectively	2	2
Additional paid-in capital	108,110	116,056
Accumulated deficit	(338,511)	(352,977)
Accumulated other comprehensive income	122	94

Total stockholders’ deficit	(230,277)	(236,825)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$234,022	$240,732

The accompanying notes are an integral part of these consolidated financial statements.

The Honest Company, Inc.

Consolidated Statements of Comprehensive Loss

Years Ended December 31, 2019 and 2020

(in thousands, except share and per share amounts)

	2019	2020
Revenue	$235,587	$300,522
Cost of revenue	159,733	192,626

Gross profit	75,854	107,896
Operating expenses
Selling, general and administrative	70,310	71,253
Marketing	31,864	44,478
Research and development	5,137	5,705

Total operating expenses	107,311	121,436

Operating loss	(31,457)	(13,540)
Interest and other income (expense), net	429	(837)

Loss before provision for income taxes	(31,028)	(14,377)
Income tax provision	55	89

Net loss	$(31,083)	$(14,466)

Net loss per share attributable to common stockholders:
Basic and diluted	$(1.83)	$(0.85)
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted	16,958,162	17,037,786

Other comprehensive loss
Unrealized gain (loss) on short-term investments, net of taxes	196	(28)

Comprehensive loss	$(30,887)	$(14,494)

The accompanying notes are an integral part of these consolidated financial statements.

The Honest Company, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2019 and 2020

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)/Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	24,533,329	$375,759	16,933,942	$2	$100,021	$(308,358)	$(74)	$(208,409)
Impact from adoption of ASC 606	—	—	—	—	—	930	—	930
Net loss	—	—	—	—	—	(31,083)	—	(31,083)
Other comprehensive income	—	—	—	—	—	—	196	196
Issuance of Series D redeemable convertible preferred stock, net	36,426	1,371	—	—	—	—	—	—
Retirement of Series D redeemable convertible preferred stock, net	(19,291)	(726)	—	—	—	—	—	—
Stock options exercised	—	—	82,595	—	252	—	—	252
Stock-based compensation	—	—	—	—	7,837	—	—	7,837

Balances at December 31, 2019	24,550,464	$376,404	17,016,537	$2	$108,110	$(338,511)	$122	$(230,277)
Net loss	—	—	—	—	—	(14,466)	—	(14,466)
Other comprehensive income	—	—	—	—	—	—	(28)	(28)
Stock options exercised	—	—	28,056	—	41	—	—	41
Stock-based compensation	—	—	—	—	7,905	—	—	7,905

Balances at December 31, 2020	24,550,464	$376,404	17,044,593	$2	$116,056	$(352,977)	$94	$(236,825)

The accompanying notes are an integral part of these consolidated financial statements.

The Honest Company, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2020

(in thousands)

	2019	2020
Cash flows from operating activities
Net loss	$(31,083)	$(14,466)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	7,672	4,854
Stock-based compensation	8,380	7,905
Other	(156)	166
Changes in assets and liabilities
Accounts receivable, net	(2,458)	1,461
Inventories	4,649	(24,129)
Prepaid expenses and other assets	(1,421)	(1,496)
Accounts payable, accrued expenses and other long-term liabilities	(5,163)	13,748
Deferred revenue	(412)	(109)

Net cash used in operating activities	(19,992)	(12,066)

Cash flows from investing activities
Purchase of short-term investments	(74,433)	(22,462)
Proceeds from sales of short-term investments	4,839	5,830
Proceeds from maturities of short-term investments	81,262	53,528
Purchase of property and equipment	(661)	(200)

Net cash provided by investing activities	11,007	36,696

Cash flows from financing activities
Proceeds from exercise of stock options	252	41
Purchase and retirement of Series D redeemable convertible preferred stock	(285)	—
Payments on lease obligations	(272)	(1,014)

Net cash used in financing activities	(305)	(973)

Net increase (decrease) in cash, cash equivalents and restricted cash	(9,290)	23,657
Cash, cash equivalents and restricted cash
Beginning of year	22,833	13,543

End of year	$13,543	$37,200

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$13,543	$29,259
Restricted cash, current	—	1,752
Restricted cash, non-current	—	6,189

Total cash, cash equivalents and restricted cash	$13,543	$37,200

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$1,724	$1,844
Income taxes	75	102
Supplemental disclosures of noncash activities
Equipment acquired under capital lease obligations	$311	$71
Deferred offering costs included in accounts payable and accrued expenses	—	533
Capital expenditures included in accounts payable and accrued expenses	606	44

The accompanying notes are an integral part of these consolidated financial statements.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

1.	Nature of Business

The Honest Company, Inc. (the “Company”) was incorporated in the State of California on July 19, 2011 and on May 23, 2012 was re-incorporated in the State of Delaware under the same name. The Company is a mission-driven clean lifestyle brand that designs and sells environmentally sustainable products. The Company sells its products through digital and retail sales channels in the following product categories: diapers and wipes, skin and personal care, and household and wellness.

Capital Resources and Liquidity

The Company has incurred net losses and net cash outflows from operating activities since its inception. To date, the Company’s available liquidity and operations have been financed primarily through the sale of redeemable convertible preferred stock, equity securities and to a lesser extent, debt financing. Although the Company is dependent on its ability to raise capital or generate sufficient cash flow from operations to achieve its business objectives, the Company believes its existing cash, cash equivalents, and short-term investments will be sufficient to meet its working capital and capital expenditure needs for at least the next twelve months. Future capital requirements will depend on many factors, including the Company’s rate of revenue growth and the level of expenditures in all areas of the Company. To the extent that existing capital resources and sales growth are not sufficient to fund future activities, the Company will need to raise capital through additional equity or debt financings. Additional funds may not be available on terms favorable to the Company or at all. Failure to raise additional capital, if and when needed, could have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company include the consolidated financial position and results of operations of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Change in Accounting Principle

As a private company, the Company presented its redeemable convertible preferred stock within stockholders’ deficit. The deemed liquidation preference provisions of the Company’s redeemable convertible preferred stock are considered contingent redemption provisions as they may result in a redemption not solely within the control of the Company, which require the redeemable convertible preferred stock to be presented in the mezzanine section of the consolidated balance sheets in filings with the Securities and Exchange Commission. In connection with the reissuance of the Company’s 2019 consolidated financial statements, the Company reclassified its redeemable convertible preferred stock from stockholders’ deficit to the mezzanine section of the consolidated balance sheets.

Segment Reporting and Geographic Information

The Company’s Chief Executive Officer, as the chief operating decision maker, organizes the Company, manages resource allocations and measures performance on the basis of one operating segment. All of the Company’s long-lived assets are located in the United States and substantially all of the Company’s revenue is from customers located in the United States.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s estimates, which are subject to varying degrees of judgment, include the valuation of inventories, sales returns and allowances, allowances for doubtful accounts, valuation of short-term investments, valuation of build-to-suit lease, capitalized software, useful lives associated with long-lived assets, valuation allowances with respect to deferred tax assets, accruals and contingencies, recoverability of goodwill and long-lived assets, and the valuation and assumptions underlying stock-based compensation, common stock and redeemable convertible preferred stock. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID-19”) a pandemic. The full extent to which the outbreak of the COVID-19 pandemic will impact the Company’s business, results of operations and financial condition is still unknown and will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

In light of the currently unknown ultimate duration and severity of COVID-19, the Company faces a greater degree of uncertainty than normal in making certain judgments and estimates needed to apply significant accounting policies. The Company assessed certain accounting matters and estimates that generally require consideration of forecasted information in context with the information reasonably available to the Company as of December 31, 2020 and through the date of this report. Management is not aware of any specific event or circumstance that would require an update to estimates or judgments or a revision to the carrying value of assets or liabilities. However, these estimates and judgments may change as new events occur and additional information is obtained, which may result in changes being recognized in the Company’s consolidated financial statements in future periods.

Concentrations

Financial instruments that potentially subject the Company to credit risk consist principally of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. The Company places its cash with high credit quality financial institutions, which may at times exceed federally insured limits. The Company invests its excess cash primarily in highly rated money market funds and short-term debt instruments, diversifies its investments and, by policy, invests only in highly rated securities to minimize credit risk.

At each reporting period, the Company reevaluates each customer’s ability to satisfy credit obligations and maintains an allowance for doubtful accounts based on the evaluations.

The Company’s customers that accounted for 10% or more of total accounts receivable, net, were as follows:

	As of December 31,
	2019		2020
Customer A	58%		41%
Customer C		*	27%

* Balance was less than 10% as of December 31, 2019

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

The Company’s customers that accounted for 10% or more of total revenue were as follows:

	Year Ended December 31
	2019	2020
Customer A	26%	23%
Customer B	14%	22%

The Company currently buys all of its diapers from one supplier. Additionally, the Company currently buys substantially all of its wipes from one supplier. Management believes that other suppliers could provide similar products on reasonable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

Cash, Cash Equivalents and Restricted Cash

Cash equivalents consist of short-term, highly liquid investments with stated maturities of three months or less from the date of purchase. Cash equivalents comprise amounts invested in money market funds. Restricted cash consists of deposits in a bank account used to collateralize the letters of credit for certain lease arrangements.

Investments

Investments consist of highly liquid investments in debt securities. Investments comprises commercial paper, certificates of deposit, corporate bonds and U.S. government and agency securities, which are classified as available-for-sale investments. The Company includes its available-for-sale investments in current assets because the securities represent investments of cash available for current operations. Available-for-sale investments are recorded at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics. Unrealized holding gains and losses are excluded from earnings and are reported as a component of comprehensive loss. Realized gains or losses are recorded in interest and other income, net.

The Company evaluates the potential impairment through review of unrealized losses associated with its investments to determine if the impairment is “temporary” or “other-than-temporary.” A “temporary” unrealized loss is recorded in the accumulated other comprehensive loss component of stockholders’ deficit. Such an unrealized loss does not reduce net income for the applicable accounting period because the loss is not viewed as “other-than-temporary”. If the impairment is determined to be “other-than-temporary” the loss is recorded as an impairment charge in the period any such determination is made. The factors evaluated to differentiate between “temporary” and “other-than-temporary” include the projected future cash flows, credit rating actions, and assessment of the credit quality of the underlying collateral, as well as other factors.

Accounts Receivable

Sales made through the Company’s website are conducted with credit cards, and the Company records its credit card sales in transit as accounts receivable at selling price less applicable deductions. The Company also extends credit in the normal course of business to its third-party ecommerce customers and retailers and performs credit evaluations on a case-by-case basis. The Company does not obtain collateral or other security related to its accounts receivable.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Accounts receivable is presented net of allowances. The Company does not accrue interest on its trade receivables. On a periodic basis, the Company evaluates accounts receivable estimated to be uncollectible, and provides allowances as necessary for doubtful accounts. The allowance for doubtful accounts was not material as of December 31, 2019. The allowance for doubtful accounts was $1.4 million as of December 31, 2020, which was the result of the Company recognizing $1.4 million of bad debt expense during the year ended December 31, 2020.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or estimated net realizable value. Cost is computed based on weighted average historical costs. The Company allocates certain overhead costs to the carrying value of its finished goods. The carrying value of inventories is reduced for any excess and obsolete inventory. Excess and obsolete inventory reductions are determined based on assumptions about future demand and sales prices, estimates of the impact of competition, and the age of inventory. If actual conditions are less favorable than those previously estimated by management, additional inventory write-downs could be required.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Repairs and maintenance costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in the consolidated statements of comprehensive loss. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets as follows:

Machinery and equipment	3–20 years
Computer and office equipment	3–5 years
Capitalized software and website development costs	1–5 years
Furniture and fixtures	3–5 years
Building	40 years
Leasehold improvements	Lesser of the estimated useful life
or the remaining lease term

Deferred Offering Costs

Deferred offering costs consist of costs incurred in connection with the anticipated sale of the Company’s common stock in an initial public offering (“IPO”), including certain legal, accounting, and other IPO related costs. After completion of the IPO, deferred offering costs are recorded in stockholders’ deficit as a reduction from the proceeds of the offering. Should the Company terminate its planned IPO or if there is a significant delay, the deferred offering costs would be expensed to operating expenses in the consolidated statements of comprehensive loss. No deferred offering costs were recorded as of December 31, 2019. As of December 31, 2020, $0.5 million of deferred offering costs had been recorded in other assets on the Company’s consolidated balance sheets.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) No. 840, Leases. The Company leases certain equipment under capital lease agreements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments,

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are amortized using the straight-line method over the estimated useful life of the asset.

Rent expense on operating leases is recorded on a straight-line basis over the lease term. Deferred rent represents the difference between rent amounts paid and amounts recognized as straight-line expense. The excess of straight-line rent expense over lease payments due is recorded as a deferred rent liability in accrued expenses, for the current portion, and other long-term liabilities, for the noncurrent portion, in the consolidated balance sheets. As of December 31, 2019, the Company recorded deferred rent liabilities of $0.8 million in accrued expenses and $9.3 million in other long-term liabilities. As of December 31, 2020, the Company recorded deferred rent liabilities of $0.9 million in accrued expenses and $8.4 million in other long-term liabilities.

Build-to-Suit Lease

The Company records assets and liabilities for the fair value of buildings under lease when it is considered the owner for accounting purposes only, or build-to-suit leases, to the extent it is involved in the construction of structural improvements or takes construction risk prior to commencement of a lease. Upon completion of construction of facilities under build-to-suit leases, the Company assesses whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance. If the Company continues to be the deemed owner, the facilities are accounted for as financing obligations.

The Company records rent payments as a reduction of the lease financing obligation and imputed interest expense; ground rents are recorded as an operating expense. Upon completion of construction, the fair value of the lease property is depreciated over the building’s estimated useful life. At the conclusion of the lease term, the Company will de-recognize both the then carrying values of the asset and financing obligation.

Capitalized Software and Website Development Costs

The Company accounts for its internal-use software costs and website development costs in accordance with ASC No. 350-40, Internal-Use Software, and ASC No. 350-50, Website Development Costs, respectively. The Company capitalizes costs to purchase and develop its websites and internal-use software and amortizes such costs on a straight-line basis over the estimated useful life of the software once it is available for its intended use. Capitalization of internal-use costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the project, and it is probable that the project will be completed and will be used to perform the function intended. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Capitalized internal-use software and website development costs, including purchased software, is recorded in property and equipment, net in the consolidated balance sheets.

For cloud-computing service arrangements, the Company capitalizes implementation costs consistent with internal-use software costs. Such capitalized costs are included within prepaid expenses and other current assets, for the current portion, and other assets, for the noncurrent portion, in the consolidated balance sheets and are expensed on a straight-line basis over the term of the service arrangement as selling, general and administrative expense. Capitalized implementation costs from cloud computing service arrangements was $1.4 million, net of $0.1 million of accumulated amortization as of December 31, 2019 and $0.9 million, net of $0.6 million of accumulated amortization as of December 31, 2020.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but evaluated for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that the value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant adverse changes in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner in which the Company uses the acquired assets or the strategy for the Company’s overall business, significant industry or economic trends, or significant underperformance relevant to expected historical or projected future results of operations.

Goodwill is assessed for possible impairment by performing a qualitative analysis to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, then the Company is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than its book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The Company tests goodwill for impairment annually at October 31.

The Company performed its annual goodwill impairment test at October 31, 2019 and 2020 and no impairment was identified.

Intangible Assets, Net

Intangible assets are stated at cost, net of accumulated amortization. Intangible assets consist of tradenames and domain names. Tradenames and domain names are amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over the estimated useful lives of the assets of 15 years.

Impairment of Long-Lived Assets

The Company assesses the carrying value of its long-lived assets, consisting primarily of property and equipment and intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Such events or changes in circumstances may include a significant decrease in the market price of a long-lived asset, a significant change in the extent or manner in which an asset is used, a significant change in legal factors or in the business climate, a significant deterioration in the amount of revenue or cash flows expected to be generated from a group of assets, a current expectation that, more likely than not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, or any other significant adverse change that would indicate that the carrying value of an asset or group of assets may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance is provided on deferred tax assets when it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Foreign Currency Transactions

The Company records foreign currency gains or losses in other income, net in the consolidated statements of comprehensive loss, related to transactions denominated in currencies other than the U.S. dollar. During the years ended December 31, 2019 and 2020, foreign currency gains, net were $0.1 million and $0.1 million, respectively.

Contingent Liabilities

If a potential loss contingency is considered probable, and the amount can be reasonably estimated, the Company accrues a liability for an estimated loss. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible. However, if the Company determines that a contingent loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. Legal costs are expensed as incurred.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy in measuring the fair value of the Company’s assets and liabilities, focusing on the most observable inputs when available:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active for identical or similar assets and liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Level 3	Valuations are based on inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Fair value is based on quoted market prices, if available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independently sourced market parameters as inputs.

Cash equivalents, consisting primarily of money market funds, represent highly liquid investments with maturities of three months or less at purchase. Market prices, which are Level 1 in the fair value hierarchy, are used to determine the fair value of the money market funds.

Investments in debt securities are measured using broker provided indicative prices developed using observable market data, which are considered Level 2 in the fair value hierarchy.

Certain assets, including long-lived assets, goodwill and intangible assets are also subject to measurement at fair value on a nonrecurring basis if they are deemed to be impaired as a result of an impairment review. The fair value is measured using Level 3 inputs in the fair value hierarchy.

Revenue Recognition

The Company sells its products through digital and retail sales channels in the following product categories: diapers and wipes, skin and personal care, and household and wellness. The digital sales channel includes direct-to-consumer sales through the Company’s website and sales to third-party ecommerce customers, who resell the Company’s products through their own online platforms. The retail sales channel includes sales to traditional brick and mortar retailers, who may also resell the Company’s products through their own online platforms.

The Company accounts for revenue contracts with customers by applying the following steps in accordance with ASC No. 606, Revenue from Contracts with Customers:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company elected as an accounting policy to record all shipping and handling costs as fulfillment costs. The Company accrues the cost of shipping and handling and recognizes revenue and costs at the point in time that control of the goods transfers to the customer.

Direct-to-Consumer

For direct sales to the consumer through the Company’s website, the Company’s performance obligation consists of the sale of finished goods to the consumer. Consumers may purchase products at any time or enter into subscription arrangements. Consumers place orders online in accordance with the Company’s standard terms and

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

conditions and authorize payment when the order is placed. Credit cards are charged at the time of shipment. For subscription arrangements, consumers sign up to receive products on a periodic basis. Subscriptions are cancellable at any time without penalty, and no amounts are collected from the consumer until products are shipped. Revenue is recognized when transfer of control to the consumer takes place which is when the product is delivered to the carrier. Sales taxes collected from consumers are accounted for on a net basis and are excluded from revenue.

Consumers may purchase gift cards, which are recorded as deferred revenue at the time of purchase. The Company recognizes revenue when these gift cards are redeemed for products and the revenue recognition criteria as described above have been met. For the years ended December 31, 2019 and 2020, revenue recognized from the use of gift cards were not material. Deferred revenue related to gift card purchases as of December 31, 2019 and 2020 were not material.

Retail and Third-Party Ecommerce

For retail and third-party ecommerce sales, the Company’s performance obligation consists of the sale of finished goods to retailers and third-party ecommerce customers. Revenue is recognized when control of the promised goods is transferred to those customers at time of shipment or delivery, depending on the contract terms. After the completion of the performance obligation, the Company has the right to consideration as outlined in the contract. Payment terms vary among the retail and third-party ecommerce customers although terms generally include a requirement of payment within 30 to 45 days of product shipment.

Sales Returns and Allowances

For direct-to-consumer, retail, and third-party ecommerce sales, the Company records estimated sales returns in the same period that the related revenue is recorded. The Company uses the expected value method to estimate returns, taking into consideration assumptions of demand based on historical data and historical returns rates. When estimating returns, the Company also considers future business initiatives and relevant anticipated future events. Estimated sales returns and ultimate losses may vary from actual results, which could be material to the consolidated financial statements. The estimated sales returns allowance is recorded as a reduction in revenue.

For direct-to-consumer, retail and third-party ecommerce sales, the Company offers credits in the form of discounts, which are recorded as reductions in revenue and are allocated to products on a relative basis based on their respective standalone selling price.

For retail and third-party ecommerce sales, the Company routinely commits to one-time or ongoing sales incentive programs with its customers that may require the Company to estimate and accrue the expected costs of such programs, including trade promotion activities and contractual allowances. The Company records these programs as a reduction to revenue unless it receives a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received, in which case the Company records it as a marketing expense. The Company recognizes a liability or a reduction to accounts receivable, and reduces revenue based on the estimated amount of credits that will be claimed by customers. An allowance is recorded as a reduction to accounts receivable if the customer can deduct the program amount from outstanding invoices.

Estimates for these sales incentive programs are developed using the most likely amount and are included in the transaction price to the extent that a significant reversal of revenue would not result once the uncertainty is resolved. In developing its estimate, the Company uses historical analysis and contractual rates in determining

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

the accruals for these activities. The Company also considers the susceptibility of the incentive to outside influences, the length of time until the uncertainty is resolved and the Company’s experience with similar contracts. Judgment is required to determine the timing and amount of recognition of sales incentive program accruals which the Company estimates based on past practice with similar arrangements.

The following table summarizes the changes in the allowance for sales incentive programs for retail and third-party ecommerce customers for the years ended December 31:

	2019	2020
(In thousands)
Beginning balance	$4,455	$8,428
Charged to revenue	27,529	35,465
Charged to marketing expense	7,889	10,906
Utilization of accrual for trade promotions	(31,445)	(46,592)

Ending balance	$8,428	$8,207

At December 31, 2019 and 2020, $8.0 million and $7.8 million of the ending allowance balances were recorded as a reduction to accounts receivable, respectively.

Contract Assets

There are no material assets related to incremental costs to obtain or fulfill customer contracts.

Cost of Revenue

Cost of revenue includes the purchase price of merchandise sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, credit card processing fees and warehouse fulfillment costs incurred in operating and staffing warehouses, including rent. Cost of revenue also includes depreciation and amortization, allocated overhead and direct and indirect labor for warehouse personnel.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel costs, principally for our selling and administrative functions. These include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense. Selling, general and administrative expenses also include technology expenses, professional fees, facility costs, including insurance, utilities and rent relating to our headquarters, depreciation and amortization, and overhead costs.

Marketing

Marketing expenses includes costs related to the Company’s branding initiatives, retail customer marketing activities, point of purchase displays, targeted online advertising through sponsored search, display advertising, email marketing campaigns, market research, content production and other public relations and promotional initiatives.

Advertising costs are expensed as incurred. Media production costs are expensed the first time the advertisement is aired. Deferred advertising costs consist mainly of point of purchase displays that are specifically branded for

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

the Company’s products and provided to retailers in order to facilitate the marketing of the Company’s products within retail stores. The point of purchase display costs are capitalized as deferred advertising costs and charged to marketing expense over the expected period of benefit, which generally ranges from one to three years. As of December 31, 2019 and 2020, the current portion of deferred advertising costs was $0.9 million and $1.4 million, respectively, which is included in prepaid expenses and other current assets. As of December 31, 2019 and 2020, the noncurrent portion of deferred advertising costs was $0.8 million and $0.2 million, respectively, which is included in other assets. Advertising expense was $28.9 million and $41.1 million for the years ended December 31, 2019 and 2020, respectively.

Research and Development

Research and development expenses relate to costs incurred for the development of new products, improvement in the quality of existing products and the development and implementation of new technologies to enhance the quality and value of products. Research and development expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense. Research and development expenses also include allocated depreciation and amortization and overhead costs. The Company expenses research and development costs in the period they are incurred.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for employees and non-employees based on the grant-date fair value of stock options over the applicable service period. For awards that vest based on continued service, stock-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For awards with performance vesting conditions, stock-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved. The grant date fair value of stock options that contain service or performance conditions is estimated using the Black-Scholes option-pricing model. The grant date fair value of restricted stock awards that contain service vesting conditions are estimated based on the fair value of the underlying shares on grant date. For awards with market vesting conditions, the fair value is estimated using a Monte Carlo simulation model, which incorporates the likelihood of achieving the market condition.

The Company grants certain stock option awards that contain service and performance vesting conditions. For these awards, the Company commences recognition of stock-based compensation cost once it is probable that the performance condition will be achieved. Once it is probable that the performance condition will be achieved, the Company recognizes stock-based compensation cost over the remaining requisite service period under a graded vesting model, with a cumulative adjustment for the portion of the service period that occurred for the period prior to the performance condition becoming probable of being achieved.

The Company also grants certain stock option awards that contain service, performance and market vesting conditions, where the performance condition is an initial public offering or a change in control event. This performance condition is not probable of being achieved for accounting purposes until the event occurs. Thereafter, expense is recognized when the event occurs even if the market condition was not or is not achieved, provided the employee continues to satisfy the service condition.

Determining the fair value of stock-based awards requires judgment. The Black-Scholes option-pricing model is used to estimate the fair value of stock options that have service and/or performance vesting conditions. The Monte Carlo simulation model is used to estimate the fair value of stock options that have market vesting

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

conditions. The assumptions used in these option-pricing models require the input of subjective assumptions and are as follows:

•

Fair value - The fair value of the common stock underlying the Company’s stock-based awards was determined by the Company’s Board of Directors (the “Board”). Because there is no public market for the Company’s stock, the Company’s Board determined the common stock fair value at the stock option grant date by considering several objective and subjective factors, including the price paid for its common and preferred stock, actual and forecasted operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones within the Company, the rights, preferences, and privileges of its common and preferred stock, and the likelihood of achieving a liquidity event. The fair value of the underlying common stock will be determined by the Board until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

Expected volatility - Expected volatility is based on historical volatilities of a publicly traded peer group based on weekly price observations over a period equivalent to the expected term of the stock option grants.

•

Expected term - For stock options with only service vesting conditions the expected term is determined using the simplified method, which estimates the expected term using the contractual life of the option and the vesting period. For stock options with performance or market conditions, the term is estimated in consideration of the time period expected to achieve the performance or market condition, the contractual term of the award, and estimates of future exercise behavior.

•	Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the options.

•

Expected dividend yield - The dividend yield is based on the Company’s current expectations of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The determination of stock-based compensation cost is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense and its net loss could have been significantly different.

New shares are issued from authorized shares of common stock upon the exercise of stock options.

Recent Accounting Pronouncements

As an “emerging growth company”, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU’) No. 2014-09, Revenue from Customers with Contracts (Topic 606) (“ASC 606”), as subsequently amended. The Company early adopted ASC 606 on January 1, 2019 on a modified retrospective basis. See Note 3 – Revenue.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this guidance require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company early adopted this guidance January 1, 2019. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to nonemployees with the guidance applicable to grants to employees. Under this new standard, equity-classified share-based payment awards issued to nonemployees will be measured on the grant date, instead of the current requirement to remeasure the awards through the performance completion date. Further, compensation cost for awards with performance conditions will be recognized when it is probable the conditions will be achieved, rather than at the lowest aggregate fair value of the award. The Company early adopted this guidance on January 1, 2019, concurrently with the adoption of ASC 606. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which clarifies the accounting for implementation costs in cloud computing arrangements. The Company early adopted this guidance on January 1, 2019 and during 2019 capitalized certain implementation costs associated with cloud computing arrangements. See Capitalized Software and Development Costs accounting policy within this note.

Recently Issued Accounting Pronouncements – Not Yet Adopted

In February 2016, FASB issued ASU No 2016-02, Leases (Topic 842), as subsequently amended, collectively codified under Topic 842. Topic 842 requires lessees to recognize on the balance sheet assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet the new ASU will require both types of leases to be recognized on the balance sheet. ASU 2016-02 was effective for public business entities for fiscal years beginning after December 15, 2018. In June 2020, FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) – Effective Dates for Certain Entities, which extended the effective date of this guidance for certain non-public entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the adoption of this guidance and the potential effects on its consolidated financial statements. The Company anticipates the adoption of this guidance may result in a material impact to the Company’s consolidated financial statements as it relates to its build-to-suit lease and recording other operating leases on the consolidated balance sheets.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to amend the accounting for credit losses for certain financial instruments. This guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses. In November 2019, FASB issued ASU No. 2019-10 which delayed the effective dates of the guidance. This guidance is effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies (“SRC”) for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the adoption of this guidance and the potential effects on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this guidance eliminate Step 2 from the goodwill impairment test, whereby an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under this amendment, an entity should perform its goodwill impairment test by comparing the value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective dates of this guidance. This guidance is effective for public business entities excluding entities eligible to be SRCs for annual and any interim impairment test performed for periods beginning after December 15, 2019. For all other entities the guidance is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the adoption of this guidance and the potential effects on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 as well as by improving consistent application of the topic by clarifying and amending existing guidance. For public business entities, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company is currently evaluating the timing of adoption and impact on the Company’s consolidated financial statements.

3.	Revenue

Impact of ASC 606 adoption

The primary impact of the adoption of ASC 606 related to direct-to-consumer sales that were previously deferred until delivery had occurred but under ASC 606 are recognized at the time of shipment. Upon adoption of ASC

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

606 on January 1, 2019, the Company recognized a reduction to accumulated deficit of $0.9 million, a reduction to inventory of $0.5 million and a reduction to deferred revenue of $1.4 million.

Disaggregation of revenue

Revenue by sales channel is as follows for the years ended December 31:

	2019	2020
(In thousands)
Digital	$128,716	$166,733
Retail	106,871	133,789

	$235,587	$300,522

Revenue by major product category is as follows for the years ended December 31:

	2019	2020
(In thousands)
Diapers and wipes	$161,855	$188,452
Skin and personal care	58,706	79,542
Household and wellness	15,026	32,528

	$235,587	$300,522

4.	Investments

At December 31, 2019 and 2020, all investments in debt securities are classified as available-for-sale investments. All investments are reported within current assets because the securities represent investments of cash available for current operations. As of December 31, 2019 and 2020, the Company held $47.8 million and $27.5 million, respectively, of investments with contractual maturities of less than one year. As of December 31, 2019 and 2020, the Company held $23.6 million and $6.9 million , respectively, of investments with contractual maturities between one and two years. Available-for-sale investments are recorded at fair value, and unrealized holding gains and losses are recorded as a component of other comprehensive loss. The following table summarizes the Company’s available-for-sale investments as of December 31:

	2019
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
(In thousands)
Corporate bonds	$36,431	$71	$(5)	$36,497
Commercial paper	515	—	—	515
Certificates of deposit	15,144	16	—	15,160
U.S. government and agency securities	19,267	42	(2)	19,307

	$71,357	$129	$(7)	$71,479

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

	2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
(In thousands)
Corporate bonds	$22,894	$58	$(3)	$22,949
Commercial paper	538	—	—	538
Certificates of deposit	4,447	1	—	4,448
U.S. government and agency securities	6,452	38	—	6,490

	$34,331	$97	$(3)	$34,425

Realized gains and losses on investments in debt securities were not material for the years ended December 31, 2019 and 2020.

5.	Fair Value Measurements

Financial assets measured and recorded at fair value on a recurring basis consist of the following as of December 31:

	2019
	Level 1	Level 2	Level 3	Total
(In thousands)
Cash equivalents
Money market funds	$2,645	$—	$—	$2,645

Total cash equivalents	2,645	—	—	2,645
Short-term investments
Corporate bonds	—	36,498	—	36,498
Commercial paper	—	515	—	515
Certificates of deposit	—	15,159	—	15,159
U.S. government and agency securities	—	19,307	—	19,307

Total short-term investments	—	71,479	—	71,479

Total	$2,645	$71,479	$—	$74,124

	2020
	Level 1	Level 2	Level 3	Total
(In thousands)
Cash equivalents
Money market funds	$12,696	$—	$—	$12,696

Total cash equivalents	12,696	—	—	12,696
Short-term investments
Corporate bonds	—	22,949	—	22,949
Commercial paper	—	538	—	538
Certificates of deposit	—	4,448	—	4,448
U.S. government and agency securities	—	6,490	—	6,490

Total short-term investments	—	34,425	—	34,425

Total	$12,696	$34,425	$—	$47,121

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

The carrying amounts for the Company’s accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities.

6.	Property and Equipment, Net

Property and equipment consisted of the following as of December 31:

	2019	2020
(In thousands)
Machinery and equipment	$12,228	$12,030
Computer and office equipment	2,003	1,356
Capitalized software	5,082	4,924
Furniture and fixtures	4,185	4,204
Leasehold improvements	15,833	15,833
Building	42,147	42,147

	81,478	80,494
Accumulated depreciation and amortization	(20,254)	(23,791)

Total property and equipment, net	$61,224	$56,703

The Company capitalized the fair value of buildings under build-to-suit lease arrangements where it is considered the owner, for accounting purposes only. See Note 10 – Commitments and Contingencies, for additional information.

The Company enters into capital lease agreements for certain equipment. During the years ended December 31, 2019 and 2020, the gross assets recorded under capital leases were $1.6 million and $1.7 million , respectively. For the years ended December 31, 2019 and 2020, depreciation and amortization of equipment under capital lease obligations was $0.3 million and $0.3 million, respectively.

Total depreciation and amortization expense for property and equipment, inclusive of depreciation and amortization expense for equipment under capital lease obligations, was $7.5 million and $4.9 million for the years ended December 31, 2019 and 2020, respectively.

For the year ended December 31, 2019, property and equipment depreciation and amortization expense of $2.3 million, $0.2 million and $5.0 million were allocated to cost of revenues, research and development and selling, general and administrative expenses, respectively.

For the year ended December 31, 2020, property and equipment depreciation and amortization expense of $2.3 million, $0.3 million and $2.3 million were allocated to cost of revenues, research and development and selling, general and administrative expenses, respectively.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

7.	Intangible Assets, Net

Intangible assets consisted of the following as of December 31:

	2019
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
(In thousands)
Tradenames	$770	$(335)	$435
Domain names	287	(141)	146

Total intangible assets, net	$1,057	$(476)	$581

	2020
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
(In thousands)
Tradenames	$770	$(386)	$384
Domain names	287	(160)	127

Total intangible assets, net	$1,057	$(546)	$511

As of December 31, 2020, the weighted average remaining useful lives for tradenames and domain names was 7.9 and 6.8 years, respectively.

Amortization expense amounted to $0.1 million and $0.1 million for the years ended December 31, 2019 and 2020, respectively. Estimated future amortization expense for each of the following five years ending December 31 and thereafter is as follows:

(In thousands)
2021	$70
2022	70
2023	70
2024	70
2025	70
Thereafter	161

$511

8.	Credit Facilities

In May 2017, the Company entered into an Asset Backed Loan facility (“ABL Revolver”) with a financial institution that provides advances up to $50.0 million including sub-limits for letters of credit and swingline loans. The facility was scheduled to mature in May 2022. Advances under the ABL Revolver bore interest on the outstanding balance at an applicable rate of either (a) the LIBOR rate plus a spread or (b) the CBFR rate plus a spread, depending on the type of advance elected by the Company and the fixed charge coverage ratio measured at the time. The facility included a commitment fee of 0.25% or 0.375% per annum, depending on the applicable rate, as well as participation fees and fronting fees that are determined based on letter of credit exposure. The

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

facility also had affirmative covenants, such as required financial reporting, compliance with laws as well as restrictions on other indebtedness and guaranties, liens, dividends or distributions, certain dispositions and certain investments. In addition, the credit facility contains customary events of default provisions. As of December 31, 2019, the Company had no outstanding borrowings under the ABL Revolver and the interest rate on the ABL Revolver was 5.25%.

On June 4, 2020, the Company terminated the ABL Revolver. The Company had no outstanding borrowings under the ABL Revolver immediately prior to termination. Upon termination of the ABL Revolver, the Company was required to post collateral of $7.9 million in a restricted cash account to collateralize the letters of credit related to certain facility leases.

As of December 31, 2020, the letters of credit issued related to facility leases totaled $7.7 million, which is collateralized by the Company’s restricted cash of $7.9 million.

9.	Accrued Expenses

Accrued expenses consisted of the following as of December 31:

	2019	2020
(In thousands)
Payroll and payroll related expenses	$3,822	$6,115
Accrued inventory purchases	3,242	4,588
Accrued sales and use tax	1,032	820
Accrued returns	2,154	2,585
Other accrued expenses	6,840	8,114

Total accrued expenses	$17,090	$22,222

10.	Commitments and Contingencies

Leases

The Company leases warehouse and office facilities under operating lease agreements, some of which contain free rent periods and escalation clauses. Rent expense is recorded on a straight-line basis over the lease term with the difference between the rent paid and the straight-line rent expense recorded as a deferred rent liability.

On November 16, 2016, the Company entered into a warehouse facility lease in Las Vegas, Nevada. The lease term is ten years and four months, commencing on August 15, 2017. The lease contains both free rent periods and escalation clauses, which update every twelve months. The lease contains two renewal options each with a period for up to five years.

The Company concluded that it was deemed the owner, for accounting purposes only, of the warehouse facility under build-to-suit lease accounting due to its involvement in the construction activities of the facility. The fair market value of the building was capitalized as a noncash transaction, offset by a corresponding liability on the consolidated balance sheets. Upon completion of construction, the Company retained the fair value of the leased property and the obligation on its consolidated balance sheets as it did not qualify for sales recognition under the sale-leaseback accounting guidance due to continuing involvement in the leased property. Accordingly, the Company accounted for the facility as a financing arrangement. As of December 31, 2020, the Company has capitalized $38.6 million in property and equipment, net and a corresponding current and noncurrent financing obligation of $39.2 million in relation to this arrangement.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

On January 15, 2016, the Company entered into a second amendment of its warehouse facility lease in Ontario, California, in order to exercise the option to extend the lease term by five years through October 31, 2021. The Company’s warehouse facility lease contains a further renewal option period for up to five years. In November 2017, the Company entered into an agreement to sublease this facility for a term of three years and nine months beginning February 1, 2018.

On July 8, 2015, the Company entered into an office facility lease for its headquarters. The lease term is an eleven-year period commencing on March 1, 2016 and contains both free rent periods and escalation clauses, which update every twelve months. The Company’s headquarters lease contains two renewal options each with a period for up to five years. In May 2017, the Company entered into an agreement to sublease a portion of this facility for a term of five years beginning June 1, 2017. In December 2018, the Company amended the sublease agreement to sublease another portion of this facility through July 2022.

As of December 31, 2020, the future minimum rental payments under noncancelable leases with offsetting sublease receipts are as follows:

(In thousands)	Facility Leases	Subleases	Build-to-Suit Lease	Capital Leases
Years Ending December 31,
2021	5,814	(2,657)	2,565	373
2022	5,231	(1,115)	2,639	238
2023	5,754	—	2,713	14
2024	5,916	—	2,788	—
2025	6,082	—	2,868	—
Thereafter	7,610	—	5,836	—

Future minimum lease payments (income)	$36,407	$(3,772)	$19,409	$625

Less: Amount representing interest				(23)

Present value of future lease payments				$602

Rent expense totaled $5.2 million for each of the years ended December 31, 2019 and 2020. Sublease rent income totaled $2.7 million for each of the years ended December 31, 2019 and 2020.

In connection with three of the Company’s facilities leases, the Company was required to obtain irrevocable letters of credit in lieu of security deposits. The letters of credit totaled $8.6 million and $7.7 million as of December 31, 2019 and 2020, respectively, and expire within a set number of days after the expirations of the facilities leases. In connection with the Company’s office facility lease, following the fourth year of the lease, the letter of credit balance can be reduced annually by a stated amount in the lease agreement, so long as the Company complies with certain covenants. In connection with the Company’s warehouse lease, the letter of credit balance is reduced annually by a stated amount in the lease agreement, so long as the Company complies with certain covenants.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Purchase Commitments

The Company has unconditional purchase commitments for software service subscriptions, advertising services and certain other services. Future minimum payments under these unconditional purchase commitments as of December 31, 2020 are as follows:

(In thousands)
Years Ending December 31,
2021	2,233
2022	147
2023	141
2024	—
2025	—
Thereafter	—

Future minimum payments	$2,521

Litigation

On September 17, 2019, the Nevada Department of Taxation (the “Department”) issued a Deficiency Notice against the Company to initiate administrative legal proceedings before the Department for the alleged non-compliance with employee retention requirements provided in exchange for tax benefits in establishing the Company’s Las Vegas distribution center in a December 2016 Abatement Agreement the Company had executed with the State of Nevada via its Governor’s Office of Economic Development. The Company has denied the allegations. An administrative hearing was held in the matter on January 15, 2021. There is no assurance of a favorable outcome and the potential loss resulting from this matter could be up to $0.6 million plus interest, for which the Company has recorded an accrual of $0.6 million in accrued expenses on the consolidated balance sheets as of December 31, 2019 and 2020.

On September 23, 2020, the Center for Advanced Public Awareness served a 60-Day Notice of Violation on the Company, alleging that the Company violated California’s Health and Safety Code (“Prop 65”) because of the amount of lead in the Company’s Diaper Rash Cream and seeking statutory penalties and product warnings available under Prop 65. The Company intends to vigorously defend itself in this matter. The matter’s outcome and materiality are uncertain at this time. Therefore, the Company cannot estimate the probability of loss or range of loss in this matter.

On January 28, 2021, Rosaura Navar filed a putative class action compliant (Rosaura Navar, et al. v. The Honest Company, Inc.—Los Angeles County Superior Court, Case No. 21STCV03381) alleging that the Company violated California’s Unfair Competition Law by failing to comply with California’s Automatic Renewal Law. The complaint demands restitution, injunctive and declaratory relief. The Company intends to vigorously defend itself in this matter. The outcome and materiality of this legal proceeding are uncertain to the Company. Accordingly, the Company cannot estimate the probability of loss or range of loss in this matter.

From time to time, the Company may be subject to various legal proceedings, claims, and litigation arising in the ordinary course of business. As of December 31, 2019 and 2020, the Company is not subject to any other currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor has the Company been involved in litigation in connection with these indemnification arrangements. As of December 31, 2019 and 2020, the Company has not accrued a liability for these guarantees as, the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable.

11.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable convertible preferred stock of the Company represents the issued and outstanding shares of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F as of December 31, 2019 and 2020.

The following table summarizes the redeemable convertible preferred stock information as of December 31, 2019 and 2020:

(In thousands, except for share amounts)	Authorized Shares	Issued and Outstanding Shares	Carrying Value	Liquidation Preference
Series A Redeemable Convertible Preferred Stock	5,673,759	5,673,759	$6,000	$6,000
Series A-1 Redeemable Convertible Preferred Stock	5,777,008	5,777,008	20,796	21,000
Series B Redeemable Convertible Prefered Stock	2,275,786	2,275,786	42,106	50,000
Series C Redeemable Convertible Preferred Stock	2,587,102	2,587,102	90,586	100,000
Series D Redeemable Convertible Preferred Stock	2,272,972	2,227,312	101,239	101,911
Series E Redeemable Convertible Preferred Stock	3,459,102	3,459,102	67,685	67,815
Series F Redeemable Convertible Preferred Stock	2,550,395	2,550,395	47,992	50,000

Total	24,596,124	24,550,464	$376,404	$396,726

Preferred Stock Rights and Preferences

The rights and preferences associated with the Company’s Series A, Series A-1, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock are summarized as follows:

Conversion Rights

Each share of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock outstanding is convertible at any time, at the option of the holder, into common stock as determined below.

Each share of Series A, Series A-1, Series B, Series C, Series D, Series E, and Series F redeemable convertible preferred stock is convertible into the number of shares that results from dividing 1) the original issue price by 2) the conversion price. The initial conversion price for Series A, Series A-1, Series B, Series C, Series D, Series E

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

and Series F redeemable convertible preferred stock is equal to the original issue price, and accordingly, each share of redeemable convertible preferred stock is convertible into one share of common stock as of December 31, 2020. The Series A, Series A-1, Series B, Series C, Series D, Series E, and Series F redeemable convertible preferred stock may be adjusted for certain dilutive issuances, splits and combinations, dividends and distributions, and mergers or reorganizations. The original issue price per share of the Series A, Series A-1, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock was $1.0575, $3.6351, $10.9852, $27.0573, $45.7550, $19.6048 and $19.6048, respectively.

Each share of Series A and Series A-1 redeemable convertible preferred stock will automatically convert upon the earlier of a written consent of the majority of the holders of the outstanding shares of Series A and Series A-1 redeemable convertible preferred stock, voting together as a single class, on an as-converted basis, or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933 (as amended, the “Securities Act”) at a price of at least $18.1755 per share in which the gross proceeds to the Company are at least $50.0 million.

Each share of Series B redeemable convertible preferred stock will automatically convert upon the earlier of a written consent of two-thirds of the holders of the outstanding shares of Series B redeemable convertible preferred stock or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act in which the gross proceeds to the Company are at least $50.0 million.

Each share of Series C redeemable convertible preferred stock will automatically convert upon the earlier of a written consent of at least a majority of the holders of the outstanding shares of Series C redeemable convertible preferred stock or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act in which the gross proceeds to the Company are at least $70.0 million.

Each share of Series D redeemable convertible preferred stock will automatically convert upon the earlier of a written consent of at least a majority of the holders of the outstanding shares of Series D redeemable convertible preferred stock or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act in which the gross proceeds to the Company are at least $100.0 million.

Each share of Series E redeemable convertible preferred stock will automatically convert upon the earlier of a written consent of at least a majority of the holders of the outstanding shares of Series E redeemable convertible preferred stock or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act in which the gross proceeds to the Company are at least $100.0 million.

Each share of Series F redeemable convertible preferred stock will automatically convert upon the earlier of a written consent of at least a majority of the holders of the outstanding shares of Series F redeemable convertible preferred stock or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act in which the gross proceeds to the Company are at least $100.0 million.

In the event the sale of shares in a firm commitment underwritten public offering is less than $33.8216 per share with respect to the Series C and Series D redeemable convertible preferred stock, $24.5060 per share with respect to the Series E and F redeemable convertible preferred stock, or $21.9704 per share with respect to the Series B

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

redeemable convertible preferred stock, each an IPO Target Price, the redeemable convertible preferred stock conversion price is adjusted based on the product of the redeemable convertible preferred stock original issue price and the public offering price divided by IPO Target Price. The IPO Target Price feature results in the preferred stockholder receiving a fixed dollar amount on conversion settled into a variable number of shares, or a stock-settled redemption feature. Upon settlement of this stock-settled redemption feature, the Company will record a gain or loss on extinguishment of the redeemable convertible preferred stock as an adjustment to net income (loss) to arrive at net income (loss) attributable to common stockholders to calculate earnings per share. The extinguishment gain or loss is measured as the difference between the carrying amount of the redeemable convertible preferred stock and the fair value of common stock upon the IPO date.

Dividend Rights

Common stockholders are entitled to non-cumulative dividends when and if declared by the Board. If any dividend is paid on any share of common stock, such dividends shall be distributed among all holders of common stock, any such other class or series of capital stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of such other class or series of capital stock and Preferred Stock were converted to Common Stock at the then effective conversion rate.

For the years ended December 31, 2019 and 2020, no dividends were declared nor paid.

Liquidation

Upon any liquidation event, the holders of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock are entitled to receive distributions prior to and in preference to any distributions of any of the assets of the Company to the holders of common stock. The holders of Series A, Series A-1, Series D, Series E and Series F redeemable convertible preferred stock are entitled to receive an amount per share equal to the original issue price, plus all declared but unpaid dividends. The holders of Series B redeemable convertible preferred stock are entitled to receive an amount per share equal to two times the original issue price, plus all declared and unpaid dividends. The holders of Series C redeemable convertible preferred stock are entitled to receive an amount per share equal to 1.42857 times the original issue price, plus all declared and unpaid dividends. If amounts available to be distributed are insufficient to pay the liquidation preferences of the redeemable convertible preferred stock in full, then the entire assets and funds of the Company legally available for distribution will be distributed to the holders of Series A, Series A-1, Series B, Series C, Series D, Series E, and Series F redeemable convertible preferred stock ratably in proportion to the preferential amount each holder would have otherwise been entitled to receive. After payment of the liquidation preferences to the holders of redeemable convertible preferred stock, all remaining assets, if any, are distributed to the holders of common stock.

A liquidation event is defined as a liquidation, dissolution or winding up of the Company, an acquisition of the Company in which the shares of capital stock held prior to the acquisition do not represent a majority of the voting power held after the acquisition, or a disposition of substantially all of the assets of the Company. The liquidation preference provisions of the Series A, Series A-1, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock are considered contingent redemption provisions because there are certain elements that are not solely within the control of the Company, such as a change in control of the Company. Accordingly, the redeemable convertible preferred stock is presented in the mezzanine section of the consolidated balance sheets.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

Voting Rights

The holders of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock have the right to one vote for each share of common stock into which such Series A, Series A-1, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock could then be converted. Common stockholders receive one voting right per share held.

Redemption Rights

The preferred stock is not redeemable at the option of the holder.

Shares Available for Issuance

As of December 31, 2020, there were no shares of Series A, Series A-1, Series B, Series C, Series D, Series E, or Series F redeemable convertible preferred stock available for issuance. As of December 31, 2020, the number of common shares available for issuance under the Company’s amended certificate of incorporation were as follows:

Authorized number of common shares	55,000,000
Common shares outstanding	(17,044,593)
Stock awards outstanding under the 2011 Plan	(9,019,021)
Stock awards available for grant under the 2011 Plan	(1,297,539)
Reserve for the conversion of preferred stock	(24,550,464)

Available for issuance	3,088,383

12.	Stock-Based Compensation

Stock Options

The Company’s 2011 Stock Incentive Plan (the “2011 Plan”), which is stockholder-approved, permits the grant of incentive and nonqualified stock options, stock awards, stock units or stock appreciation rights of common stock. As of December 31, 2020, there were 12,603,685 shares authorized and 1,297,539 shares available for grant under the 2011 Plan.

Executive officers, other employees of the Company, nonemployee directors and others who provide substantial services to the Company are eligible to be granted awards under the 2011 Plan. The Company believes that such awards align the interest of its employees with those of its stockholders. Generally, stock options vest 25% on the first anniversary of the vesting commencement date and then monthly thereafter for 36 months, or pursuant to another vesting schedule as approved by the Board and set forth in the option agreement. Certain options and share awards provide for accelerated vesting upon certain events as described in the terms of the option and award agreements. Stock options have a maximum term of ten years.

During the years ended December 31, 2019 and 2020, the Company recorded stock-based compensation expense related to stock options granted under the 2011 Plan of $7.8 million and $7.9 million, respectively. For the year ended December 31, 2019, $7.5 million and $0.3 million of stock-based compensation expense were allocated to selling, general and administrative and research and development expense, respectively. For the year ended December 31, 2020, $7.6 million and $0.3 million of stock-based compensation expense were allocated to selling, general and administrative and research and development expense, respectively.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

During the year ended December 31, 2018, the Board amended the unexercised portion of 4,280,534 stock options related to 239 option holders to reduce the exercise price of each eligible option to $10.25 per share. The incremental cost recognized during the years ended December 31, 2019 and 2020 as a result of this modification was $0.8 million and $0.7 million, respectively, which was included within the stock-based compensation expense recognized for the years ended December 31, 2019 and 2020 of $7.8 million and $7.9 million, respectively.

The following table summarizes the key input assumptions used in the Black-Scholes option-pricing model and the Monte Carlo simulation model to estimate the fair value of stock options granted to employees and non-employees during the years ended December 31:

	2019	2020
Expected life of options (in years)	5.27 - 6.46	6.02 - 6.08
Expected stock price volatility	45% - 50%	50% - 60%
Risk free interest rate	1.68% - 2.91%	0.30% - 0.97%
Expected dividend yield	0%	0%
Weighted average grant-date fair value per share of stock options granted	$5.40	$4.06

The following table summarizes the stock option activity for the year ended December 31, 2020:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Intrinsic Value (In thousands)
Outstanding at December 31, 2019	8,337,235	$10.27	6.6	$5,073
Granted	1,807,751	10.72
Exercised	(28,056)	1.46
Forfeited	(1,097,909)	9.61

Outstanding at December 31, 2020	9,019,021	$10.46	6.3	$8,635

At December 31, 2020
Exercisable	6,073,108	$10.20	5.3	$7,437

The intrinsic value of options exercised during the years ended December 31, 2019 and 2020 were $0.7 million and $0.3 million, respectively. This intrinsic value represents the difference between the fair value of the Company’s common stock on the date of exercise and the exercise price of each option.

The total fair value of options vested during the years ended December 31, 2019 and 2010 were $8.3 million and $7.6 million, respectively.

As of December 31, 2020, total unrecognized stock-based compensation cost related to unvested stock options was approximately $12.8 million, which is expected to be recognized over a weighted average period of 4.3 years.

Performance and market vesting conditions

Since 2018 the Company has granted stock options that vest based upon achieving a Qualifying Liquidity Event, provided the employee remains employed on the date the vesting condition is satisfied. As of December 31,

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

2020, such stock options to purchase 1,221,459 shares of common stock were outstanding with a weighted average exercise price of $11.08 per share. The Qualifying Liquidity Event is defined as the first to occur of: (1) a Change in Control (as defined in the employment agreement) or (2) the effective date of a registration statement of the Company filed under the Securities Act of 1933, as amended, for the sale of the Company’s common stock, but only if the Board determines that the fair market value of a share of the Company’s common stock in connection with such event is at least 1.5 times, 2 times or 2.5 times the per-share exercise price of the option, depending on the award. The fair market value with respect to the event described in clause (1) will be based on the total purchase price per share of common stock in connection with such event and the fair market value with respect to the event described in clause (2) will be the price per share at which shares are first sold to the public in the Company’s initial public offering. If an event in clauses (1) or (2) occurs and the Board determines that the fair market value of a share of the Company’s common stock in connection with such event is less than the defined multiple of the per-share exercise price of the option, then the options terminate as of the occurrence of such event. The Company determined the grant date fair value of the awards on the date of grant using the Monte Carlo simulation model. As of December 31, 2020, there has been no Qualifying Liquidity Event, and therefore, no expense has been recognized related to these options. As of December 31, 2019 and 2020, total unrecognized stock-based compensation cost related to these stock options was approximately $0.7 million and $3.1 million, respectively.

Performance vesting condition

In 2018 and 2019 the Company granted stock options that vest based upon achieving certain performance conditions provided the employee remains employed on the date the performance condition is satisfied. Of these options, 50% vest upon the Board’s confirmation that the Company has achieved net revenue of a least $420.0 million over any rolling twelve-month period prior to December 31, 2021 (“the Revenue Achievement”) and the remaining 50% vest upon the Board’s confirmation that the Company has achieved adjusted EBITDA of at least $58.0 million over any rolling twelve-month period prior to December 31, 2021 (“the EBITDA Achievement”). Through December 31, 2019, the Company determined that neither the Revenue Achievement nor the EBITDA Achievement was probable of occurring. Therefore, no expense was recognized through December 31, 2019.

In February 2020, the Company modified the terms of these awards such that the awards vest solely based upon a Qualifying Liquidity Event where the fair market value of a share of the Company’s common stock in connection with such event is at least 1.5 times the per-share exercise price of the option. The fair value of these awards on the date of modification was $0.8 million, which will be recognized as stock-based compensation expense when the Qualifying Liquidity Event occurs. As of December 31, 2020, such stock options to purchase 261,250 shares of common stock were outstanding with a weighted-average exercise price of $11.53 per share. Total unrecognized stock-based compensation cost related to these stock options as of December 31, 2020 was $0.7 million, which is included in the $3.1 million of unrecognized stock-based compensation cost related to the performance and market vesting awards.

Restricted Stock Awards and Units

In April 2017, the Company granted Restricted Stock Awards (RSAs) to an officer of the Company. The underlying security for the restricted stock awards is the Series D redeemable convertible preferred stock. During the year ended December 31, 2019, the Company recorded stock-based compensation expense of $0.5 million related to restricted stock awards to selling, general and administrative expense. The restricted stock awards were fully vested and reported in the mezzanine section of the Company’s consolidated balance sheets as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, the officer held 41,762 shares of Series D redeemable convertible preferred stock.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

The Company recorded the shares initially as liabilities which were remeasured to fair value each period until six months after vesting when they were reclassified to redeemable convertible preferred stock in the mezzanine portion of the consolidated balance sheets. The officer is able to put these shares back to the Company at fair value upon termination for any reason other than cause. The put right expires upon the consummation of the Company’s first underwritten public offering of its common stock under the Securities Act, or upon a consummation of a corporate transaction, as defined, in which the stock is converted into the right to receive consideration consisting of cash, publicly-traded securities or a combination thereof.

13.	Net Loss per Share Attributable to Common Stockholders

The Company computes earnings per share using the two-class method required for participating securities. The two-class method requires net income be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. In periods where the Company has net losses, losses are not allocated to participating securities as they are not required to fund the losses. The Company considers its redeemable convertible preferred stock to be participating securities as preferred stockholders have rights to participate in dividends with the common stockholders.

Basic net loss attributable to common stockholders per share is computed by dividing the net loss by the weighted average number of common stock outstanding for the period. For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share, since the impact of potentially dilutive common stock and other equity instruments is anti-dilutive.

The following potentially dilutive shares were excluded from the computation of diluted net loss per share because including them would have been antidilutive for the years ended December 31:

	2019	2020
(In thousands)
Redeemable convertible preferred stock	24,550	24,550
Stock options to purchase common stock	8,337	9,019

Total	32,887	33,569

14.	Employee Benefit Plan

The Company has a 401(k) retirement plan that covers substantially all full-time employees who meet the plan’s eligibility requirements and provides for an employee elective contribution. Matching contributions were $0.8 million and $0.8 million during the years ended December 31, 2019 and 2020, respectively.

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

15.	Income Taxes

The components of income tax provision consisted of the following for the years ended December 31:

	2019	2020
(In thousands)
Current
Federal	$—	$—
State	55	89

	55	89
Deferred
Federal	—	—
State	—	—

	—	—

Income tax provision	$55	$89

The reconciliation of income tax benefit computed at the U.S. Federal statutory rate of 21% to the Company’s income tax provision is as follows for the years ended December 31:

	2019	2020
(In thousands)
Income tax benefit at the federal statutory rate	$(6,534)	$(3,019)
State income taxes, net of federal benefit	(2,015)	831
Permanent differences for equity compensation	(120)	2,353
Nondeductible items	387	82
Change in valuation allowance	8,337	(158)

	$55	$89

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities as of December 31 were as follows:

	2019	2020
(In thousands)
Deferred tax assets
Intangible assets	$168	$141
Accrued expenses	3,883	3,958
Deferred revenue	7	—
Allowances, reserves and other	2,345	2,970
Stock-based compensation	15,306	13,648
Net operating loss and other carryforwards	69,167	69,905

Total deferred tax assets	90,876	90,622

Valuation allowance	(85,083)	(84,934)

Net deferred tax assets	5,793	5,688

Deferred tax liabilities
Deferred revenue	—	(6)
Property and equipment	(449)	(481)
Prepaid expenses	(181)	(224)
State taxes	(5,163)	(4,977)

Total deferred tax liabilities	(5,793)	(5,688)

Net deferred taxes	$—	$—

As of December 31, 2020, the Company had federal and state net operating loss carryforwards of $243 million and $220 million, respectively. Federal and state net operating loss carryforwards begin to expire in 2032. Federal NOLs generated after January 1, 2018 would not expire, but would only be available to offset up to 80% of the Company’s future taxable income.

The Internal Revenue Code of 1986, as amended, imposes substantial restrictions on the utilization of net operating losses and other tax attributes in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use pre-change net operating loss and research tax credits may be limited as prescribed under IRC Sections 382 and 383. Events which may cause limitation in the amount of the net operating losses and credits that the Company utilizes in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. The Company performed a study to determine whether net operating losses and credit carryover limitations exist under Section 382 as of December 31, 2020, and determined that a portion of the net operating losses that were generated during 2013 and prior are subject to Section 382 annual limitations. The Company has determined it should be able to fully utilize these net operating losses before they expire, provided the Company generates sufficient taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or includable in taxable income. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020. Such objective evidence limits the ability to consider other subjective evidence

The Honest Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and 2020

such as its projections for future growth. On the basis of this evaluation, at December 31, 2020, a full valuation allowance has been recorded since it is more likely than not that the deferred tax assets will not be realized.

The following table summarizes the changes in the valuation allowance for the years ended December 31:

	2019	2020
(In thousands)
Beginning balance	$77,073	$85,083
Increase (decrease) to valuation allowance	8,337	(158)
Decrease due to adoption of ASC 606	(254)	—
Other increases (decreases)	(73)	9

Ending balance	$85,083	$84,934

The Company is subject to taxation in the U.S. federal and various state jurisdictions. The Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense but did not incur any interest and penalties during the years ended December 31, 2019 and 2020. The Company is subject to examination from federal tax authorities for years 2017, 2018, 2019, and 2020. To the extent allowed by law, the federal and state tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward and make adjustments up to the amount of the net operating loss or credit carryforward.

16.	Related Party Transactions

In April 2020, the Company engaged Summit House Studios LLC, a third-party consultant, to provide digital ad production services. Summit House Studios LLC is owned by a major shareholder of the Company. The Company incurred $0.3 million of advertising cost for the year ended December 31, 2020, which is reported as marketing expense in the Company’s consolidated statement of comprehensive loss. Of the total advertising cost incurred for the year ended December 31, 2020, $0.1 million is included in accounts payable on the Company’s consolidated balance sheet.

17.	Subsequent Events

The Company has evaluated subsequent events through March 15, 2021, the date these consolidated financial statements were available to be issued.

In February 2021, the Company granted 100,000 restricted stock units (RSUs) to an officer of the Company of which 40,000 RSUs will vest over a period of four years based on continued service and 60,000 RSUs will vest one year after the occurrence of a liquidity event, including an IPO. The grant-date fair value of this award was $2.0 million.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “The Honest Company,” the “company,” “we,” “our,” “us” or similar terms refer to The Honest Company, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

SEC registration fee		$10,910
FINRA filing fee		15,500
Exchange listing fee		*
Printing and engraving expenses		*
Legal and other advisory fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and executive officers and permit us to indemnify our other officers, employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, executive officer, employee or agent of The Honest Company, Inc., provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of The Honest Company, Inc. At present, there is no pending litigation or proceeding involving a director or executive officer of The Honest Company, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we have made the following sales of unregistered securities:

Equity Plan-Related Issuances

1.

Since January 1, 2018, we have issued to our directors, officers, employees, consultants and other service providers an aggregate of 472,169 shares of our common stock at per share purchase prices ranging from $0.20 to $12.59 pursuant to exercises of options under our Amended and Restated 2011 Stock Incentive Plan, or 2011 Plan.

2.

Since January 1, 2018, we have granted to our directors, officers, employees, consultants and other service providers options to purchase 5,674,126 shares of our common stock with per share exercise prices ranging from $10.25 to $11.94 under our 2011 Plan.

3.	In February 2021, we granted a restricted stock units to be settled for 100,000 shares of our common stock to one of our officers under our 2011 Plan.

Common Stock Issuances

4.	In June 2018, we issued and sold an aggregate of 4,347,826 shares of our common stock to one accredited investor at a price per share of $11.50, for an aggregate purchase price of $50.0 million.

Preferred Stock Issuances

5.

In June 2018, we issued and sold an aggregate of 2,550,395 shares of our Series F redeemable convertible preferred stock to one accredited investor at a price per share of $19.6048, for an aggregate purchase price of $50.0 million.

The offers, sales and issuances of the securities described in paragraphs (1) through (3) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, officers, employees, consultants or other service providers and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (4) through (5) were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect immediately prior to the completion of the offering.

3.3	Bylaws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect immediately prior to the completion of the offering.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1	Amended and Restated Investors’ Rights Agreement, dated as of June 11, 2018.

10.2+	2011 Plan and forms of agreements thereunder.

10.3+*	2021 Equity Incentive Plan and forms of agreements thereunder.

10.4+*	2021 Employee Stock Purchase Plan and forms of agreements thereunder.

10.5+*	Non-Employee Director Compensation Policy.

10.6+*	Form of Indemnity Agreement entered into by and between Registrant and each director and executive officer.

10.7+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Nikolaos Vlahos.

10.8+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Jessica Warren.

10.9+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Donald Frey.

10.10+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Janis Hoyt.

10.11+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Kelly Kennedy.

10.12+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Glenn Klages.

10.13+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Jasmin Manner.

10.14+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Sharareh Parvaneh.

10.15+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Rick Rexing.

10.16+*	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Brendan Sheehey.

Exhibit Number	Description

10.17	Office Lease, dated as of July 8, 2015, by and between the Registrant and CV Latitude 34 LLC.

10.18	Warehouse Lease Agreement, dated as of November 16, 2016, by and between the Registrant and GLP US Management LLC (as successor in interest to PHI Donovan Land, LLC), as amended.

10.19†*	Amazon Vendor Terms and Conditions.

10.20†*	Amendment to Vendor Terms and Conditions, dated as of March 20, 2017, by and between the Registrant and Amazon Fulfillment Services, Inc.

10.21†*	Costco Wholesale Standard Terms.

10.22†*	Costco Wholesale Basic Vendor Agreement, dated as of March 4, 2013, by and between the Registrant and Costco Wholesale Corporation.

10.23†*	Target Conditions of Contract.

10.24†*	Logistics Services Agreement, dated as of January 31, 2014, by and between the Registrant and Geodis Logistics, LLC (f/k/a Ozburn-Hessey Logistics, LLC).

10.25†*	Amendment One to the Logistics Services Agreement, dated as of March 7, 2014, by and between the Registrant and Geodis Logistics, LLC (f/k/a Ozburn-Hessey Logistics, LLC).

10.26†*	Amendment Two to the Logistics Services Agreement, dated as of October 3, 2014, by and between the Registrant and Geodis Logistics, LLC (f/k/a Ozburn-Hessey Logistics, LLC).

10.27†*	Amendment Three to the Logistics Services Agreement, dated as of December 4, 2014, by and between the Registrant and Geodis Logistics, LLC (f/k/a Ozburn-Hessey Logistics, LLC).

10.28†*	Amendment Four to the Logistics Services Agreement, dated as of December 26, 2014, by and between the Registrant and Geodis Logistics, LLC (f/k/a Ozburn-Hessey Logistics, LLC).

10.29*	Amendment Five to the Logistics Services Agreement, dated as of March 3, 2016, by and between the Registrant and Geodis Logistics, LLC (f/k/a Ozburn-Hessey Logistics, LLC).

10.30†*	Amendment Six to the Logistics Services Agreement, dated as of January 3, 2017, by and between the Registrant and Geodis Logistics, LLC.

10.31†*	Amendment Seven to the Logistics Services Agreement, dated as of May 1, 2017, by and between the Registrant and Geodis Logistics, LLC.

10.32†*	Amendment Eight to the Logistics Services Agreement, dated as of May 18, 2017, by and between the Registrant and Geodis Logistics, LLC.

10.33†*	Amendment Nine to the Logistics Services Agreement, dated as of March 28, 2018, by and between the Registrant and Geodis Logistics, LLC.

10.34†*	Amendment Ten to the Logistics Services Agreement, dated as of November 2, 2018, by and between the Registrant and Geodis Logistics, LLC.

10.35†*	Amendment Eleven to the Logistics Services Agreement, dated as of July 19, 2018, by and between the Registrant and Geodis Logistics, LLC.

10.36*	Amendment Twelve to the Logistics Services Agreement, dated as of October 31, 2019, by and between the Registrant and Geodis Logistics, LLC.

10.37†*	Amendment Thirteen to the Logistics Services Agreement, dated as of November 1, 2019, by and between the Registrant and Geodis Logistics, LLC.

10.38*	Amendment Fourteen to the Logistics Services Agreement, dated as of November 14, 2019, by and between the Registrant and Geodis Logistics, LLC.

10.39†*	Amendment Fifteen to the Logistics Services Agreement, dated as of December 18, 2019, by and between the Registrant and Geodis Logistics, LLC.

Exhibit Number	Description

10.40†*	Second Amended and Restated Contract Manufacturing Agreement, dated as of January 1, 2019, by and between the Registrant and Valor Brands LLC, a.k.a. Ontex North America.

10.41†*	Amendment No. 1 to Second Amended and Restated Contract Manufacturing Agreement, dated as of January 1, 2020, by and between the Registrant and Valor Brands LLC, a.k.a. Ontex North America.

10.42†*	Amendment No. 2 to Second Amended and Restated Contract Manufacturing Agreement, dated as of May 1, 2020, by and between the Registrant and Valor Brands LLC, a.k.a. Ontex North America.

10.43*	Amendment No. 3 to Second Amended and Restated Contract Manufacturing Agreement, dated as of July 8, 2020, by and between the Registrant and Valor Brands LLC, a.k.a. Ontex North America.

10.44*	Credit Agreement, dated as of , 2021, by and among the Registrant, JPMorgan Chase Bank, N.A., and the other parties thereto.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this registration statement).

99.1	Consent of Susan Gentile to be Named as a Director Nominee.

*	To be filed by amendment.
†

Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined that the information is both not material and is the type that the registrant treats as private or confidential.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on April 9, 2021.

THE HONEST COMPANY, INC.

By:	/s/ Nikolaos Vlahos
Name:	Nikolaos Vlahos
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nikolaos Vlahos, Kelly Kennedy and Brendan Sheehey, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nikolaos Vlahos Nikolaos Vlahos	Chief Executive Officer and Director (Principal Executive Officer)	April 9, 2021

/s/ Jessica Warren Jessica Warren	Chief Creative Officer and Director	April 9, 2021

/s/ Kelly Kennedy Kelly Kennedy	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	April 9, 2021

/s/ Katie Bayne Katie Bayne	Director	April 9, 2021

/s/ Scott Dahnke Scott Dahnke	Director	April 9, 2021

/s/ Eric Liaw Eric Liaw	Director	April 9, 2021

/s/ Jeremy Liew Jeremy Liew	Director	April 9, 2021

/s/ Avik Pramanik Avik Pramanik	Director	April 9, 2021